   As filed with the Securities and Exchange Commission on November 16, 1999


                                                    Registration Nos. 333-85183


                                                                  and 811-09547


-------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM N-4


REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                 [ ]



                         Pre-Effective Amendment No. 1                 [X]


                          Post-Effective Amendment No.                 [ ]

                                     and


REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940         [ ]





                                 Amendment No.1                        [X]



                       FARMERS ANNUITY SEPARATE ACCOUNT A
                       ----------------------------------
                           (Exact Name of Registrant)

                    FARMERS NEW WORLD LIFE INSURANCE COMPANY
                    ----------------------------------------
                               (Name of Depositor)


           3003 - 77th Avenue, S.E., Mercer Island, Washington 98040
           ---------------------------------------------------------
              (Address of Depositor's Principal Executive Offices)


               Depositor's Telephone Number, including Area Code:
                                 (206) 232-8400


Name and Address of Agent for Service:                                 Copy to:

John R. Patton, FLMI, FLHC, CLU, ChFC                                  Stephen E. Roth, Esq.
Assistant Vice President -- Staff Operations                           Sutherland Asbill & Brennan LLP
Farmers New World Life Insurance Company                               1275 Pennsylvania Avenue, N.W.
3003 - 77th Avenue, S.E.                                               Washington, D.C. 20004-2415
Mercer Island, Washington 98040



                 Approximate date of proposed public offering:
   As soon as practicable after effectiveness of the Registration Statement.

                              -------------------

                     Title of securities being registered:
   Units of interest in a separate account under individual flexible premium variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

PROSPECTUS

____________, 2000



Please read this prospectus carefully before investing, and keep it for future reference. It contains important information about the Farmers Variable Annuity.



To learn more about the Contract, you may want to read the Statement of Additional Information dated [___________], 2000 (known as the "SAI"). For a free copy of the SAI, contact us at:


    Farmers New World Life Insurance Company
    SERVICE CENTER

    P.O. Box 724208


    Atlanta, GA  31139


    1-877-376-8008 (toll free)


We have filed the SAI with the U.S. Securities and Exchange Commission ("SEC") and have incorporated it by reference into this prospectus. The SAI's table of contents appears at the end of this prospectus.


The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information about us. You may also read and copy these materials at the SEC's public reference room in Washington, D.C. Call 1-800-SEC-0330 for information about the SEC's public reference room.


VARIABLE ANNUITY CONTRACTS INVOLVE CERTAIN RISKS, AND YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT.


- The investment performance of the portfolios in which the subaccounts invest will vary.


-         We do not guarantee how any of the portfolios will perform.

- The Contract is not a deposit or obligation of any bank, and no bank endorses or guarantees the Contract.


- Neither the U.S. Government nor any federal agency insures your investment in the Contract.



FARMERS VARIABLE ANNUITY


INDIVIDUAL FLEXIBLE PREMIUM VARIABLE ANNUITY
           issued by

FARMERS NEW WORLD LIFE INSURANCE COMPANY through the

FARMERS ANNUITY SEPARATE ACCOUNT A

HOME OFFICE
    3003 - 77th Avenue, S.E.
    Mercer Island, Washington  98040
    Telephone:  (206) 232-8400


The Farmers Variable Annuity Contract (the "Contract") has 13 funding choices -- one fixed account (paying a guaranteed minimum fixed rate of interest) and 12 subaccounts. The subaccounts invest in the following 12 mutual fund portfolios:


JANUS ASPEN SERIES


-     Capital Appreciation Portfolio


KEMPER VARIABLE SERIES
-     Kemper Government Securities Portfolio
-     Kemper High Yield Portfolio
-     Kemper Small Cap Growth Portfolio
-     Kemper-Dreman High Return Equity Portfolio

PIMCO VARIABLE INSURANCE TRUST
-     PIMCO Low Duration Bond Portfolio
-     PIMCO Foreign Bond Portfolio

SCUDDER VARIABLE LIFE INVESTMENT FUND

-     Money Market Portfolio


-     Growth and Income Portfolio (Class A Shares)


-     International Portfolio (Class A Shares)


-     Bond Portfolio (Class A Shares)


TEMPLETON VARIABLE PRODUCTS SERIES FUND


-     Templeton Developing Markets Fund (Class 2 Shares)



THIS PROSPECTUS MUST BE ACCOMPANIED OR PRECEDED BY A CURRENT PROSPECTUS FOR EACH OF THE PORTFOLIOS LISTED ABOVE.






  THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A
                                 FEDERAL CRIME.

                               TABLE OF CONTENTS

GLOSSARY..................................................................................................................1
HIGHLIGHTS................................................................................................................3
   THE CONTRACT...........................................................................................................3
   HOW TO INVEST..........................................................................................................3
   CANCELLATION -- THE RIGHT TO EXAMINE PERIOD............................................................................4
   INVESTMENT OPTIONS.....................................................................................................4
   TRANSFERS..............................................................................................................5
   ACCESS TO YOUR MONEY...................................................................................................5
   DEATH BENEFIT..........................................................................................................6
   GUARANTEED MINIMUM DEATH BENEFIT.......................................................................................6
   FEES AND CHARGES.......................................................................................................6
   ANNUITY PROVISIONS.....................................................................................................8
   GUARANTEED RETIREMENT INCOME BENEFIT...................................................................................8
   FEDERAL TAX STATUS.....................................................................................................9
   INQUIRIES..............................................................................................................9
FEE TABLE................................................................................................................10
   EXAMPLES..............................................................................................................12
   CONDENSED FINANCIAL INFORMATION.......................................................................................13
ABOUT FARMERS NEW WORLD LIFE INSURANCE COMPANY AND THE VARIABLE ACCOUNT..................................................14
   FARMERS NEW WORLD LIFE INSURANCE COMPANY..............................................................................14
   FARMERS NEW WORLD LIFE VARIABLE ANNUITY SEPARATE ACCOUNT A............................................................14
The Portfolios...........................................................................................................15
   INVESTMENT OBJECTIVES OF THE PORTFOLIOS...............................................................................15
   AVAILABILITY OF THE PORTFOLIOS........................................................................................16
The Pay-In Period........................................................................................................17
   PURCHASING A CONTRACT.................................................................................................17
   CANCELLATION -- THE 10 DAY RIGHT TO EXAMINE PERIOD....................................................................17
   DESIGNATING YOUR INVESTMENT OPTIONS...................................................................................17
   ADDITIONAL PREMIUM PAYMENTS...........................................................................................18
Your Contract Value......................................................................................................19
   VARIABLE ACCOUNT VALUE................................................................................................19
Transfers Between Investment Options.....................................................................................20
   Automatic Asset Rebalancing Program...................................................................................20
   Asset Allocation Services.............................................................................................21
   Excessive Trading Limits..............................................................................................21
   Dollar Cost Averaging Program.........................................................................................21
   TELEPHONE TRANSFERS AND WITHDRAWALS...................................................................................22
   TRANSFER FEE..........................................................................................................22
Access to Your Money.....................................................................................................22
   SURRENDERS............................................................................................................22
   PARTIAL WITHDRAWALS...................................................................................................23
   SYSTEMATIC WITHDRAWAL PLAN............................................................................................24
Death Benefits...........................................................................................................24
   DEATH BENEFITS BEFORE THE ANNUITY START DATE..........................................................................24
   GUARANTEED MINIMUM DEATH BENEFIT......................................................................................25
   DISTRIBUTION UPON DEATH...............................................................................................26
   DEATH BENEFITS AFTER THE ANNUITY START DATE...........................................................................26
Fees and Charges.........................................................................................................27
   MORTALITY AND EXPENSE RISK CHARGE.....................................................................................27
   ASSET-BASED ADMINISTRATION CHARGE.....................................................................................27
   TRANSFER FEE..........................................................................................................27
   SURRENDER CHARGE......................................................................................................27
   Records Maintenance Charge............................................................................................29
   PORTFOLIO FEES AND CHARGES............................................................................................29
   PREMIUM TAXES.........................................................................................................30
   OTHER TAXES...........................................................................................................30
THE PAYOUT PERIOD........................................................................................................30
   THE ANNUITY START DATE................................................................................................30
   ANNUITY OPTIONS.......................................................................................................30

   DETERMINING THE AMOUNT OF YOUR ANNUITY PAYMENT........................................................................31
   FIXED ANNUITY PAYMENTS................................................................................................31
   ANNUITY TABLES........................................................................................................31
   DESCRIPTION OF ANNUITY OPTIONS........................................................................................32
GUARANTEED RETIREMENT INCOME BENEFIT.....................................................................................32
The Fixed Account........................................................................................................34
   FIXED ACCOUNT VALUE...................................................................................................34
   FIXED ACCOUNT TRANSFERS...............................................................................................35
Investment Performance of the Subaccounts................................................................................35
Voting Rights............................................................................................................36
Federal Tax Matters......................................................................................................37
   TAXATION OF NON-QUALIFIED CONTRACTS...................................................................................37
   TAXATION OF QUALIFIED CONTRACTS.......................................................................................39
   OTHER TAX ISSUES......................................................................................................40
   OUR INCOME TAXES......................................................................................................40
   POSSIBLE TAX LAW CHANGES..............................................................................................40
Other Information........................................................................................................40
   PAYMENTS..............................................................................................................40
   MODIFICATION..........................................................................................................41
   DISTRIBUTION OF THE CONTRACTS.........................................................................................41
   LEGAL PROCEEDINGS.....................................................................................................41
   REPORTS TO OWNERS.....................................................................................................42
   INQUIRIES.............................................................................................................42
   YEAR 2000 MATTERS.....................................................................................................42
   FINANCIAL STATEMENTS..................................................................................................43
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS....................................................................44

                                    GLOSSARY

    For your convenience, we are providing a glossary of the special terms we use in this prospectus.

ACCUMULATION UNIT


An accounting unit we use to calculate subaccount values during the pay-in period. It measures the net investment results of each of the subaccounts.


ANNUITANT


You are the annuitant, unless you state otherwise in your application. Before any annuity payments begin, the annuitant is the person (or persons) on whose life (or lives) the Contract is issued. When annuity payments begin, the annuitant is a person during whose lifetime payments may be made under one of the annuity options. You may select joint annuitants.




ANNUITY START DATE



The date when we will begin to pay annuity payments to you or a person you designate.


BENEFICIARY


The person you select to receive the death benefit if you or the last surviving annuitant die before the annuity start date.


CASH VALUE


The Contract Value minus any applicable surrender charge, records maintenance charge, and premium tax.



COMPANY (WE, US, OUR, FARMERS)


Farmers New World Life Insurance Company.


CONTRACT MONTH, YEAR OR ANNIVERSARY



A month, year or anniversary as measured from the issue date.


CONTRACT VALUE

The sum of the amounts you have accumulated under the Contract. It is equal to the money you have under the Contract in the variable account and the fixed account.


FINAL ANNUITY DATE



The Contract anniversary when the oldest annuitant is age 95.


FIXED ACCOUNT

An option to which you can direct your money under the Contract. It provides a guarantee of principal and interest. The assets supporting the fixed account are held in our general account and are not part of, or dependent on, the investment performance of the variable account.

FIXED ACCOUNT VALUE

Your Contract Value in the fixed account.


FREE WITHDRAWAL AMOUNT



An amount you can withdraw each Contract year as a partial withdrawal without incurring surrender charges.



FUNDS



Investment companies that are registered with the SEC. This Contract allows you to invest in the investment portfolios of the funds that are listed on the front page of this prospectus.


GENERAL ACCOUNT


The account containing all of Farmers' assets, other than those held in its separate accounts.



HOME OFFICE



The address of the Home Office is 3003-77th Avenue, S.E., Mercer Island, Washington 98040.


ISSUE DATE


The later of the date on which the initial premium is received or the date that the properly completed application is received at our Service Center. It is also the date when, depending on your state of residence, we allocate your premium(s) either entirely to the fixed account, or to the fixed account and the subaccounts you selected on your application.



NET INVESTMENT FACTOR



The factor we use to determine the value of an accumulation unit at the end of each valuation period. We determine the net investment factor separately for each subaccount.

PAY-IN PERIOD


The period that begins when we issue your Contract and ends on the annuity start date. During the pay-in period, earnings accumulate on a tax-deferred basis.


PAYOUT PERIOD


The period beginning on the annuity start date during which you or the person you designate will receive annuity payments.


PORTFOLIO


A separate investment portfolio of a fund. Each subaccount invests exclusively in one portfolio of a fund.



PREMIUM PAYMENT



Amount you pay to us for the Contract. When we use the term "premium payment" in this prospectus, it has the same meaning as "net premium payment" in the Contract, and means a premium payment less any applicable premium taxes.


QUALIFIED CONTRACT


A Contract issued in connection with retirement plans that qualify for special federal income tax treatment under the Tax Code.


SERVICE CENTER


The address of the Service Center is P.O. Box 724208, Atlanta, GA 31139. McCamish Systems, L.L.C. is the administrator of the Contract. You can call the Service Center office toll-free at 1-877-376-8008.


SUBACCOUNT


A subdivision of the variable account that invests exclusively in shares of a single portfolio of a fund. The investment performance of each subaccount is linked directly to the investment performance of the portfolio in which it invests.


SURRENDER

The termination of a Contract at the option of the owner.


TAX CODE



The Tax Code of 1986, as amended.


VALUATION DAY


Each day that the New York Stock Exchange ("NYSE") is open for trading. Farmers New World Life Insurance Company is open to administer the Contract on each day the NYSE is open.


VALUATION PERIOD


The period of time over which we determine the change in the value of the subaccounts in order to price accumulation units. Each valuation period begins at the close of normal trading on the NYSE (currently 4:00 p.m. Eastern time, 1 p.m. Pacific Time) on each Valuation Day and ends at the close of normal trading on the NYSE on the next Valuation Day.



VARIABLE ACCOUNT



Farmers Annuity Separate Account A. It is a separate investment account divided into subaccounts, each of which invests in a corresponding portfolio of a designated mutual fund.



VARIABLE ACCOUNT VALUE



The portion of the total value of your Contract that is allocated to the subaccounts of the variable account.


WRITTEN NOTICE

The written notice you must sign and send to us to request or exercise your rights as owner under the Contract. To be complete, it must: (1) be in a form we accept; (2) contain the information and documentation that we determine is necessary, and (3) be received at our Service Center.

YOU (YOUR, OWNER)

The person(s) entitled to exercise all rights as owner under the Contract.

                                   HIGHLIGHTS







         These highlights provide only a brief overview of the more important features of the Contract. More detailed information about the Contract appears later in this prospectus. Please read the remainder of this prospectus carefully.


                                  THE CONTRACT


         An annuity is a contract between you (the Contract owner) and an insurance company (Farmers) in which you agree to make one or more payments to us and, in return, we agree to pay a series of payments to you at a later date. The Farmers Variable Annuity Contract is a special kind of annuity that is:


              -   FLEXIBLE PREMIUM - you may add premium payments at any time.

              - TAX-DEFERRED - you do not have to pay taxes on earnings until you take money out by surrender, partial cash withdrawals, or we make annuity payments to you, or we pay the death benefit.


              - VARIABLE - you can direct your premium into any of 12 subaccounts. Each subaccount invests exclusively in a single portfolio of a fund. The money you invest in the subaccounts will fluctuate daily based on the performance of the mutual fund portfolios. You bear the investment risk on the amounts you invest in the subaccounts.


         You can also direct money to the fixed account. Amounts in the fixed account earn interest annually at a fixed rate that is guaranteed by us never to be less than 3%, and may be more. We guarantee the interest, as well as principal, on money placed in the fixed account.


         The Contract allows you to select on your application, for an additional fee:



                -      the optional Guaranteed Minimum Death Benefit, and/or



                -      the optional Guaranteed Retirement Income Benefit.



         Like all deferred annuities, the Contract has two phases: the "pay-in" period and the "payout" period. During the pay-in period, you can allocate money to any combination of investment alternatives. Any earnings on your investments accumulate tax-deferred. The payout period begins once you start receiving regular annuity payments from the Contract. Unless you opt for the Guaranteed Retirement Income Benefit, the money you can accumulate during the pay-in period will directly determine the dollar amount of any annuity payments you receive.


                                 HOW TO INVEST


         You may obtain a Contract application from your Farmers agent who is also a licensed registered representative. You may purchase the Contract with a single payment of $500 or more. We will not issue a Contract if you are older than age 90 on the issue date.



         You can pay additional premiums of $500 or more ($50 or more if you authorize us to draw on an account by check or electronic debit) at any time before the annuity start date. You must send all premium payments to the Service Office in Atlanta, Georgia at the address listed on the front cover of this prospectus.



         We may limit the total premium(s) paid to us during any Contract year.

                  CANCELLATION -- THE RIGHT TO EXAMINE PERIOD


         You may return your Contract to us for a refund within 10 days after you receive it. In most states, the amount of the refund will be the total premiums we have received, plus (or minus) any gains (or losses) in the amounts you invested in the subaccounts. If state law requires a return of premium, we will refund the greater of your original premium or the Contract Value on the date we receive the returned Contract at our Home Office. In those states, we will place your premium(s) in the fixed account for the number of days in your state's right to examine period, plus 10 days. We will pay the refund within 7 days after we receive the Contract. The Contract will then be deemed void. In some states you may have more than 10 days to return the Contract.



                               INVESTMENT OPTIONS

         You may invest your money in any of 12 portfolios by directing it into the corresponding subaccount. The portfolios now available to you under the Contract are:



     JANUS ASPEN SERIES                                     SCUDDER VARIABLE LIFE INVESTMENT FUND
        - Capital Appreciation Portfolio                       - Money Market Portfolio
                                                               - Growth and Income Portfolio (Class A Shares)
     KEMPER VARIABLE SERIES                                    - International Portfolio (Class A Shares)
        - Kemper Government Securities Portfolio               - Bond Portfolio (Class A Shares)
        - Kemper High Yield Portfolio
        - Kemper Small Cap Growth Portfolio
        - Kemper-Dreman High Return                         TEMPLETON VARIABLE PRODUCTS SERIES FUND
          Equity Portfolio                                     - Templeton Developing Markets Fund
                                                                 (Class 2  Shares)

     PIMCO VARIABLE INSURANCE TRUST
        - PIMCO Low Duration Bond Portfolio
        - PIMCO Foreign Bond Portfolio




         EACH ALLOCATION TO A SUBACCOUNT OR THE FIXED ACCOUNT MUST BE AT LEAST $500.






         Each subaccount invests exclusively in shares of one portfolio of a fund. Each portfolio's assets are held separately from the other portfolios and each portfolio has separate investment objectives and policies. The portfolios are described in their own prospectuses that accompany this prospectus. The value of your investment in the subaccounts will fluctuate daily based on the investment results of the portfolios in which you invest, and on the fees and charges we deduct.



         DEPENDING ON MARKET CONDITIONS, YOU CAN GAIN OR LOSE MONEY IN ANY OF THE SUBACCOUNTS. WE RESERVE THE RIGHT TO OFFER OTHER INVESTMENT CHOICES IN THE FUTURE.



         You may also direct your money to the fixed account and receive a guaranteed rate of return. Money you place in the fixed account will earn interest for one-year periods at a fixed rate that we guarantee to be not less than 3.0%.

                                   TRANSFERS


         You have the flexibility to transfer assets within your Contract. At any time during the pay-in period after the Right to Examine Period, you may transfer amounts among the subaccounts and between the fixed account and the subaccounts. Certain restrictions apply:



                 - transfers must be at least $100, or the total value in a subaccount or fixed account, if less;



                 - Contract Value remaining in a subaccount or the fixed account must be at least $500, or we will transfer the total value;


                 - only one transfer may be made from the fixed account each Contract year. The transfer must be made during the 30 days following a Contract anniversary; and

                 - transfers cannot be made from any subaccount to the fixed account over the 6 months following any transfer from the fixed account into one or more subaccounts.


         You may make 12 free transfers each contract year. We impose a $25 charge per transfer on each transfer after the twelfth during a contract year. Transfers made under the asset allocation or dollar cost averaging programs do not count toward the 12 free transfers.



         AUTOMATIC ASSET REBALANCING PROGRAM



         Under the automatic asset rebalancing program, we will automatically transfer amounts among the subaccounts on a quarterly basis so that the allocation of your Contract Value matches the percentages you specify.



         DOLLAR COST AVERAGING PROGRAM



         The dollar cost averaging program permits you to systematically transfer (on each monthly anniversary of the issue date) a set dollar amount from the fixed account to up to 8 subaccounts. Dollar cost averaging is available only during the pay-in period. The minimum transfer amount is $100.


                              ACCESS TO YOUR MONEY


         During the pay-in period, you may receive a cash withdrawal of part of your cash value. You may also fully withdraw all your value from the Contract and receive its cash value. This is called a surrender.


         Partial withdrawals are subject to the following conditions:


                -     the minimum amount you can withdraw is $100; and



                - you may not make a partial withdrawal if the withdrawal plus the surrender charge would cause the Contract Value to fall below $500.


         Surrenders and partial withdrawals may be subject to a surrender charge. In any contract year, you may withdraw a portion of your Contract Value, called the free withdrawal amount, without incurring a surrender charge.


         We offer a systematic withdrawal plan whereby, after the first Contract year, you may receive periodic payments of at least $100 on a monthly basis during the pay-in period.

         You may have to pay federal income taxes and a penalty tax on any money you withdraw from the Contract.

                                 DEATH BENEFIT


         We will pay the death benefit to the beneficiary on the death of either any owner or the last surviving annuitant before the annuity start date.




         If an annuitant (including an owner who is an annuitant) dies before his or her 80th birthday, the death benefit equals the standard death benefit, which is the greater of:



               - the Contract Value on the later of the date that we receive due proof of death and the date when we receive the beneficiary's instructions on payment method; or



               - the minimum death benefit. The minimum death benefit equals the sum of all premiums paid, minus any proportional reductions for each partial withdrawal.



         In all other cases, the death benefit equals the Contract Value determined on the later of the date that we receive due proof of death and the date when we receive the beneficiary's instructions on payment method.



                        GUARANTEED MINIMUM DEATH BENEFIT



         On your application, you may elect the Guaranteed Minimum Death Benefit which provides an enhanced death benefit in the event of the death of the last surviving annuitant before the annuity start date. We will deduct an additional daily charge from the subaccounts at an annual rate of 0.25% for this benefit.



         On the death of the last surviving annuitant, the Guaranteed Minimum Death Benefit will equal the greatest of the following:



               -      the standard death benefit described above;



               - premiums you paid accumulated daily with interest at 4% per year until the earlier of: (i) the date of death, or
                      (ii) the Contract anniversary on or next following the annuitant's 80th birthday; minus proportional reductions for withdrawals; or



               - the Greatest Anniversary Value on any Contract anniversary through the earlier of the date of death or the Contract anniversary on or next following the annuitant's 80th birthday, minus proportional reductions for withdrawals.



         A different death benefit calculation applies if the last surviving annuitant dies after the Contract anniversary on or next following the annuitant's 80th birthday.


                                FEES AND CHARGES

         MORTALITY AND EXPENSE RISK CHARGE. We will deduct a daily mortality and expense risk charge from your value in the subaccounts at an annual rate of 0.95% (1.20% if you select either the Guaranteed Minimum Death Benefit or the Guaranteed Retirement Income Benefit; 1.45% if you choose both benefits.)

         ASSET-BASED ADMINISTRATIVE CHARGE. We will deduct a daily administrative charge from your value in each subaccount at an annual rate of 0.20%.



         RECORDS MAINTENANCE CHARGE. We deduct a Records Maintenance Charge of $30 from your Contract Value on the last valuation day of each Contract year during the pay-in period, on the date when the Contract is surrendered, and on the annuity start date. We will waive this charge if your Contract Value is $50,000 or more on the date the charge is assessed.



         TRANSFER FEE. You may make 12 free transfers each Contract year. We impose a $25 charge per transfer on each transfer after the twelfth during a contract year before the annuity start date.



         SURRENDER CHARGE. During the pay-in period, you may withdraw all or part of your cash value before your death. Certain withdrawals may be made without payment of any surrender charge. Other withdrawals are subject to surrender charges.



         We calculate the surrender charge from the date you made the premium payment(s) being withdrawn. The surrender charge applies during the entire seven year period following each premium payment, and will vary depending on the number of years since you made the premium payment(s) being withdrawn.



NUMBER OF COMPLETE YEARS
FROM DATE OF PREMIUM
PAYMENT:                   0        1       2        3        4        5        6       7+
                       ------------------------------------------------------------------------
SURRENDER CHARGE:          7%       6%      5%       5%       4%       3%       2%      0



         In determining surrender charges, we will treat your premium payments as being withdrawn in the order in which we received them -- that is on a first-in, first-out basis.


         We do not assess a surrender charge on:

                 -     the death benefit;


                 - on the withdrawal of premium payments you paid us more than seven years ago;



                 -     on withdrawals that qualify under
                       the waiver of surrender charge riders as extended hospitalization or confinement to a skilled nursing facility or terminal illness (see, "Surrender Charge"); or


                 -     on the free withdrawal amount.


         The free withdrawal amount equals the greater of:



                 - Contract Value minus total premiums and minus prior withdrawals that were previously assessed a surrender charge; or



                 - 10% of Contract Value determined at the time the current withdrawal is requested.







         PREMIUM TAXES. We will deduct state premium taxes, which currently range from 0% up to 3.5%, if your state requires us to pay the tax. If applicable, we will make the deduction either: (a) from premium payments as we receive them, (b) from your Contract Value upon surrender or partial withdrawal, (c) on the annuity start date, or (d) upon payment of a death benefit.

         PORTFOLIO FEES AND CHARGES. Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. These charges currently range from .44% to 1.91% annually. See the Fee Table in this Prospectus and the prospectuses for the portfolios.

                               ANNUITY PROVISIONS


         ANNUITY OPTIONS. The Contract allows you to receive income under one of three fixed annuity payment options beginning on the annuity start date you select. The latest annuity start date you may select is the Contract anniversary when the oldest annuitant is age 95. You may receive income payments for a specific period of time or for life, with or without a guaranteed number of payments.




         We will use your cash value (less any applicable premium taxes) on the annuity start date to calculate the amount of your annuity payments under the payment plan you choose.


                      GUARANTEED RETIREMENT INCOME BENEFIT


         The Guaranteed Retirement Income Benefit provides a minimum guaranteed lifetime fixed income benefit in the form of fixed monthly annuity payments, once the Contract has been in force for at least 10 Contract years. You must elect the guaranteed retirement income benefit on your Contract application. We will deduct an additional daily charge from the subaccounts at an annual rate of 0.25% for this benefit.



         The amount of income payable under the Guaranteed Retirement Income Benefit is determined by applying the income base (less applicable taxes) to the guaranteed annuity table rates in your Contract for the annuity option you select. On the annuity start date, the amount of income payments payable will be the greater of:



              - the dollar amount determined under the Guaranteed Retirement Income Benefit; and



              - the dollar amount determined by applying Contract Value to the income benefits, annuity options and annuity tables in your Contract.



The income base under the Guaranteed Retirement Income Benefit equals the greater of:



         (i) premiums you paid accumulated daily with interest at 5.00% per year through the earlier of the annuity start date and the Contract anniversary on or next following the annuitant's 80th birthday, with a proportional reduction for withdrawals; and



         (ii) the Greatest Anniversary Value for the anniversaries through the earlier of the annuity start date and the Contract anniversary on or next following the annuitant's 80th birthday, with a proportional reduction for withdrawals

                               FEDERAL TAX STATUS

         Generally, a Contract's earnings are not taxed until you take them out. For federal tax purposes, if you take money out during the pay-in period, including a surrender, partial withdrawal or death benefit payment, earnings come out first and are taxed as ordinary income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on earnings. The annuity payments you receive during the payout phase are considered partly a return of your original investment so that part of each payment is not taxable as income until the "investment in the contract" has been fully recovered. Different tax consequences may apply for a qualified Contract. For a further discussion of the federal tax status of variable annuity contracts, see "Federal Tax Status."

                                   INQUIRIES

         If you need additional information, please contact us at:


                  the Service Center:
                  P.O. Box 724208
                  Atlanta, GA  31139
                  1-877-376-8008 (toll-free)

                                   FEE TABLE



         The purpose of the Fee Table is to help you understand the various costs and expenses that you will pay directly and indirectly by investing in the subaccounts. The Fee Table shows the current expenses of the variable account as well as the portfolios.


YOUR TRANSACTION EXPENSES


         Sales Charge Imposed on Premium Payments.....................................................................None
         Maximum Surrender Charge
           (as a percentage of your premium payment) (1)..............................................................7.0%
         Transfer Fee.....................................................................No fee in the first 12 transfers in a contract year then $25
                                                                                          per additional transfer
RECORDS MAINTENANCE CHARGE (2).........................................................................................$30

VARIABLE ACCOUNT ANNUAL EXPENSES
(as a percentage of average daily net assets in the subaccounts)

    With Both the Guaranteed Minimum Death Benefit AND the Guaranteed Retirement Income Benefit
         Mortality and Expense Risk Charge............................................................................1.45%
         Administrative Expenses......................................................................................0.20%
         Total Variable Account Annual Expenses.......................................................................1.65%

    With Either the Guaranteed Minimum Death Benefit OR the Guaranteed Retirement Income Benefit
         Mortality and Express Risk Charge............................................................................1.20%
         Administrative Expenses......................................................................................0.20%
         Total Variable Account Annual Expenses.......................................................................1.40%

    With Standard Death Benefit Only
         Mortality and Expense Risk Charge............................................................................0.95%
         Administrative Expenses......................................................................................0.20%
         Total Variable Account Annual Expenses.......................................................................1.15%


ANNUAL PORTFOLIO EXPENSES
(as a percentage of average daily net assets in the subaccounts after fee waivers and expense reimbursements)


                                                                                                             TOTAL ANNUAL
                                                                                                           EXPENSES (AFTER
                                                        MANAGEMENT                    OTHER EXPENSES           WAIVERS
                                                           FEES           12b-1           (AFTER                 AND
NAME OF PORTFOLIO                                    (AFTER WAIVERS)      FEES        REIMBURSEMENT)        REIMBURSEMENT)
-----------------                                    ---------------      ----        --------------        --------------
Janus Aspen Series
------------------
Capital Appreciation Portfolio(3)                       .70%            --  %            .22%               .92%

Kemper Variable Series
----------------------
Kemper Government Securities Portfolio                  .55%            --  %            .11%               .66%
Kemper High Yield Portfolio                             .60%            --  %            .05%               .65%

Kemper Small Cap Growth Portfolio                       .65%            --  %            .05%               .70%
Kemper-Dreman High Return Equity
  Portfolio(4)(5)                                       .42%            --  %            .45%               .87%

PIMCO Variable Insurance Trust(6)
------------------------------
Low Duration Bond Portfolio                             .63%            --  %            .02%               .65%
Foreign Bond Portfolio                                  .88%            --  %            .02%               .90%

Scudder Variable Life Investment Fund
-------------------------------------
Money Market Portfolio                                  .37%            --  %            .07%               .44%
Growth and Income Portfolio (Class A Shares)            .47%            --  %            .09%               .56%
International Portfolio (Class A Shares)                .87%            --  %            .18%              1.05%
Bond Portfolio (Class A Shares)                         .47%            --  %            .09%               .56%

Templeton Variable Products Series Fund
---------------------------------------
Templeton Developing Markets Fund                       1.25%            .25%            .41%              1.91%
(Class 2 Shares)(7)




1/ We do not assess a surrender charge on death benefit payments. We do assess a surrender charge if you annuitize under the Contract.



2/ We will also deduct this fee on the annuity start date or the date you surrender your Contract. We waive this fee for Contracts with a Contract Value of $50,000 or more on the date the fee is assessed.



3/ The expense figures shown for the Janus Aspen Capital Appreciation Portfolio are net of certain fee waivers or reductions from Janus Capital Corporation. Without such waivers, the Management Fees, Other Expenses and Total Annual Expenses for the Janus Aspen Capital Appreciation Portfolio for the fiscal year ended December 31, 1998 would have been: .75%, .22% and .97%, respectively. See the prospectus and Statement of Additional Information of Janus Aspen Series for a description of these waivers.



4/ The Kemper-Dreman High Return Equity Portfolio commenced operations on 5/4/98. As a result, "Other Expenses" for fiscal year 1998 have been annualized.



5/ Pursuant to their respective agreements with Kemper Variable Series, the investment manager and the accounting agent have agreed, for the one year period ending May 1, 2000, to limit their respective fees and to reimburse other operating expenses to the extent necessary to limit total operating expenses of the Kemper-Dreman High Return Equity Portfolio to the levels set forth in the table above. Without taking into effect these expense caps, for the High Return Equity Portfolio, the Management Fees are estimated to be .75%; Other Expenses are estimated to be .45%; and Total Annual Expenses are estimated to be 1.20%.



6/ For the PIMCO Variable Insurance Trust portfolios, management fees include fixed advisory and administrative fees. The administrative fee covers most of the expenses of these portfolios. However, the portfolios are responsible for bearing certain expenses associated with their operations that are not covered by the administrative fee. While it is expected that these expenses generally will not have a material effect on the portfolio expense ratios, they may have a material effect in certain circumstances, such as when the average net assets of a portfolio are lower than anticipated. Pacific Investment Management Company has agreed to reduce its administrative fee, subject to potential future reimbursement, to the extent that Total Annual Expenses would exceed, due to organizational expenses and the payment by the portfolio of its pro rata portion of the Trust's Trustees' fees, 0.65% of average daily net assets of the PIMCO Low Duration Bond portfolio and 0.90% of average daily net assets of the PIMCO Foreign Bond portfolio. "Other Expenses" are based on estimates for the current fiscal year. Without such reductions, Management Fees, Other Expenses and Total Annual Expenses for the fiscal year ended December 31, 1998 would have been: for the PIMCO Low Duration Bond Portfolio, .65%, .02% and .67%, respectively; and for the PIMCO Foreign Bond Portfolio, .90%, .02% and .92%, respectively.

7/ Class 2 of the Templeton Developing Market Portfolio has a distribution plan or "Rule 12b-1 Plan" which is described in the portfolio's prospectus.



EXAMPLES



EXAMPLE 1


Example 1 below shows the dollar amount of expenses that you would bear directly or indirectly if you:

               -      invested $1,000 in a subaccount;

               -      earned a 5% annual return on your investment;


               - fully surrender your Contract, or began receiving annuity payments, with applicable surrender charges deducted; and



               - elected both the optional Guaranteed Minimum Death Benefit (with an annual charge of 0.25%) and the optional Guaranteed Retirement Income Benefit (with an annual charge of 0.25%), resulting in total variable account expenses of 1.65%.



EXAMPLE 2



Example 2 has the same assumptions as Example 1, except that you elected neither the Guaranteed Minimum Death Benefit nor Guaranteed Retirement Income Benefit, resulting in total variable account expenses of 1.15%.



       ASSUMES YOU SURRENDER OR ANNUITIZE THE CONTRACT             EXAMPLE 1                      EXAMPLE 2
       ------------------------------------------------- --------------- -------------- -------------- ---------------
       SUBACCOUNT                                            1 YEAR         3 YEARS        1 YEAR         3 YEARS
       ------------------------------------------------- --------------- -------------- -------------- ---------------
       JANUS ASPEN SERIES
       ------------------------------------------------- --------------- -------------- -------------- ---------------
          Capital Appreciation                                $92            $133            $87            $118
       ------------------------------------------------- --------------- -------------- -------------- ---------------
       KEMPER VARIABLE SERIES
       ------------------------------------------------- --------------- -------------- -------------- ---------------
          Kemper Government Securities                        $90            $125            $85            $111
       ------------------------------------------------- --------------- -------------- -------------- ---------------
          Kemper High Yield                                   $89            $125            $85            $110
       ------------------------------------------------- --------------- -------------- -------------- ---------------
          Kemper Small Cap Growth                             $90            $126            $85            $112
       ------------------------------------------------- --------------- -------------- -------------- ---------------
          Kemper-Dreman High Return Equity                    $91            $131            $87            $117
       ------------------------------------------------- --------------- -------------- -------------- ---------------
       PIMCO VARIABLE INSURANCE TRUST
       ------------------------------------------------- --------------- -------------- -------------- ---------------
          PIMCO Low Duration Bond                             $89            $125            $85            $110
       ------------------------------------------------- --------------- -------------- -------------- ---------------
          PIMCO Foreign Bond                                  $92            $132            $87            $118
       ------------------------------------------------- --------------- -------------- -------------- ---------------
       SCUDDER VARIABLE LIFE INVESTMENT FUND
       ------------------------------------------------- --------------- -------------- -------------- ---------------
          Money Market                                        $87            $119            $83            $104
       ------------------------------------------------- --------------- -------------- -------------- ---------------
          Growth and Income                                   $89            $122            $84            $108
       ------------------------------------------------- --------------- -------------- -------------- ---------------
          International                                       $93            $136            $88            $122
       ------------------------------------------------- --------------- -------------- -------------- ---------------
          Bond                                                $89            $122            $84            $108
       ------------------------------------------------- --------------- -------------- -------------- ---------------
       TEMPLETON VARIABLE PRODUCT SERIES
       ------------------------------------------------- --------------- -------------- -------------- ---------------
          Templeton Developing Markets Fund                  $101            $160            $97            $146
       ------------------------------------------------- --------------- -------------- -------------- ---------------

EXAMPLE 3


Example 3 has the same assumptions as Example 1, except that you decided not to surrender your Contract or begin receiving annuity payments. Surrender charges are not deducted. Like Example 1, we assume that you elected both the optional Guaranteed Minimum Death Benefit (with an annual charge of 0.25%) and the Guaranteed Retirement Income Benefit (with an annual charge of 0.25%), resulting in total variable account expenses of 1.65%.



EXAMPLE 4



Example 4 has the same assumptions as Example 3, except that you elected neither the optional Guaranteed Minimum Death Benefit nor the optional Guaranteed Retirement Income Benefit, resulting in total variable annuity expenses of 1.15%.



       ASSUMES YOU DO NOT SURRENDER OR ANNUITIZE THE
       CONTRACT                                                    EXAMPLE 3                      EXAMPLE 4
       ------------------------------------------------- ------------------------------ ------------------------------
       SUBACCOUNT                                            1 YEAR         3 YEARS        1 YEAR         3 YEARS
       ------------------------------------------------- --------------- -------------- -------------- ---------------
       JANUS ASPEN SERIES
       ------------------------------------------------- --------------- -------------- -------------- ---------------
          Capital Appreciation                                $28             $84            $23            $69
       ------------------------------------------------- --------------- -------------- -------------- ---------------
       KEMPER VARIABLE SERIES
       ------------------------------------------------- --------------- -------------- -------------- ---------------
          Kemper Government Securities                        $25             $77            $20            $62
       ------------------------------------------------- --------------- -------------- -------------- ---------------
          Kemper High Yield                                   $25             $76            $20            $61
       ------------------------------------------------- --------------- -------------- -------------- ---------------
          Kemper Small Cap Growth                             $25             $78            $20            $63
       ------------------------------------------------- --------------- -------------- -------------- ---------------
          Kemper-Dreman High Return Equity                    $27             $83            $22            $68
       ------------------------------------------------- --------------- -------------- -------------- ---------------
       PIMCO VARIABLE INSURANCE TRUST
       ------------------------------------------------- --------------- -------------- -------------- ---------------
          PIMCO Low Duration Bond                             $25             $76            $20            $61
       ------------------------------------------------- --------------- -------------- -------------- ---------------
          PIMCO Foreign Bond                                  $27             $84            $22            $69
       ------------------------------------------------- --------------- -------------- -------------- ---------------
       SCUDDER VARIABLE LIFE INVESTMENT FUND
       ------------------------------------------------- --------------- -------------- -------------- ---------------
          Money Market                                        $23             $70            $18            $55
       ------------------------------------------------- --------------- -------------- -------------- ---------------
          Growth and Income                                   $24             $74            $19            $58
       ------------------------------------------------- --------------- -------------- -------------- ---------------
          International                                       $29             $88            $24            $73
       ------------------------------------------------- --------------- -------------- -------------- ---------------
          Bond                                                $24             $74            $19            $58
       ------------------------------------------------- --------------- -------------- -------------- ---------------
       TEMPLETON VARIABLE PRODUCT SERIES
       ------------------------------------------------- --------------- -------------- -------------- ---------------
          Templeton Developing Markets Fund                   $37            $113            $32            $99
       ------------------------------------------------- --------------- -------------- -------------- ---------------




         The examples assume that you made no transfers. The examples also do not take into account any premium taxes. The examples reflect the Records Maintenance Charge of $30 as an annual charge of 0.15% which we calculated by dividing the total Records Maintenance Charges expected to be collected during a year by an assumed average investment of $20,000 in the Contract.



PLEASE REMEMBER THAT THE EXAMPLES ARE SIMPLY ILLUSTRATIONS AND DO NOT REPRESENT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those shown in the examples. Similarly your rate of return may be more or less than the 5% assumed in the examples.


CONDENSED FINANCIAL INFORMATION


         Because the variable account had not commenced operations as of the date of this prospectus, no condensed financial information is included in this prospectus.

                 ABOUT FARMERS NEW WORLD LIFE INSURANCE COMPANY
                            AND THE VARIABLE ACCOUNT


===============================================================================




FARMERS NEW WORLD LIFE INSURANCE COMPANY


         Farmers New World Life Insurance Company ("Farmers") is the stock life insurance company issuing the Contract. Farmers is located at 3003 - 77th Avenue, S.E., Mercer Island, Washington 98040, and was incorporated under Washington law on February 21, 1910. Farmers established the variable account to support the investment options under this Contract and under other variable annuity contracts Farmers may issue. Farmers' general account supports the fixed account under the Contract.



         Farmers is a direct wholly-owned subsidiary of Farmers Group, Inc. ("FGI"). FGI is a stock holding and management company. The ultimate controlling parents of FGI are Allied Zurich p.l.c., a United Kingdom company and Zurich Allied AG, a Swiss company. Allied Zurich p.l.c. and Zurich Allied AG are traded in certain European markets, but are not publicly traded in the U.S.



         Farmers markets a broad line of individual life insurance products, including universal life, term life and whole life insurance and annuity products (predominately flexible premium deferred annuities). Farmers currently is licensed to sell insurance in 38 states and the District of Columbia. The states where Farmers is not licensed are Alaska, Connecticut, Florida, Hawaii, Louisiana, Maine, Massachusetts, New Hampshire, New Jersey, New York, North Carolina, and Vermont.


FARMERS ANNUITY SEPARATE ACCOUNT A


         We established the Farmers Annuity Separate Account A (the "variable account") as a variable account under Washington insurance law on April 6, 1999. The variable account will receive and invest premium payments paid under the Contracts and under other variable annuity contracts we may issue in the future.


         Although the assets in the variable account are our property, the portion of the assets in the variable account that are attributable to contracts are not chargeable with the liabilities arising out of any other business that we may conduct. All obligations arising under the Contracts are our general corporate obligations. Income, gains and losses, whether or not realized, from assets allocated to the variable account are credited to or charged against the variable account without regard to our other income, gains or losses.


         The variable account is divided into 12 subaccounts. Additional subaccounts may be available in the future. Each subaccount invests exclusively in shares of a single portfolio of a fund. The income, gains and losses, whether or not realized, from the assets allocated to each subaccount are credited to or charged against that subaccount without regard to income, gains or losses from any other subaccount.


         The variable account has been registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the variable account, the funds or of us by the SEC. The variable account is also subject to the laws of the State of Washington which regulate the operations of insurance companies domiciled in Washington.



                                 THE PORTFOLIOS
===============================================================================






         Each subaccount of the variable account invests exclusively in shares of a designated portfolio of a fund. Shares of each portfolio are purchased and redeemed at net asset value, without a sales charge. Each fund available under the Contract is registered with the SEC under the 1940 Act as an open-end, management investment company.



         The assets of each portfolio are separate from the assets of any other portfolio, and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate investment portfolio and the income or losses of one portfolio has no effect on the investment performance of any other portfolio.



         Each of the portfolios is managed by an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Each investment adviser is responsible for the selection of the investments of the portfolio. These investments must be consistent with the investment objective, policies and restrictions of that portfolio.



         Some of the portfolios have been established by investment advisers that manage publicly traded mutual funds having similar names and investment objectives to the portfolios available under the Contract. While some of the portfolios may be similar to, and may in fact be modeled after, publicly traded mutual funds, you should understand that the portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any similarly named portfolio may differ substantially from the portfolios available through this Contract.



         An investment in a subaccount, or in any portfolio, including the Money Market Portfolio, is not insured or guaranteed by the U.S. Government and there can be no assurance that the Money Market Portfolio will be able to maintain a stable net asset value per share.





INVESTMENT OBJECTIVES OF THE PORTFOLIOS


         The investment objective of each portfolio is summarized below. NO ONE CAN PROMISE THAT ANY PORTFOLIO WILL MEET ITS INVESTMENT OBJECTIVES. Amounts you have allocated to the subaccounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the portfolios in which those subaccounts invest. You bear the investment risk that those portfolios possibly will not meet their investment objectives.



         You can find more detailed information, including a description of risks, fees and expenses of each portfolio in the prospectuses for the funds which accompany this prospectus.



CERTAIN PORTFOLIOS HAVE SIMILAR INVESTMENT OBJECTIVES. YOU SHOULD CAREFULLY READ THE PROSPECTUSES FOR THE PORTFOLIOS BEFORE YOU INVEST.

------------------------------- ----------------------------------------------------------------------------
PORTFOLIO                                       INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
------------------------------- ----------------------------------------------------------------------------
JANUS ASPEN CAPITAL             seeks long-term growth of capital.  It is a non-diversified fund.
APPRECIATION PORTFOLIO          Investment adviser is Janus Capital Corporation.
------------------------------- ----------------------------------------------------------------------------
KEMPER GOVERNMENT SECURITIES    seeks high current return consistent with preservation of capital.
PORTFOLIO                       Investment adviser is Scudder Kemper Investments, Inc.
------------------------------- ----------------------------------------------------------------------------
KEMPER HIGH YIELD               seeks to provide a high level of current income.  Investment adviser is
PORTFOLIO                       Scudder Kemper Investments, Inc.
------------------------------- ----------------------------------------------------------------------------
KEMPER SMALL CAP GROWTH         seeks maximum appreciation of investors' capital. Investment adviser is
PORTFOLIO                       Scudder Kemper Investments, Inc.
------------------------------- ----------------------------------------------------------------------------
KEMPER-DREMAN HIGH              seeks to achieve a high rate of total return. Investment adviser is
RETURN EQUITY PORTFOLIO         Scudder Kemper Investments, Inc.; investment sub-adviser is Dreman Value
                                Management L.L.C.
------------------------------- ----------------------------------------------------------------------------
PIMCO LOW DURATION BOND         seeks to maximize total return, consistent with preservation of capital
PORTFOLIO                       and prudent investment management.  Investment adviser is Pacific investment Management Company.
------------------------------- ----------------------------------------------------------------------------
PIMCO FOREIGN BOND              seeks to maximize total return, consistent with preservation of capital
PORTFOLIO                       and prudent investment management.  Investment adviser is Pacific
                                Investment Management Company.
------------------------------- ----------------------------------------------------------------------------
MONEY MARKET PORTFOLIO          seeks stability of capital and consistent therewith, to maintain the liquidity of capital and to provide current income. Investment adviser is
                                Scudder Kemper Investments, Inc.
------------------------------- ----------------------------------------------------------------------------
GROWTH AND INCOME PORTFOLIO     seeks long-term growth of capital, current income and growth of income.
(CLASS A SHARES)                Investment adviser is Scudder Kemper Investments, Inc.
------------------------------- ----------------------------------------------------------------------------
INTERNATIONAL PORTFOLIO         seeks long-term growth of capital primarily through a diversified holdings
(CLASS A SHARES)                of marketable foreign equity investments.  Investment adviser is Scudder
                                Kemper Investments, Inc.
------------------------------- ----------------------------------------------------------------------------
BOND PORTFOLIO (CLASS A         seeks a high level of income consistent with a high quality portfolio of
SHARES)                         debt securities. Investment adviser is Scudder Kemper Investments, Inc.
------------------------------- ----------------------------------------------------------------------------
TEMPLETON DEVELOPING MARKETS    seeks long-term capital appreciation.  Investment adviser is Templeton
FUND (CLASS 2 SHARES)           Asset Management Ltd.
------------------------------- ----------------------------------------------------------------------------



AVAILABILITY OF THE PORTFOLIOS


         We cannot guarantee that each portfolio will always be available for investment through the Contracts.

         We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares of a portfolio that are held in the variable account. If the shares of a portfolio are no longer available for investment or if, in our judgment, further investment in any portfolio should become inappropriate, we may redeem the shares of that portfolio and substitute shares of another portfolio. We will not substitute any shares without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.


         We also reserve the right in our sole discretion to establish additional subaccounts, or eliminate or combine one or more subaccounts. Subject to obtaining any approvals or consents required by law, the assets of one or more subaccounts may also be transferred to any other subaccount if, in our sole discretion, conditions warrant. Additional information regarding the substitutions of investments and resolving conflicts among funds may be found in the SAI.


                               THE PAY-IN PERIOD
===============================================================================





         The pay-in period begins when we issue your Contract and continues until the annuity start date. The pay-in period will also end if you surrender your Contract, or a death benefit is payable, before the payout period.


PURCHASING A CONTRACT


         You may purchase a Contract with a premium payment of $500 or more. The first premium payment is the only one we require you to make.



         To purchase a Contract, you must complete an application and send it with your premium to us through one of our authorized agents who is also a registered representative. Contracts may be sold to or in connection with retirement plans that qualify for special tax treatment.



         If you are purchasing the Contract through a tax favored arrangement, including IRAs, Roth IRAs, and SIMPLE IRAs, you should carefully consider the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax arrangement itself provides for tax sheltered growth.


         We will not issue you a Contract if you are older than age 90 on the issue date.






CANCELLATION -- THE 10 DAY RIGHT TO EXAMINE PERIOD


         You have the right to cancel the Contract for any reason within 10 days after you receive it. In some jurisdictions, this period may be longer than 10 days. To cancel the Contract, you must send it to our Home Office at Mercer Island, Washington, before the end of the right to cancel period.



         In most states, the amount of the refund will be the total premiums we have received, plus (or minus) any gains (or losses) in the amounts you invested in the subaccounts. If state law requires a return of premium, we will refund the greater of your original premium(s) or the Contract Value on the date we receive the Contract at our Home Office. In those states, we will place your premium(s) in the fixed account for the number of days in your state's right to examine period, plus 10 days. We will credit your premium(s) we hold in the fixed account with interest at the current fixed account interest rates. We will pay the refund within 7 days after we receive the Contract. The Contract will then be deemed void.


DESIGNATING YOUR INVESTMENT OPTIONS


         When you complete your application, you will give us instructions on how to allocate your first premium payment among the 12 subaccounts and the fixed account. The amount you direct to a particular subaccount and/or to the fixed account must be in whole percentages from 1% to 100% of the premium payment, and must equal at least $500.



         If your application is complete and your premium payment has been received at the Service Center, we will issue your Contract within two business days of its receipt, and credit your initial premium payment to your Contract. If your application is incomplete, we will contact you and seek to complete it within five business days. If we cannot complete your application within five business days after we receive it, we will return your premium payment, unless you expressly permit us to keep it. We will credit the payment as soon as we receive all necessary application information.



         The date we credit your initial premium payment to your Contract is the issue date. In most states, on the issue date we will allocate your initial premium to the subaccounts and the fixed account as you specified on your application.



         If your state requires us to return your initial premium in the event you exercise your right to cancel the Contract, we will allocate the initial premium to the fixed account on the issue date. While held in the fixed account, your premium will be credited with interest at current fixed account rates. The premium(s) will remain in the fixed account for the number of days in your state's right to examine period, plus 10 days. On the first valuation day on or after that period, we will reallocate all Contract Value from the fixed account to the subaccounts and fixed account as you selected on the application.


         We may reject any application or premium payment for any reason permitted by law.

ADDITIONAL PREMIUM PAYMENTS


         There are no requirements on how many premium payments to make. You determine the amount and timing of each additional premium payment, except that premium payments must be at least $500 ($50 if you authorize us to draw on an account by check or electronic debit). You may make premium payments at any time until the earliest of: (a) the annuity start date; (b) the date you fully withdraw all Contract Value; or (c) the date you reach age 70 1/2 for qualified Contracts (other than Roth IRAs and rollovers and transfers).



         We will not accept total premium payments in excess of the cumulative premium limit that is specified on your Contract specification page. The Tax Code may also limit the amount of premiums you may make.



         We will credit any additional premium payments you make to your Contract at the accumulation unit value next computed at the end of the valuation day on which we receive them at the Service Center. Our valuation day closes at 4:00 p.m. Eastern Time (1 p.m. Pacific Time). If we receive your premium payments after the close of a valuation day, we will calculate and credit them at the end of the next valuation day.



         We will direct your premium payment to the subaccounts and/or the fixed account according to your written instructions in effect at the time we receive it at the Service Center. However, you may direct individual premium payments to a specific subaccount and/or to the fixed account without changing your instructions. You may change your instructions at any time by sending us a written request or by telephone authorization. Changing your allocation instructions will not change the way existing Contract Value is apportioned among the subaccounts or the fixed account.



         THE VALUE OF YOUR CONTRACT INVESTED IN A SUBACCOUNT WILL VARY WITH THE INVESTMENT PERFORMANCE OF THAT SUBACCOUNT. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS. YOU SHOULD PERIODICALLY REVIEW YOUR PREMIUM PAYMENT ALLOCATION INSTRUCTIONS IN LIGHT OF MARKET CONDITIONS AND YOUR OVERALL FINANCIAL OBJECTIVES.

                              YOUR CONTRACT VALUE
===============================================================================





VARIABLE ACCOUNT VALUE


         Your variable account value will reflect the investment experience of the selected subaccounts, any premium payments paid, any surrenders or partial withdrawals, any transfers, and any charges assessed in connection with the Contract. There is no guaranteed minimum variable account value.



         CALCULATING VARIABLE ACCOUNT VALUE


         Your variable account value is determined at the end of each valuation day. The value will be the total of your Contract's value in each of the subaccounts. We determine your Contract's value in each subaccount by multiplying that subaccount's unit value for the relevant valuation period by the number of accumulation units of that subaccount allocated to the Contract.


         NUMBER OF ACCUMULATION UNITS


         Any amounts you allocate or transfer to the subaccounts will be converted into subaccount accumulation units. We determine the number of accumulation units to be credited to your Contract by dividing the dollar amount being allocated or transferred to a subaccount by the accumulation unit value for that subaccount at the end of the valuation day during which the amount was allocated or transferred. The number of accumulation units in any subaccount will be increased at the end of the valuation day by:



                 - any premium payments allocated to the subaccount during the current valuation day; and


                 - by any amounts transferred to the subaccount from another subaccount or from the fixed account during the current valuation day.

         Any amounts transferred, surrendered or deducted from a subaccount will be processed by canceling or liquidating accumulation units. The number of accumulation units to be canceled is determined by dividing the dollar amount being removed from a subaccount by the accumulation unit value for that subaccount at the end of the valuation day during which the amount was removed. The number of accumulation units in any subaccount will be decreased at the end of the valuation day by:


                 - any amounts transferred (including any applicable transfer fee) from that subaccount to another subaccount or to the fixed account on that valuation day;



                 - any amounts withdrawn or surrendered (including any applicable surrender charges and premium taxes) on that valuation day; and



                 - the Records Maintenance Charge, if assessed on that valuation day.


         ACCUMULATION UNIT VALUE


         The accumulation unit value for each subaccount's first valuation day was set at $10. The accumulation unit value for each subaccount is recalculated at the end of each valuation day by multiplying the accumulation unit value at the end of the immediately preceding valuation day by the Net Investment Factor for the valuation day for which the value is being determined. The new accumulation unit value reflects the investment performance of the underlying portfolio, and the daily deduction of: (i) the mortality and expense risk charge, (ii) any charge for enhanced benefit riders, and (iii) the daily administrative charge.



         We determine a separate accumulation unit value for each subaccount. We will also determine separate sets of accumulation unit value reflecting the costs of the Guaranteed Minimum Death Benefit and the Guaranteed Retirement Income Benefit.


         The formula for computing the Net Investment Factor is in the SAI.

                      TRANSFERS BETWEEN INVESTMENT OPTIONS
===============================================================================





         After the right to examine period and before the annuity start date, you may transfer all or part of the amount in a subaccount or the fixed account to another subaccount or the fixed account, subject to the restrictions described below.



         The minimum amount that you may transfer is $100 or your total value in that subaccount, if less. If you request a transfer that would reduce the amount in a subaccount or fixed account below $500, we will transfer the entire amount in the subaccount.



         You may make one transfer from the fixed account to the subaccounts each Contract year during the 30 days following a Contract anniversary. We measure a Contract year from the anniversary of the issue date. You may not make a transfer into the fixed account during the six months following any transfer you make out of the fixed account to any subaccount(s).



         Transfers will be processed based on the accumulation unit values determined at the end of the valuation day on which we receive your written request or telephone authorization to transfer, provided we receive the request before the close of our valuation day, usually 4:00 p.m. Eastern Time (1 p.m. Pacific Time). If we receive your request after the close of our valuation day, we will process the transfer request using the accumulation unit value for the next valuation day. There currently is no limit on the number of transfers that you can make among subaccounts or to the fixed account.



         We may suspend or modify this transfer privilege at any time.



AUTOMATIC ASSET REBALANCING PROGRAM



         The automatic asset rebalancing program permits you to maintain the percentage of the Contract Value allocated to each subaccount at a pre-set level. Under the program, automatic transfers are made among the subaccounts on a quarterly basis so that your Contract Value is reallocated to match the percentages you specify. Asset rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.



         Transfers under this program are not subject to the $100 minimum transfer limitation. We will not charge a transfer fee for asset rebalancing. You may not include the fixed account in the asset rebalancing program. We may change, terminate, limit or suspend automatic asset rebalancing at any time.

         You may elect automatic asset rebalancing on your application or you may enroll in automatic asset rebalancing at any time by completing a form and return it to the Service Center. You may cancel your participation in the program at any time.



ASSET ALLOCATION SERVICES



         If you authorize a third party to transact transfers on your behalf, we will reallocate your Contract Value pursuant to the authorized asset allocation program. However, we do not offer or participate in any asset allocation program and we take no responsibility for any third party asset allocation program. We may suspend or cancel acceptance of a third party's instructions at any time and may restrict the investment options available for transfer under third party authorizations.



EXCESSIVE TRADING LIMITS



         We reserve the right to limit transfers in any Contract year, or to refuse any transfer request for a Contract owner if:



         - we believe, in our sole discretion, that excessive trading by the Contract owner, or a specific transfer request, or a group of transfer requests, may have a detrimental effect on the accumulation unit values of any subaccount or the share prices of any portfolio or would be detrimental to other Contract owners; or



         - we are informed by one or more portfolios that they intend to restrict the purchase or redemption of portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the price of portfolio shares.



We may apply the restrictions in any manner reasonably designed to prevent transfer that we consider disadvantageous to other Contract owners.


DOLLAR COST AVERAGING PROGRAM


         Under the dollar cost averaging program, you may authorize us to transfer a fixed dollar amount at monthly intervals from the fixed account to one or more subaccounts. You may designate up to eight subaccounts to receive the transfers. The fixed dollar amount will purchase more accumulation units of a subaccount when their value is lower and fewer units when their value is higher. Over time, the cost per unit averages out to be less than if all purchases of units had been made at the highest value and greater than if all purchases had been made at the lowest value. The dollar cost averaging method of investment reduces the risk of making purchases only when the price of accumulation units is high. It does not assure a profit or protect against a loss in declining markets.



         Dollar cost averaging is only available during the pay-in period. You may cancel your participation in the program at any time.




         You may enroll in the dollar cost averaging program at any time by completing our dollar cost averaging form and sending it to the Service Center. We make transfers on the same day of every month as your issue date. We must receive the form at least 5 valuation days before the transfer date, for your transfers to begin on that date. When you enroll in the dollar cost averaging program, your total Contract Value in an account must be at least equal to the amount you designate to be transferred on each transfer date, times the duration you select. Transfers from a subaccount or the fixed account must be at least $100.


TELEPHONE TRANSFERS AND WITHDRAWALS



         Unless you notify us on your application or in writing that you do not want the ability to make transfers and partial withdrawals by telephone, you will have the ability to make a transfer or a partial withdrawal by giving us instructions over the telephone. You may use your telephone to authorize a transfer from one subaccount or the fixed account to another subaccount or the fixed account, to change the allocation instructions for future investments, to change asset allocation and dollar cost averaging programs, and/or to request a partial withdrawal.


         We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If we follow such procedures we will not be liable for any losses due to unauthorized or fraudulent instructions. We may be liable for such losses if we do not follow those reasonable procedures.

         The procedures that we may follow for telephone transfers include:

         - providing you with a written confirmation of all transfers made according to telephone instructions,

         - requiring a form of personal identification prior to acting on instructions received by telephone, and

         -     tape recording instructions received by telephone.


         We reserve the right to modify, restrict, suspend or eliminate the transfer privileges (including the telephone transfer facility) at any time, for any class of Contracts, for any reason.


TRANSFER FEE


         We will impose a transfer fee of $25 for the thirteenth and each subsequent transfer request you make per contract year. Transfers you make pursuant to the asset rebalancing and dollar cost averaging programs do not count toward your 12 free transfers. See Fees and Charges.


                              ACCESS TO YOUR MONEY
===============================================================================




SURRENDERS


         At any time before the annuity start date, you may surrender your Contract for its cash value.



         The cash value is equal to :


                 -     the Contract Value; minus

                 -     any applicable surrender charges; minus


                 -     any premium taxes not previously deducted; minus



                 -     the Records Maintenance Charge unless waived.

         The cash value will be determined at the accumulation unit value next determined as of the close of business on the day we receive your written request for surrender at the Service Center, unless you specify a later date in your request. The cash value will be paid in a lump sum unless you request payment under a payout plan. A surrender may have adverse federal income tax consequences, including a penalty tax. (See "Federal Tax Consequences.")


PARTIAL WITHDRAWALS


         Once each calendar quarter before the annuity start date, you may request a withdrawal of part of your cash value. Partial withdrawals are subject to the following conditions:



               -      the minimum amount you can withdraw is $100; and



               - you may not make a partial withdrawal if the withdrawal plus the surrender charge would cause the Contract Value to fall below $500.



         We will withdraw the amount you request from the cash value as of the valuation day on which we receive your written request for the partial withdrawal. We will then reduce the amount remaining in the Contract by any applicable surrender charge plus the dollar amount we sent to you.


         You may specify how much you wish to withdraw from each subaccount and/or the fixed account. If you do not specify, or if you do not have sufficient assets in the subaccounts or fixed account you specified to comply with your request, we will make the partial withdrawal on a pro rata basis from the fixed account and those subaccounts in which you are invested. We will base the pro rata reduction on the ratio that the value in each subaccount and the fixed account has to the entire Contract Value before the partial withdrawal.


         Remember, any partial withdrawal you take will reduce your Contract Value, and will proportionally reduce the minimum death benefit.



         If you elected the Guaranteed Minimum Death Benefit, a partial withdrawal will proportionally reduce the Greatest Anniversary Value and the amount of premiums being accumulated at 4%. Likewise, if you elected the Guaranteed Retirement Income Benefit, a partial withdrawal will proportionally reduce the Income Base. The impact of a proportional reduction on these benefits depends, in part, upon the relative amount of your Contract Value at the time of the withdrawal. Under proportional reductions, if the amount of the death benefit or Income Base is greater than the Contract Value at the time of the partial withdrawal, then the reduction in the death benefit or Income Base will be greater than the dollar amount of the withdrawal. For this reason, if a death benefit is paid, or the Income Base is calculated, after you have taken a partial withdrawal, the possibility exists that the total amount of the death benefit or Income Base will be less than the total premium payments you have paid. (See "Death Benefit" and "Guaranteed Retirement Income Benefit".)


         INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.


         Your right to make surrenders and partial withdrawals is also subject to any restrictions imposed by applicable law or employee benefit plan.



         See "Surrender Charges" for an explanation of the surrender charges that may apply.

SYSTEMATIC WITHDRAWAL PLAN


         After your first Contract year, you can elect to receive regular payments from your Contract Value during the pay-in period. You instruct us to withdraw selected amounts from the fixed account or any of the subaccounts. We will make these withdrawals on a monthly basis. You must complete an enrollment form and send it to the Service Center. You may terminate the systematic withdrawal plan at any time.


         There are some limitations to the systematic withdrawal plan:

             -     Withdrawals must be at least $100.


             - You must have a minimum balance at least equal to the amount you want to withdraw.



             - We will deduct a surrender charge from any amount you withdraw in excess of your free withdrawal amount.



         Income taxes and tax penalties may apply to the amount withdrawn. We may suspend or modify the systematic withdrawal plan at any time.



                                 DEATH BENEFITS

===============================================================================


         Only one death benefit will be payable under this Contract. Upon payment of the death benefit proceeds, the Contract will terminate.


DEATH BENEFITS BEFORE THE ANNUITY START DATE





         We will pay a death benefit to the beneficiary if any of the following occurs during the pay-in period:


                  -    the owner or any joint owner dies, or



                  -    the last surviving annuitant dies.



         If any owner is a non-natural person, then the death ofany annuitant will be treated as the death of an owner.


         STANDARD DEATH BENEFIT


         If an annuitant (including an owner who is an annuitant) dies before his or her 80th birthday, the death benefit equals the greater of:



                - the Contract Value on the later of the date that we receive due proof of death and the date when we receive the beneficiary's instructions on payment method at the Service Center; or




                - the minimum death benefit. The minimum death benefit equals the sum of all premiums, minus any proportional reductions for each partial withdrawal.

         In all other cases, the death benefit equals the Contract Value determined on the later of the date that we receive due proof of death and the date when we receive the beneficiary's instructions on payment method. Such other cases include, the death of an annuitant who has attained his or her 80th birthday, or death of an owner who is not an annuitant.



         The proportional reduction in the minimum death benefit equals:



                  - the minimum death benefit immediately prior to the withdrawal; multiplied by



                  - the ratio of the amount you withdraw (including any charges) to the Contract Value immediately before the withdrawal.



GUARANTEED MINIMUM DEATH BENEFIT



         On your Contract application, you may elect the Guaranteed Minimum Death Benefit. Under this benefit, the death benefit payable in the event of the last surviving annuitant's death is enhanced as described below. This death benefit is only payable during the pay-in period and is not available after the annuity start date. If you select this option, we will deduct an additional charge equal, on an annual basis, to 0.25% of the average net assets you have invested in the subaccounts.



         The death benefit payable upon the death of the last surviving annuitant is the greatest of the following:



         1.       the standard death benefit as described above;



         2. premiums you paid accumulated daily with interest at a rate of 4% per year through the earlier of (i) the date of death, or (ii) the Contract anniversary on or next following the annuitant's 80th birthday, minus proportional reductions for withdrawals; or



         3. the Greatest Anniversary Value for the anniversaries through the earlier of the date of death or the Contract anniversary on or next following the annuitant's 80th birthday, minus proportional reductions of withdrawals.



                  The Greatest Anniversary Value is calculated as follows: an anniversary value is defined for each eligible Contract anniversary as the Contract Value on that anniversary, increased by premiums accepted since that anniversary and proportionately reduced for withdrawals since that anniversary. The largest such anniversary value is the Greatest Anniversary Value.



         If the last surviving annuitant dies after the Contract anniversary coincident with or next following the annuitant's 80th birthday and before the annuity start date, the amounts calculated under 2. and 3. will be increased by premiums received and proportionately reduced by withdrawals since that anniversary.



         If the last surviving annuitant was older than 80 on the issue date, then no death benefit will be payable under 2. or 3. above.

         The proportional reductions for withdrawals are determined independently for 2. and 3. above. The proportional reduction for each withdrawal is equal to the product of:



                 - the death benefit available under the item being considered (either 2. or 3.) immediately prior to the withdrawal, and



                 - the ratio of the amount withdrawn (including any charges) to the Contract Value immediately before the withdrawal.



         The Guaranteed Minimum Death Benefit will end when the Contract ends or you send a signed request to terminate it to the Service Center.



         In determining the death benefit, we will also subtract any applicable premium and withholding taxes not previously deducted.



DISTRIBUTION UPON  DEATH



         If a death benefit is payable before the Annuity Start Date, we will pay the death benefit in a lump sum, unless we consent to another arrangement within 90 days of receiving due proof of death.



         In all events, death benefit distributions will be made from the Contract in accordance with Section 72(s) of the Tax Code.



         If any owner dies before the annuity start date, the death benefit must be distribution to the beneficiaries within five years after the date of death or distributed over the life (or period not exceeding the life expectancy) of the beneficiary, provided that such distribution begin within one year of the owner's death.



         If the sole beneficiary is the surviving spouse of the deceased owner, the Contract may be continued (in lieu of paying the death benefit) with the surviving spouse as the sole owner.



         If the owner is a non-natural person, then each annuitant will be treated as an owner for purposes of distributing the death benefit, and any death of an annuitant will be treated as the death of the owner for purposes of these requirements. Moreover, if the annuitant is also an owner, then the death of such annuitant will also be treated as the death of an owner.


DEATH BENEFITS AFTER THE ANNUITY START DATE


         If an annuitant dies on or after the annuity start date, we will pay any remaining guaranteed payments to the beneficiary as provided in the annuity option selected. If you are not the annuitant and you die while an annuitant is still living, we will continue to pay the income payments for the annuitant's lifetime in the same manner as before your death.

                                FEES AND CHARGES
===============================================================================






MORTALITY AND EXPENSE RISK CHARGE


         As compensation for assuming mortality and expense risks, we deduct a daily mortality and expense risk charge from your net assets in the subaccounts. The charge is equal, on an annual basis, to 0.95%. of average daily net assets you have invested in the subaccounts.



         The mortality risk we assume is that annuitants may live for a longer period of time than estimated when we established the guarantees in the Contract. Because of these guarantees, each annuitant is assured that longevity will not have an adverse effect on the annuity payments received. The mortality risk that we assume also includes a guarantee to pay a death benefit if the annuitant dies before the annuity start date. The expense risk that we assume is the risk that the administrative fees and transfer fees (if imposed) may be insufficient to cover actual future expenses. We may use any profits from this charge to pay the costs of distributing the Contracts.



         If you choose either the Guaranteed Minimum Death Benefit or the Guaranteed Retirement Income, we will deduct an additional daily fee from your value in the subaccounts at an annual rate of 0.25%. of average daily net assets you have invested in the subaccounts. If you choose both benefits, the additional daily fee will increase to an annual rate of 0.50%.


ASSET-BASED ADMINISTRATION CHARGE


         We deduct a daily asset-based administration charge from each subaccount to reimburse us for our administrative costs, such as owner inquiries, changes in allocations, owner reports, Contract maintenance costs and data processing costs. This charge is equal, on an annual basis, to 0.20% of your average daily net assets in the subaccounts. This charge is designed to compensate us for the cost of administering the Contracts and the variable account.


TRANSFER FEE


         A transfer fee of $25 will be imposed for the thirteenth and each subsequent transfer during a contract year. Any unused free transfers do not carry over to the next Contract year. Each written or telephone request would be considered to be one transfer, regardless of the number of subaccounts affected by the transfer. Transfers you make through our asset rebalancing and dollar cost averaging programs do not count toward your twelve free transfers. We deduct the transfer fee from the amount transferred.


SURRENDER CHARGE





         We do not deduct a charge for sales expenses from premium payments at the time premium payments are paid to us. However, we will deduct a surrender charge, if applicable, if you surrender your Contract or partially withdraw cash value before the annuity start date, or if you annuitize your Contract. We do not assess a surrender charge on withdrawals made if the Contract terminates due to your death or the death of the annuitant.



         As a general rule, the surrender charge equals a percentage of the premium payments withdrawn that: (a) we have held for less than seven years; and (b) are not eligible for a free withdrawal. The surrender charge applies during the entire seven year period following each premium payment. The applicable percentage depends on the number of years since you made the premium payment being withdrawn, as shown on this chart:



                  NUMBER OF COMPLETED
                  YEARS FROM THE DATE OF                             SURRENDER CHARGE
                  PREMIUM PAYMENTS                                   PERCENTAGE
                  -----------------------------------------        ---------------------------------
                  0..............................                           7%
                  1..............................                           6%
                  2..............................                           5%
                  3..............................                           5%
                  4..............................                           4%
                  5..............................                           3%
                  6..............................                           2%
                  7 and later....................                           0%


         In determining surrender charges, we will deem premiums to be surrendered in the order in which they were received -- that is, on a first-in, first-out basis.

         Because surrender charges are based on the date each premium payment is made, you may be subject to a surrender charge, even though the Contract may have been issued many years earlier.


         When you request a withdrawal, you will be sent a check in the amount you requested, less applicable tax withholding. If a surrender charge applies, your Contract Value will be reduced by the dollar amount we send you, plus the surrender charge. We subtract the surrender charge pro-rata from the Contract Value remaining after your withdrawal. If the remaining subaccount or fixed account value is not enough to pay the charge, the surrender charge is deducted pro-rata from all subaccounts and the fixed account in which the Contract is invested based on the remaining Contract Value in each subaccount and the fixed account.


         FREE WITHDRAWAL AMOUNT


         In any Contract year before the annuity start date, you may withdraw a portion of your Contract Value without incurring a surrender charge. This amount is called the free withdrawal amount. The free withdrawal amount is equal to the greater of:



         (i) your Contract Value, MINUS your total premium payments, and MINUS prior withdrawals from which we previously deducted a surrender charge; or



         (ii) 10% of your Contract Value at the time the current withdrawal is requested.



In addition, you may withdraw, free of surrender charge, any premium that has been held by us for more than seven years.



         EXAMPLE OF SURRENDER CHARGE CALCULATION VARIABLE ANNUITY



         This example is for a policy issued on 7/1/00 with a $10,000 premium paid on the issue date. No subsequent premiums are paid.

The policyholder wishes to withdraw $4,000 on 9/15/03. Suppose the contract value is $12,700 on that date, before the withdrawal.



The free withdrawal amount is the larger of (a) and (b):



         (a)   $12,700 - 10,000 =  $2,700
         (b)   (10%)(12,700)    =  $1,270



The free withdrawal amount is $2,700. The remaining portion of the withdrawal is subject to a surrender charge. Since this amount represents the withdrawal of premium paid between 3 and 4 years ago, the surrender charge percentage is 5%. The surrender charge is calculated as follows:



         ($4,000 - $2,700)(5%) = $65


Free withdrawals may be subject to the 10% federal penalty tax if made before you reach age 59 1/2. They also may be subject to federal income tax.


         WAIVER OF SURRENDER CHARGE



         If state law permits and subject to certain restrictions, and as further described in the rider, we will waive the surrender charge:



         - after an annuitant (who is under age 75) has been confined in a hospital or skilled heath care facility continuously for at least 90 days; or



         - if the annuitant is diagnosed with a terminal illness after we issue the Contract and is expected to live for 12 months or less, up to an aggregate maximum withdrawal of $250,000.



RECORDS MAINTENANCE CHARGE



         At the end of each Contract year before the annuity start date, we will deduct a records maintenance charge of $30 from your Contract Value as reimbursement for our administrative expenses relating to the Contract. We will deduct the fee from each subaccount and the fixed account based on the proportion that the value in each such subaccount and the fixed account bears to the total Contract Value. We will also deduct this charge on the annuity start date, or the date you surrender the Contract.



         We will not deduct this fee after annuity payments have begun. We also currently waive deduction of the charge for Contracts whose Contract Value is $50,000 or more on the date of assessment.


PORTFOLIO FEES AND CHARGES


         Each portfolio deducts investment fees and expenses from the amounts you have invested in the portfolios. In addition, one portfolio deducts 12b-1 fees. Total portfolio fees and expense range from .44% to 1.91%. See the Fee Table in this Prospectus and the prospectuses for the portfolios.



      We may receive compensation from the investment advisers, administrators, distributors (and/or an affiliate thereof) of the portfolios in connection with administrative, distribution, or other services and cost savings experienced by the investment advisers, administrators or distributors. It is anticipated that such compensation will be based on assets of the particular portfolios attributable to the Contract. Some advisers, administrators or distributors may pay us more than others.

PREMIUM TAXES



         Various states and other governmental entities charge a premium tax on annuity contracts issued by insurance companies. Premium tax rates currently range up to 3.5%, depending on the state. We are responsible for paying these taxes. If applicable, we will deduct the cost of such taxes from the value of your Contract either:


           -   from premium payments as we receive them,
           -   from Contract Value upon surrender or partial withdrawal,


           -   on the annuity start date, or


           -   upon payment of a death benefit.

OTHER TAXES

         Currently, no charge is made against the variable account for any federal, state or local taxes (other than premium taxes) that we incur or that may be attributable to the variable account or the Contracts. We may, however, deduct such a charge in the future, if necessary.


                               THE PAYOUT PERIOD
===============================================================================







THE ANNUITY START DATE



         The annuity start date is the day that annuity payments start under the Income Plan you have selected. If you own a Contract that is not a qualified Contract, you must select the annuity start date on which you will begin to receive annuity payments. The annuity start date can be no later than the Final Annuity Date (the Contract anniversary when the oldest annuitant is age 95).



         In the case of an IRA that satisfies Tax Code section 408, the annuity start date must be no later than April 1 of the calendar year following the year in which you reach age 70 1/2, and the payment must be made in a specified form or manner. Roth IRAs under Section 408A of the Tax Code do not require distributions at any time prior to your death; the annuity start date for Roth IRAs can be no later than the final annuity date.


ANNUITY OPTIONS


         The payout option you select will affect the dollar amount of each annuity payment you receive. You may elect or change your annuity payout plan at any time before the annuity start date while the annuitant is living by sending a written request signed by you and/or your beneficiary, as appropriate to our Home Office. You may choose one of the payout plans described below or any other plan being offered by us as of the annuity start date. The payout plans we currently offer provide for fixed annuity payments.



         You may elect to receive annuity payments on a monthly, quarterly, semi-annual or annual basis. If you do not specify the frequency of payment, we will pay you monthly. The first payment under any option will be made on the day of the month you request (subject to our agreement) and will begin in the month immediately following the annuity start date. We will make subsequent payments on the same day of each subsequent period in accordance with the payment interval and annuity option you select.



         If you do not select an annuity payout plan by the Final Annuity Date, we will apply the Contract Value under the Second Option, Life Income with a 10 year guarantee period, as described below.


         A beneficiary may have the death benefit paid as an annuity under one of the payout plans.




DETERMINING THE AMOUNT OF YOUR ANNUITY PAYMENT


         On the annuity start date, we will use the cash value to calculate your annuity payments under the payout plan you select. Cash value is your contract value minus any applicable surrender charges, records maintenance fee, and premium tax.



         For qualified Contracts, distributions must satisfy certain requirements specified in the Tax Code.


FIXED ANNUITY PAYMENTS

         Fixed annuity payments are periodic payments that we make to the annuitant. The amount of the fixed annuity payment is fixed and guaranteed by us.

         The amount of each payment depends on:

                -   the form and duration of the payout plan you choose;
                -   the age of the annuitant;
                -   the sex of the annuitant (if applicable);


                - the amount of your Contract Value on the annuity start date; and



                -   the applicable annuity tables in the Contract.



         The annuity tables in the Contract are based on a minimum guaranteed interest rate of [3.0%]. We may, in our sole discretion, make annuity payments in an amount based on a higher interest rate.



ANNUITY TABLES



         The annuity tables in your Contract show the minimum dollar amount of the first monthly payment for each $1,000 applied under the first, second and third annuity options. Under the first or second options, the amount of each payment will depend upon the adjusted age and sex of the annuitant at the time the first payment is due. Under the third option, the amount of each payment will depend upon the sex of both annuitants and their adjusted ages at the time the first payment is due.



         The adjusted age of the annuitant is determined by calculating the age at the nearest birthday of the annuitant on the annuity start date and subtracting a number that depends on the year in which the annuity start date belongs:



                            annuity start date                        Adjusted Age is Age Minus
                            ------------------                        -------------------------
                                Before 2001                                       0
                               2001 to 2010                                       1

                               2011 to 2020                                       2
                               2021 to 2030                                       3
                               2031 to 2040                                       4
                                After 2040                                        5







         Once you have elected an annuity option, you may not change that election with respect to any annuitant if annuity payments have begun.



         After the annuity start date, the Contract no longer participates in the Variable Account.


DESCRIPTION OF ANNUITY OPTIONS


         FIRST OPTION -- LIFE INCOME.* We will make payments for the annuitant's lifetime. We will stop making monthly payments with the last payment due prior to the annuitant's death.



         SECOND OPTION -- LIFE INCOME WITH A GUARANTEE PERIOD. We will make payments for the annuitant's lifetime, with the guarantee that we will make payments for at least 10 or 20 years. You select either the 10 or 20 year guarantee period.



         THIRD OPTION -- JOINT AND SURVIVOR LIFE ANNUITY.* Under this option, we will make annuity payments so long as two annuitants are alive. After the death of one of the annuitants, we will continue to make payments for the lifetime of the surviving annuitant. We will stop making monthly payments with the last payment due before the last surviving annuitant's death.


---------------
* IT IS POSSIBLE UNDER THIS OPTION TO RECEIVE ONLY ONE ANNUITY PAYMENT IF THE ANNUITANT DIES (OR ANNUITANTS DIE) BEFORE THE DUE DATE OF THE SECOND PAYMENT OR TO RECEIVE ONLY TWO ANNUITY PAYMENTS IF THE ANNUITANT DIES (OR ANNUITANTS DIE) BEFORE THE DUE DATE OF THE THIRD PAYMENT, AND SO ON.


         The amount of each payment will be determined from the tables in the Contract that apply to the particular option using the annuitant's age (and if applicable, sex or adjusted age).


         Other options may be available.


                      GUARANTEED RETIREMENT INCOME BENEFIT
===============================================================================






         We offer an optional Guaranteed Retirement Income Benefit ("GRIB") under this Contract. Here are some terms you will need to know before reading this section:









    - THE GUARANTEED ANNUITY RATES are the rates contained in your Contract. (See "Annuity Tables" above.)



    -     INCOME BASE equals the greater of:

         (i) premiums you paid accumulated daily with interest at 5.00% per year through the earlier of the annuity start date and the Contract anniversary on or next following the annuitant's 80th birthday, with a proportional reduction for withdrawals; and



         (ii) the Greatest Anniversary Value for the anniversaries through the earlier of the annuity start date and the Contract anniversary on or next following the annuitant's 80th birthday, with a proportional reduction for withdrawals.



         In determining the income base when the annuitant is over 80 on the annuity start date, the income base on the contract anniversary coincident with or next following the annuitant's 80th birthday is increased by premiums received and proportionately reduced by withdrawals since that anniversary.



      -   PROPORTIONAL REDUCTION (for purposes of the GRIB) equals:



             - the income base under either (i) or (ii) above immediately prior to the withdrawal; MULTIPLIED BY



             - the ratio of the amount withdrawn (including charges) to the Contract Value immediately prior to the withdrawal.


                                     * * *


         GRIB provides a minimum fixed annuity guaranteed lifetime income to the annuitant. You must elect GRIB on your initial Contract application. You may discontinue GRIB at any time by sending notice to the Service Center. Once you discontinue GRIB, you may not elect it again.



         You may choose to receive the GRIB on the annuity start date, if all of the following conditions are met:



         - You choose an annuity option that provides payments for the lifetime of one or more annuitants with payments for a period not to exceed 10 years;



         - You elect an annuity start date that is on or after the 10th Contract anniversary;



         - You elect an annuity start date that occurs within 30 days following a Contract anniversary;



         - The annuity start date is before the annuitant's 91st birthday and after the annuitant's 60th birthday. If the annuitant is younger than 44 on the issue date, the annuity start date must be after the 15th Contract anniversary.



         The amount of income payable under the GRIB is determined by applying the income base (less applicable taxes) to the guaranteed annuity table rates in your Contract for the annuity option you select. On the annuity start date, the amount of income payments payable will be the greater of:



         -        the dollar amount determined under the GRIB; and



         - the dollar amount determined by applying Contract Value to the income benefits, annuity options and annuity tables in your Contract.



         We will pay GRIB for the life of a single annuitant, or the lifetimes of two annuitants. If we pay GRIB for the life of two annuitants, then we will use the age of the older annuitant to determine the income base.






         THE GRIB IS BASED ON CONSERVATIVE ACTUARIAL FACTORS, THEREFORE THE INCOME GUARANTEED BY GRIB MAY OFTEN BE LESS THAN THE INCOME PROVIDED BY APPLYING CONTRACT VALUE TO CURRENT ANNUITY FACTORS.

                               THE FIXED ACCOUNT
===============================================================================






         You may allocate some or all of your premium payments and transfer some or all of your Contract Value to the fixed account. The fixed account offers a guarantee of principal, after deductions for fees and expenses. We also guarantee that you will earn interest at a rate of a least 3% per year on amounts in the fixed account. The fixed account is part of our general account. Our general account supports our insurance and annuity obligations. Because the fixed account is part of the general account, we assume the risk of investment gain or loss on this amount. All assets in the general account are subject to our general liabilities from business operations. The fixed account may not be available in all states.


         The fixed account is not registered with the SEC under the Securities Act of 1933 (the "1933 Act"). Neither the fixed account nor our general account have been registered as an investment company under the 1940 Act. Therefore, neither our general account, the fixed account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the fixed account which are included in this prospectus are for your information and have not been reviewed by the SEC. However, such disclosures may be subject to certain generally applicable provisions of federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

FIXED ACCOUNT VALUE


         On each valuation period (before the annuity start date), the fixed account value is equal to:



         -     the total of premiums allocated to the fixed account; MINUS



         -     any applicable premium taxes; PLUS



         -     amounts transferred from the subaccounts; INCREASED BY



         -     any credited interest; and DECREASED BY



         - any transfers and withdrawals from the fixed account, and by any charges deducted from the fixed account.


         We intend to credit the fixed account with interest at current rates in excess of the minimum guaranteed rate of 3%, but we are not obligated to do so. We have no specific formula for determining current interest rates.

         The fixed account value will not share in the investment performance of our general account. Because we, in our sole discretion, anticipate changing the current interest rate from time to time, different allocations you make to the fixed account will be credited with different current interest rates. You assume the risk that interest credited to amounts in the fixed account may not exceed the minimum 3% guaranteed rate.

         We reserve the right to change the method of crediting interest from time to time, provided that such changes do not reduce the guaranteed rate of interest below 3% per year or shorten the period for which the interest rate applies to less than one calendar year (except for the year in which such amount is received or transferred).

FIXED ACCOUNT TRANSFERS

         GENERAL


         A transfer charge of $25 will be imposed for the thirteenth and each subsequent request you make to transfer Contract Value from one or more subaccounts to the fixed account (or to one or more subaccounts) during a single contract year before the annuity start date.



         Before the annuity start date, you may make one transfer each contract year during the 30 days following a contract anniversary from the fixed account to one or more of the subaccounts.


         You may not make transfers from any subaccount to the fixed account during the six months following any transfer you make from the fixed account to any subaccount, or after you begin to receive annuity payments.

         PAYMENT DEFERRAL


         We have the right to defer payment of any surrender, partial withdrawal, or transfer from the fixed account for up to six months from the date we receive your written request at the Service Center. During such deferral, we will continue to credit interest at the current guaranteed interest rate for the fixed account.




                   INVESTMENT PERFORMANCE OF THE SUBACCOUNTS
===============================================================================






         The Company periodically advertises performance of the subaccounts and investment portfolios. We may disclose at least four different kinds of performance.



         First, we may disclose standard total return figures for the subaccounts that reflect the deduction of all charges under the Contract, including the mortality and expense charge, any charge for optional benefits, the annual records maintenance charge and the surrender charge. These figures are based on the actual historical performance of the subaccounts since their inception.



         Second, we may disclose total return figures on a non-standard basis. This means that the data may be presented for different time periods and different dollar amounts. The data will not be reduced by the surrender charge currently assessed under the Contract. We will only disclose non-standard performance data if it is accompanied by standard total return data.



         Third, we may present historic performance data for the portfolios since their inception reduced by some or all fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts, but is designed to show the performance that would have resulted if the Contract had been available during that time.



         Fourth, we may include in our advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.


         In advertising and sales literature (including illustrations), the performance of each subaccount may be compared with the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment portfolios of mutual funds with investment objectives similar to the subaccount. Lipper Analytical Services, Inc. ("Lipper"), CDA Investment Technologies ("CDA"), Variable Annuity Research Data Service ("VARDS") and Morningstar, Inc. ("Morningstar") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

         Lipper's and Morningstar's rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper, CDA, VARDS and Morningstar rank or illustrate such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the variable account level into consideration. In addition, VARDS prepares risk rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

         Advertising and sales literature may also compare the performance of each subaccount to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.

         We may also report other information including the effect of systematic withdrawals, systematic investments and tax-deferred compounding on a subaccount's investment returns, or returns in general. We may illustrate this information by using tables, graphs, or charts. All income and capital gains derived from subaccount investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the subaccount investment experience is positive.


                                 VOTING RIGHTS
===============================================================================




         We are the legal owner of the portfolio shares held in the subaccounts. However, when a portfolio is required to solicit the votes of its shareholders through the use of proxies, we believe that current law requires us to solicit you and other contract owners as to how we should vote the portfolio shares held in the subaccounts. If we determine that we no longer are required to solicit your votes, we may vote the shares in our own right.


         When we solicit your vote, the number of votes you have will be calculated separately for each subaccount in which you have an investment. The number of your votes is based on the net asset value per share of the portfolio in which the subaccount invests. It may include fractional shares. Before the annuity start date, you hold a voting interest in each subaccount to which the Contract Value is allocated. If you have a voting interest in a subaccount, you will receive proxy materials and reports relating to any meeting of shareholders of the portfolio in which that subaccount invests.


         If we do not receive timely voting instructions for portfolio shares or if we own the shares, we will vote those shares in proportion to the voting instructions we receive. Instructions we receive to abstain on any item will reduce the total number of votes being cast on a matter. For further details as to how we determine the number of your votes, see the SAI.

                              FEDERAL TAX MATTERS
===============================================================================





         The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws.

         We believe that our Contracts will qualify as annuity contracts for federal income tax purposes and the following discussion assumes that they will so qualify. Further information on the tax status of the Contract can be found in the SAI under the heading "Tax Status of the Contracts."

         When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money -- generally for retirement purposes. In this way, annuity contracts have been recognized by the tax authorities as a legitimate means of deferring tax on investment income.





         If you invest in a variable annuity as part of an IRA, Roth IRA or SIMPLE IRA program, your Contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is called a Non-Qualified Contract.


TAXATION OF NON-QUALIFIED CONTRACTS


         We believe that if you are a natural person you will not be taxed on increases in the Contract Value of your Contract until a distribution occurs or until annuity payments begin. (The agreement to assign or pledge any portion of a Contract's accumulation value generally will be treated as a distribution.) When annuity payments begin, you will be taxed only on the investment gains you have earned and not on the payments you made to purchase the Contract. Generally, withdrawals from your annuity should only be made once the annuitant reaches age 59 1/2, dies or is disabled, otherwise a tax penalty of ten percent of the amount treated as income could be applied against any amounts included in income, in addition to the tax otherwise imposed on such amount.


         NON-NATURAL PERSON

         If a non-natural person owns a non-qualified annuity contract, the owner generally must include in income any increase in the excess of the accumulation value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

         The following discussion generally applies to Contracts owned by natural persons.

         WITHDRAWALS

         When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the accumulation value immediately before the distribution over the Owner's investment in the contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the contract.

         PENALTY TAX ON CERTAIN WITHDRAWALS


         In the case of a distribution from a Contract, there may be imposed a federal tax penalty equal to ten percent of the amount treated as income. In general, however, there is no penalty on distributions:


         -      made on or after the taxpayer reaches age 59 1/2;
         -      made on or after the death of an Owner;
         -      attributable to the taxpayer's becoming disabled; or
         - made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.


         Other exceptions may apply under certain circumstances and special rules may apply in connection with the exceptions enumerated above. Additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.


         ANNUITY PAYMENTS

         Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

         TAXATION OF DEATH BENEFIT PROCEEDS

         Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.

         TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT


         A transfer or assignment of ownership of a Contract, the designation of an annuitant, the selection of certain annuity start dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. An Owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences.

         WITHHOLDING

         Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

         MULTIPLE CONTRACTS

         All annuity contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Owner's income when a taxable distribution occurs.


         FURTHER INFORMATION

         We believe that the contracts will qualify as annuity contracts for Federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."


TAXATION OF QUALIFIED CONTRACTS

         The tax rules that apply to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.


         INDIVIDUAL RETIREMENT ANNUITIES (IRAs), as defined in Section 408 of the Tax Code, permit individuals to make annual contributions of up to the lesser of $2,000 or 100% of the compensation included in your income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain pension plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply. The Internal Revenue Service has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional Guaranteed Minimum Death Benefit provision in the Contract comports with IRA qualification requirements.



         SIMPLE IRAS, permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Tax Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $6,000 (as increased for cost of living adjustments). The sponsoring employer is required to make matching or non-elective contributions on behalf of the employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.



         ROTH IRAS, as described in Tax Code section 408A, permit certain eligible individuals to contribute to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

OTHER TAX ISSUES






         Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. You should consult a tax advisor for more information about these distribution rules.



         Distributions from Qualified Contracts generally are subject to withholding for the Owner's federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect to not have tax withheld from distributions.


OUR INCOME TAXES

         At the present time, we make no charge for any federal, state or local taxes (other than the charge for state and local premium taxes) that we incur that may be attributable to the investment divisions (that is, the subaccounts) of the variable account or to the Contracts. We do have the right in the future to make additional charges for any such tax or other economic burden resulting from the application of the tax laws that we determine is attributable to the investment divisions of the variable account or the Contracts.

         Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

POSSIBLE TAX LAW CHANGES

         Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

         We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.



                               OTHER INFORMATION
===============================================================================





PAYMENTS


         We will usually pay you any surrender, partial withdrawal, or death benefit payment within seven days after we receive all the required information. The required information includes your written request, any information or documentation we reasonably need to process your request, and, in the case of a death benefit, receipt and filing of due proof of death.


         However, we may be required to suspend or postpone payments during any period when:

          - the New York Stock Exchange is closed, other than customary weekend and holiday closings;

          - trading on the New York Stock Exchange is restricted as determined by the SEC;

          - the SEC determines that an emergency exists that would make the disposal of securities held in the variable account or the determination of the value of the variable account's net assets not reasonably practicable; or

          - the SEC permits, by order, the suspension or postponement of payments for your protection.

         If a recent check or draft has been submitted, we have the right to delay payment until we have assured ourselves that the check or draft has been honored.

         We have the right to defer payment for a surrender, partial withdrawal or transfer from the fixed account for up to six months from the date we receive your written request.

MODIFICATION

         Upon notice to you, we may modify the Contract to:

          - permit the Contract or the variable account to comply with any applicable law or regulation issued by a government agency;


          - assure continued qualification of the Contract under the Tax Code or other federal or state laws relating to retirement annuities or variable annuity contracts;


          -    reflect a change in the operation of the variable account; or

          -    provide additional investment options.

         In the event of most such modifications, we will make appropriate endorsement to the Contract.

DISTRIBUTION OF THE CONTRACTS


         The Contracts are sold by licensed insurance agents in those states where the Contract may be lawfully sold. The agents are also registered representatives of registered broker-dealers that are members of the National Association of Securities Dealers, Inc. ("NASD"). Sales commissions will be paid to broker-dealers who sell the Contracts. Sales commissions may vary, but are expected not to exceed 7.0% of premium payments. The broker-dealers are expected to compensate sales representatives in varying amounts from these commissions. In addition, we may pay additional promotional incentives, in the form of cash or other compensation, such as production incentive bonuses, agent's insurance and pension benefits, and agency expense allowances. These distribution expenses do not result in any additional charges against the Contracts other than those described under "Fees and Charges."



         Investors Brokerage Services, Inc. ("IBS"), 1 Kemper Drive, Long Grove, IL 60049-0001, acts as the principal underwriter for the Contracts. IBS is affiliated with Farmers. IBS is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the NASD.


LEGAL PROCEEDINGS


      Like other life insurance companies, we are involved in lawsuits. These actions are in various stages of discovery and development, and some seek punitive as well as compensatory damages. While it is not possible to predict the outcome of such matters with absolute certainty, we believe that the ultimate disposition of these proceedings should not have a material adverse effect on the financial position for Farmers New World Life Insurance Company. In addition, we are, from time to time, involved as a party to various governmental and administrative proceedings. There are no pending or threatened lawsuits that will materially impact the variable account.

REPORTS TO OWNERS


         Before the annuity start date, we will mail a report to you at least annually at your last known address of record. The report will state the Contract Value (including the Contract Value in each subaccount and the fixed account) of the Contract, and any further information required by any applicable law or regulation.


INQUIRIES


         Inquiries regarding your Contract may be made by calling or writing to us at the Service Center.


YEAR 2000 MATTERS


         In 1995, Farmers Group, Inc. ("FGI"), our parent company, initiated the "Year 2000 Project" in order to prepare for the information processing problems presented by the approach of the new millennium. Significant efforts have been expended to gain a complete understanding of Year 2000 implications and to develop a strategy to make FGI's and our systems Year 2000 compliant. As of September 30, 1999, FGI has completed its remediation plans related to the Year 2000 Project. Although these plans have been completed, FGI continues to monitor its preparedness for unforeseen Year 2000 issues that may impact FGI. The costs associated with the Year 2000 Project were expensed as incurred, and, through September 30, 1999, the cumulative costs totaled $23.0 million, of which $2.0 million was allocated to Farmers. Total costs of the project are expected to be approximately $23.3 million, of which approximately $2.2 million is expected to be allocated to Farmers.



         To remedy the Year 2000 issue, FGI devised a three-phase plan:



         Phase I - "Awareness and Initial Impact Assessment". This phase was completed in May 1996. During this phase, Year 2000 "Impact Assessment" was performed using a mainframe analysis tool to determine which areas were at risk.



         Phase II - "Year 2000 Workpackage and Development Blueprint Project". This phase was completed in November 1996 and consisted of creating a comprehensive master plan which included establishing and prioritizing clusters (groups of similar computer programs) and agreeing upon a definition of what would be acceptable Year 2000 compliance. In addition, a timeframe was established for the conversion, compliance testing and the implementation of Year 2000 compliant programs into production.



         Phase III - "Year 2000 Conversion and Implementation". This phase was completed in July 1999. During this phase the process of converting, implementing and testing these Year 2000 conversion programs were performed.



         In addition, FGI evaluated its relationships with third parties with which FGI has a direct and material relationship to determine whether they are Year 2000 compliant. FGI sent out questionnaires and warranty requests to all third party vendors and performed compliance testing with all vendors to validate the vendors' claims regarding Year 2000 compliance. All compliance testing related to third party relationships has been completed. However, it is not possible to state with certainty that the operations of third parties will not be materially impacted in turn by other parties with whom they themselves have a relationship.



         The Year 2000 issue may not only affect FGI's information technology ("IT") systems but also its non-IT systems. FGI has assessed the readiness of its non-IT systems and, in the event of an interruption of these systems, contingency plans have been established such that no major disruptions will occur.



         FGI's Year 2000 contingency plans were completed in June 1999. These plans include contingency measures which will be followed in the event that certain key vendors experience difficulties related to the Year 2000 issue. As new information becomes available, the contingency plans will be reviewed to determine whether they are adequate or if they need to be further enhanced. The operations of FGI are such that in the event all electronic communications are down, FGI could continue to operate until an alternative communication source is acquired.


FINANCIAL STATEMENTS

         Our audited balance sheets as of December 31, 1998 and 1997, and the related statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1998, as well as the Report of the Independent Auditors, are contained in the SAI. Our financial statements should be considered only as bearing on our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the variable account.

         There are no financial statements for the variable account, because it has not commenced operations as of the date of this prospectus.

             STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS


                                                                                                             Page
                                                                                                             ----
ADDITIONAL CONTRACT PROVISIONS................................................................................ 2
         The Contract......................................................................................... 2
         Incontestability..................................................................................... 2
         Incorrect Age or Sex................................................................................. 2
         Nonparticipation..................................................................................... 2
         Waiver of Surrender Charge Riders.................................................................... 2
         Tax Status of the Contracts.......................................................................... 3
CALCULATION OF SUBACCOUNT AND ADJUSTED HISTORIC PORTFOLIO PERFORMANCE DATA.................................... 3
         Money Market Subaccount Account Yields............................................................... 3
         Other Subaccount Yields.............................................................................. 5
         Average Annual Total Returns for the Subaccounts..................................................... 6
         Non-Standard Subaccount Total Returns................................................................ 6
         Adjusted Historic Portfolio Performance Data......................................................... 7
         Effect of the Records Maintenance Charge on Performance Data......................................... 7
HISTORIC PERFORMANCE DATA..................................................................................... 7
         General Limitations.................................................................................. 7
         Time Periods Before the Date the Variable Account Commenced Operations............................... 7
         Tables of Adjusted Historic Total Return Quotations.................................................. 8
NET INVESTOR FACTOR...........................................................................................11
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS.............................................................11
         Resolving Material Conflicts.........................................................................11
VOTING RIGHTS.................................................................................................12
SAFEKEEPING OF VARIABLE ACCOUNT ASSETS........................................................................12
DISTRIBUTION OF THE CONTRACTS.................................................................................12
LEGAL MATTERS.................................................................................................13
EXPERTS.......................................................................................................13
OTHER INFORMATION.............................................................................................13
FINANCIAL STATEMENTS..........................................................................................13

                      STATEMENT OF ADDITIONAL INFORMATION


                                    for the
                            FARMERS VARIABLE ANNUITY


             Individual Flexible Premium Variable Annuity Contract
             -----------------------------------------------------

                                 Issued Through
                       FARMERS ANNUITY SEPARATE ACCOUNT A

                                   Offered by
                    FARMERS NEW WORLD LIFE INSURANCE COMPANY
                            3003 - 77th Avenue, S.E.
                        Mercer Island, Washington 98040
                                 (206) 232-8400


                                SERVICE CENTER:
                                P.O. Box 724208
                               Atlanta, GA 31139
                           1-877-376-8008 (toll free)



         This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Farmers Variable Annuity individual flexible premium variable annuity contract offered by Farmers New World Life Insurance Company. You may obtain a copy of the Prospectus for the Contract dated _______________, 2000 by calling 1-877-376-8008 or by writing to our
SERVICE CENTER at P.O. Box 724208, Atlanta, GA 31139.


         This Statement incorporates terms used in the current Prospectus for each Contract.

--------------------------------------------------------------------------------
THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUSES FOR YOUR CONTRACT AND THE FUNDS.


         The date of this Statement of Additional Information is ________________, 2000.

                               TABLE OF CONTENTS


                                                                                                               Page
                                                                                                               ----
ADDITIONAL CONTRACT PROVISIONS....................................................................................2
         The Contract.............................................................................................2
         Incontestability.........................................................................................2
         Incorrect Age or Sex.....................................................................................2
         Nonparticipation.........................................................................................2
         Waiver of Surrender Charge Riders........................................................................2
         Tax Status of the Contracts..............................................................................3
CALCULATION OF SUBACCOUNT AND ADJUSTED HISTORIC PORTFOLIO PERFORMANCE DATA........................................3
         Money Market Subaccount Yields...........................................................................4
         Other Subaccount Yields..................................................................................5
         Average Annual Total Returns for the Subaccounts.........................................................6
         Non-Standard Subaccount Total Returns....................................................................7
         Adjusted Historic Portfolio Performance Data.............................................................7
         Effect of the Records Maintenance Charge on Performance Data.............................................7
HISTORIC PERFORMANCE DATA.........................................................................................8
         General Limitations......................................................................................8
         Time Periods Before the Date the Variable Account Commenced Operations...................................8
         Tables of Adjusted Historic Total Return Quotations......................................................8
NET INVESTMENT FACTOR............................................................................................11
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS................................................................12
         Resolving Material Conflicts............................................................................12
VOTING RIGHTS....................................................................................................13
SAFEKEEPING OF VARIABLE ACCOUNT ASSETS...........................................................................13
DISTRIBUTION OF THE CONTRACTS....................................................................................13
LEGAL MATTERS....................................................................................................14
EXPERTS..........................................................................................................14
OTHER INFORMATION................................................................................................14
FINANCIAL STATEMENTS.............................................................................................14

                         ADDITIONAL CONTRACT PROVISIONS


THE CONTRACT


         The entire contract consists of the Contract, the signed application attached at issue, any attached amendments and supplements to the application, and any attached riders and endorsements. In the absence of fraud, we consider all statements in the application to be representations and not warranties. We will not use any statement to contest a claim unless that statement is in an attached application or in an amendment or supplement to the application attached to the Contract.



         Any change in the Contract or waiver of its provisions must be in writing and signed by one of our officers. No other person -- no agent or registered representative -- has authority to change or waive any provision of this Contract.


         Upon notice to you, we may modify the Contract if necessary to:


         - permit the Contract or the variable account to comply with any applicable law or regulation that a governmental agency issues; or



         - assure continued qualification of the Contract under the Tax Code or other federal or state laws relating to retirement annuities or variable annuity contracts; or



         - effect a change in the operation of the variable account or to provide additional investment options.


         In the event of such modifications, we will make the appropriate endorsement to the Contract.

INCONTESTABILITY

         We will not contest the Contract after the issue date.

INCORRECT AGE OR SEX


         We may require proof of age, sex, and right to payments before making any life annuity payments. If the age or sex (if applicable) of the annuitant has been stated incorrectly, then we will determine the annuity start date and the amount of the annuity payments by using the correct age and sex. After the annuity start date, any adjustment for underpayment will be paid immediately. Any adjustment for overpayment will be deducted from future payments. We will make adjustments for overpayments or underpayments with interest at the rate then in use to determine the rate of payments.


NONPARTICIPATION


         The Contract does not participate in our surplus earnings or profits. We will not pay dividends on this Contract.



WAIVER OF SURRENDER CHARGE RIDERS



         On issuance we will automatically issue riders that waive surrender charges if:



                  - the annuitant is confined in a hospital or skilled health care facility continuously for at least 90 days and remains confined at the time of the surrender request; or

                  - the annuitant is diagnosed with a terminal illness after the Contract is issued and is expected to live for 12 months or less, and the aggregate maximum withdrawal is $250,000, or less.



         There is no additional charge for the issuance of the waiver of surrender charge riders. These riders may not be available in all states.


TAX STATUS OF THE CONTRACTS

         Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.


         Diversification Requirements. The Tax Code requires that the investments of each investment division of the variable account underlying the Contracts be "adequately diversified" in order for the Contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each investment division, through the fund in which it invests, will satisfy these diversification requirements.



         Owner Control. In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of our Contracts, such as the flexibility of an owner to allocate premiums and transfer amounts among the investment divisions of the variable account, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Owners investment control over variable account assets, we reserve the right to modify the Contracts as necessary to prevent an Owner from being treated as the Owner of the variable account assets supporting the Contract.



         Required Distributions. In order to be treated as an annuity contract for Federal income tax purposes, section 72(s) of the Tax Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of a holder of the Contract. Specifically, section 72(s) requires that (a) if any Owner dies on or after the annuity starting date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner's death; and (b) if any owner dies prior to the annuity start date, the entire interest in the Contract will be distributed within five years after the date of such Owner's death. These requirements will be considered satisfied as to any portion of a Owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the Owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new owner.



         The Non-Qualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.


         Other rules may apply to Qualified Contracts.


         CALCULATION OF SUBACCOUNT AND ADJUSTED HISTORIC PORTFOLIO PERFORMANCE DATA


         We may advertise and disclose historic performance data for the subaccounts, including yields, standard annual total returns, and nonstandard measures of performance of the subaccounts. Such performance data will be computed, or accompanied by performance data computed, in accordance with the SEC defined standards.

MONEY MARKET SUBACCOUNT YIELDS



         Advertisements and sales literature may quote the current annualized yield of the Money Market subaccount for a seven-day period in a manner that does not take into consideration any realized or unrealized gains or losses, or income other than investment income, on shares of the Money Market Portfolio.



         We compute this current annualized yield by determining the net change (not including any realized gains and losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) at the end of the seven-day period in the value of a hypothetical subaccount under a Contract having a balance of one unit of the Money Market subaccount at the beginning of the period. We divide that net change in subaccount value by the value of the hypothetical subaccount at the beginning of the period to determine the base period return. Then we annualize this quotient on a 365-day basis. The net change in account value reflects (i) net income from the Money Market portfolio in which the hypothetical subaccount invests; and (ii) charges and deductions imposed under the Contract that are attributable to the hypothetical subaccount.



         These charges and deductions include the per unit charges for the records maintenance charge, the mortality and expense risk charge for the standard death benefit (and the mortality and expense risk charge for the Guaranteed Minimum Death Benefit and the Guaranteed Retirement Income Benefit) and the asset-based administration charge. For purposes of calculating current yields for a Contract, we use an average per unit records maintenance charge based on the $30 records maintenance charge.


         We calculate the current yield by the following formula:

         Current Yield = ((NCS - ES)/UV) X (365/7)

         Where:
         NCS      =        the net change in the value of the Money Market
                           Portfolio (not including any realized gains or
                           losses on the sale of securities, unrealized
                           appreciation and depreciation, and income other than
                           investment income) for the seven-day period
                           attributable to a hypothetical subaccount having a
                           balance of one subaccount unit.
         ES       =        per unit charges deducted from the hypothetical
                           subaccount for the seven-day period.
         UV       =        the unit value for the first day of the seven-day
                           period.

         We may also disclose the effective yield of the Money Market subaccount for the same seven-day period, determined on a compounded basis. We calculate the effective yield by compounding the unannualized base period return by adding one to the base return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

                                              365/7
         Effective Yield = (1 + ((NCS-ES)/UV))      - 1


         Where:
         NCS      =        the net change in the value of the Money Market
                           portfolio (not including any realized gains or
                           losses on the sale of securities, unrealized
                           appreciation and depreciation, and income other than
                           investment income) for the seven-day
                           period attributable to a hypothetical subaccount
                           having a balance of one subaccount unit.
         ES       =        per unit charges deducted from the hypothetical
                           subaccount for the seven-day period.
         UV       =        the unit value for the first day of the seven-day
                           period.


         The Money Market subaccount yield is lower than the Money Market portfolio's yield because of the charges and deductions that the Contract imposes.



         The current and effective yields on amounts held in the Money Market subaccount normally fluctuate on a daily basis. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The Money Market subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Portfolio, the types and quality of securities held by the Money Market Portfolio and that Portfolio's operating expenses. We may also present yields on amounts held in the Money Market subaccount for periods other than a seven-day period.


         Yield calculations do not take into account the Surrender Charge that we assess on certain withdrawals of Contract Value.


OTHER SUBACCOUNT YIELDS


         Sales literature or advertisements may quote the current annualized yield of one or more of the subaccounts (except the Money Market subaccount) under the Contract for 30-day or one-month periods. The annualized yield of a subaccount refers to income that the subaccount generates during a 30-day or one-month period and is assumed to be generated during each period over a 12-month period.

         We compute the annualized 30-day yield by:

                  1. dividing the net investment income of the portfolio attributable to the subaccount units, less subaccount expenses attributable to the Contract for the period, by the maximum offering price per unit on the last day of the period;
                  2. multiplying the result by the daily average number of units outstanding for the period;
                  3.       compounding that yield for a 6-month period; and
                  4.       multiplying the result by 2.


         Expenses of the subaccount include the records maintenance charge, the asset-based administration charge and the mortality and expense risk charge for the standard death benefit (and the mortality and expense risk charge for the Guaranteed Minimum Death Benefit and the Guaranteed Retirement Income Benefit). The yield calculation assumes that we deduct the records maintenance charge at the end of each Contract Year. For purposes of calculating the 30-day or one-month yield, we divide an average records maintenance charge collected by the average Contract Value in the subaccount to determine the amount of the charge attributable to the subaccount for the 30-day or one-month period. We calculate the 30-day or one-month yield by the following formula:

                                                         6
         Yield    =        2 X (((NI - ES)/(U X UV)) + 1)  - 1)

         Where:
         NI       =        net income of the portfolio for the 30-day or
                           one-month period attributable to the subaccount's
                           units.
         ES       =        charges deducted from the subaccount for the 30-day
                           or one-month period.
         U        =        the average number of units outstanding.
         UV       =        the unit value at the close of the last day in the
                           30-day or one-month period.

         The yield for the subaccount is lower than the yield for the corresponding portfolio because of the charges and deductions that the Contract imposes.

         The yield on the amounts held in the subaccounts normally fluctuates over time. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The types and quality of securities that a portfolio holds and its operating expenses affect the corresponding subaccount's actual yield.

         Yield calculations do not take into account the Surrender Charge that we assess on certain withdrawals of Contract Value.

AVERAGE ANNUAL TOTAL RETURNS FOR THE SUBACCOUNTS


      Sales literature or advertisements may quote average annual total returns for one or more of the subaccounts for various periods of time. If we advertise total return for the Money Market Subaccount, then those advertisements and sales literature will include a statement that yield more closely reflects current earnings than total return.


         When a subaccount has been in operation for 1, 5, and 10 years, respectively, we will provide the average annual total return for these periods. We may also disclose average annual total returns for other periods of time.

         Standard average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. Each period's ending date for which we provide total return quotations will be for the most recent calendar quarter-end practicable, considering the type of the communication and the media through which it is communicated.


         We calculate the standard average annual total returns using subaccount unit values that we calculate on each valuation day based on the performance of the subaccount's underlying portfolio, the deductions for the mortality and expense risk charge for the standard death benefit (and in some cases, the mortality and expense risk charge for the Guaranteed Minimum Death Benefit and the Guaranteed Retirement Income Benefit), the asset-based administration charge and the records maintenance charge. The calculation assumes that we deduct a records maintenance charge of $ 30.00 at the end of each Contract year. For purposes of calculating average annual total return, we use an average per-dollar per-day records maintenance charge attributable to the hypothetical subaccount for the period. The calculation also assumes total surrender of the Contract at the end of the period for the return quotation and will take into account the Surrender Charge applicable to the Contract that we assess on surrenders of Contract Value.

We calculate the standard total return by the following formula:

                                   1/N
         TR       =        ((ERV/P)   ) - 1



         Where:
         TR       =        the average annual total return net of subaccount
                           recurring charges.
         ERV      =        the ending redeemable value (minus any applicable
                           Surrender Charge) of the
         P        =        hypothetical subaccount at the end of the period. a
                           hypothetical initial payment of $1,000.
         N        =        the number of years in the period.


NON-STANDARD SUBACCOUNT TOTAL RETURNS

         Sales literature or advertisements may quote average annual total returns for the subaccounts that do not reflect any Surrender Charges. We calculate such nonstandard total returns in exactly the same way as the average annual total returns described above, except that we replace the ending redeemable value of the hypothetical subaccount for the period with an ending value for the period that does not take into account any Surrender Charges.

         We may disclose cumulative total returns in conjunction with the standard formats described above. We calculate the cumulative total returns using the following formula:

         CTR       =       (ERV/P) - 1

         Where:
         CTR       =       the cumulative total return net of subaccount
                           recurring charges for the period.
         ERV       =       the ending redeemable value of the hypothetical
                           investment at the end of the period.
         P         =       a hypothetical single payment of $1,000.

ADJUSTED HISTORIC PORTFOLIO PERFORMANCE DATA


         Sales literature or advertisements may quote adjusted yields and total returns for the portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic portfolio performance may include data that precedes the inception dates of the subaccounts. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time.


         We will disclose nonstandard performance data only if we disclose the standard performance data for the required periods.


EFFECT OF THE RECORDS MAINTENANCE CHARGE ON PERFORMANCE DATA



         The Contract provides for the deduction of a $30.00 records maintenance charge at the end of each Contract year from the fixed account and the subaccounts. We will waive this charge if your Contract Value is $50,000 or more on the date the charge is assessed. We base it on the proportion that the value of each such account bears to the total Contract Value. For purposes of reflecting the records maintenance charge in yield and total return quotations, we convert the records maintenance charge into a per-dollar per-day charge based on the average Contract Value in the subaccount for all Contracts on the last day of the period for which quotations are provided. Then, we adjust the per-dollar per-day average charge to reflect the basis upon which we calculate the particular quotation.


                           HISTORIC PERFORMANCE DATA

GENERAL LIMITATIONS

         The funds have provided the portfolios' performance data. We derive the subaccount performance data from the data that the funds provide. In preparing the tables below, we relied on the funds' data. While we have no reason to doubt the accuracy of the figures provided by the funds, we have not verified those figures.


TIME PERIODS BEFORE THE DATE THE VARIABLE ACCOUNT COMMENCED OPERATIONS



         The variable account may disclose non-standardized total return for time periods before the variable account commenced operations. This performance data is based on the actual performance of the portfolios since their inception, adjusted to reflect the effect of the current level of charges that apply to the subaccounts under the Contract.



TABLES OF ADJUSTED HISTORIC TOTAL RETURN QUOTATIONS


         The tables below set out the adjusted historic total returns for the portfolios for various periods as of December 31, 1998. This performance data is based on the actual performance of the portfolios since their inception, adjusted to reflect the effect of the current level of charges that apply to the subaccounts under the Contract.




                                                              TABLE 1

                                ADJUSTED HISTORIC PORTFOLIO TOTAL RETURN AS OF DECEMBER 31, 1998(2)
                                          ASSUMING CONTRACT IS SURRENDERED OR ANNUITIZED

                                                  AVERAGE ANNUAL TOTAL RETURN(3)
------------------------------------------------------------------------------------------------------------------------
                                                    WITH STANDARD DEATH BENEFIT
                                          (TOTAL VARIABLE ACCOUNT ANNUAL EXPENSES: 1.15%)
------------------------------------------------------------------------------------------------------------------------
                                        Inception
PORTFOLIO                               Date(2)         1 Year (%)   5 Year (%)    10 Year (%)   Since Inception (%)
------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES
------------------------------------------------------------------------------------------------------------------------
    Capital Appreciation
------------------------------------------------------------------------------------------------------------------------
KEMPER VARIABLE SERIES
------------------------------------------------------------------------------------------------------------------------
  Kemper High Yield
------------------------------------------------------------------------------------------------------------------------
  Kemper Government Securities
------------------------------------------------------------------------------------------------------------------------
  Kemper-Dreman High Return Equity
------------------------------------------------------------------------------------------------------------------------
  Kemper Small Cap Growth
------------------------------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST
------------------------------------------------------------------------------------------------------------------------
  PIMCO Low Duration Bond
------------------------------------------------------------------------------------------------------------------------
  PIMCO Foreign Bond
------------------------------------------------------------------------------------------------------------------------
SCUDDER VARIABLE LIFE INVESTMENT FUND
------------------------------------------------------------------------------------------------------------------------
  International
------------------------------------------------------------------------------------------------------------------------
  Growth and Income
------------------------------------------------------------------------------------------------------------------------
  Bond
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
   Money Market(1)
------------------------------------------------------------------------------------------------------------------------
TEMPLETON VARIABLE PRODUCTS SERIES FUND
------------------------------------------------------------------------------------------------------------------------
Templeton Developing Markets Fund
------------------------------------------------------------------------------------------------------------------------


                       WITH EITHER GUARANTEED MINIMUM DEATH BENEFIT OR GUARANTEED RETIREMENT INCOME BENEFIT
                                          (TOTAL VARIABLE ACCOUNT ANNUAL EXPENSES: 1.40%)
------------------------------------------------------------------------------------------------------------------------
                                        Inception
PORTFOLIO                               Date(2)         1 Year (%)   5 Year (%)    10 Year (%)   Since Inception (%)
------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES
------------------------------------------------------------------------------------------------------------------------
   Capital Appreciation
------------------------------------------------------------------------------------------------------------------------
KEMPER VARIABLE SERIES
------------------------------------------------------------------------------------------------------------------------
   Kemper High Yield
------------------------------------------------------------------------------------------------------------------------
   Kemper Government Securities
------------------------------------------------------------------------------------------------------------------------
   Kemper-Dreman High Return Equity
------------------------------------------------------------------------------------------------------------------------
   Kemper Small Cap Growth
------------------------------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST
------------------------------------------------------------------------------------------------------------------------
   PIMCO Low Duration Bond
------------------------------------------------------------------------------------------------------------------------
   PIMCO Foreign Bond
------------------------------------------------------------------------------------------------------------------------
SCUDDER VARIABLE LIFE INVESTMENT FUND
------------------------------------------------------------------------------------------------------------------------
   International
------------------------------------------------------------------------------------------------------------------------
   Growth and Income
------------------------------------------------------------------------------------------------------------------------
   Bond
------------------------------------------------------------------------------------------------------------------------
   Money Market(1)
------------------------------------------------------------------------------------------------------------------------
TEMPLETON VARIABLE PRODUCTS SERIES FUND
------------------------------------------------------------------------------------------------------------------------
Templeton Developing Markets Fund
------------------------------------------------------------------------------------------------------------------------


                        WITH BOTH GUARANTEED MINIMUM DEATH BENEFIT AND GUARANTEED RETIREMENT INCOME BENEFIT
                                          (TOTAL VARIABLE ACCOUNT ANNUAL EXPENSES: 1.65%)
------------------------------------------------------------------------------------------------------------------------
                                        Inception
PORTFOLIO                               Date(2)         1 Year (%)   5 Year (%)    10 Year (%)   Since Inception (%)
------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES
------------------------------------------------------------------------------------------------------------------------
   Capital Appreciation
------------------------------------------------------------------------------------------------------------------------
KEMPER VARIABLE SERIES
------------------------------------------------------------------------------------------------------------------------
   Kemper High Yield
------------------------------------------------------------------------------------------------------------------------
   Kemper Government Securities
------------------------------------------------------------------------------------------------------------------------
   Kemper-Dreman High Return Equity
------------------------------------------------------------------------------------------------------------------------
   Kemper Small Cap Growth
------------------------------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST
------------------------------------------------------------------------------------------------------------------------
    PIMCO Low Duration Bond
------------------------------------------------------------------------------------------------------------------------
    PIMCO Foreign Bond
------------------------------------------------------------------------------------------------------------------------
SCUDDER VARIABLE LIFE INVESTMENT FUND
------------------------------------------------------------------------------------------------------------------------
    International
------------------------------------------------------------------------------------------------------------------------
    Growth and Income
------------------------------------------------------------------------------------------------------------------------
    Bond
------------------------------------------------------------------------------------------------------------------------
    Money Market(1)
------------------------------------------------------------------------------------------------------------------------
TEMPLETON VARIABLE PRODUCTS SERIES FUND
------------------------------------------------------------------------------------------------------------------------
    Templeton Developing Markets Fund
------------------------------------------------------------------------------------------------------------------------



(1) An investment in the Money Market Portfolio is neither insured nor guaranteed by the U.S. Government and there can be no assurance that the Money Market Portfolio will maintain a stable $1.00 share price. Yield more closely reflects current earnings of the Money Market Portfolio than its total return.


(2) The variable account has not yet commenced operations. Once available, standardized performance data for the periods after the inception of Contract sales will reflect the actual performance of the Contracts.


(3) Total return includes changes in share price, reinvestment of dividends, and capital gains. The performance figures: (1) represent past performance and neither guarantee nor predict future investment results; (2) assume an initial hypothetical investment of $1,000 as required by the SEC for the standardized returns; (3) reflects the deduction of either 1.15% (for the Standard Death Benefit), 1.40% (for the election of either the Guaranteed Minimum Death
Benefit or the Guaranteed Retirement Income Benefit), or 1.65% (for the election of both Guaranteed Minimum Death Benefit and the Guaranteed Retirement Income Benefit) in annual variable account charges and a $30 records maintenance charge, and (4) the applicable Surrender Charge. The impact of the records maintenance charge on investment returns will vary depending on the size of the Contract and is reflected as an annual charge of 0.15% of subaccount assets based on an assumed average investment of $20,000 in the Contract. The investment return and value of a Contract will fluctuate so that a Contract, when surrendered, may be worth more or less than the amount of the purchase payments.


(4) Total returns reflect that certain investment advisers waived all or part of the advisory fee or reimbursed the portfolio for a portion of its expenses. Otherwise, total returns would have been lower.


------------------------------------------------------------------------------------------------------------------------
                                                              TABLE 2

                                ADJUSTED HISTORIC PORTFOLIO TOTAL RETURN AS OF DECEMBER 31, 1998(2)
                                        ASSUMING CONTRACT IS NOT SURRENDERED OR ANNUITIZED

                                                   AVERAGE ANNUAL TOTAL RETURN(3)
------------------------------------------------------------------------------------------------------------------------
                                                    WITH STANDARD DEATH BENEFIT

                                          (TOTAL VARIABLE ACCOUNT ANNUAL EXPENSES: 1.15%)
------------------------------------------------------------------------------------------------------------------------
                                        Inception
PORTFOLIO                               Date(2)         1 Year (%)   5 Year (%)    10 Year (%)   Since Inception (%)
------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES
------------------------------------------------------------------------------------------------------------------------
  Capital Appreciation
------------------------------------------------------------------------------------------------------------------------
KEMPER VARIABLE SERIES
------------------------------------------------------------------------------------------------------------------------
  Kemper High Yield
------------------------------------------------------------------------------------------------------------------------
  Kemper Government Securities
------------------------------------------------------------------------------------------------------------------------
  Kemper-Dreman High Return Equity
------------------------------------------------------------------------------------------------------------------------
  Kemper Small Cap Growth
------------------------------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST
------------------------------------------------------------------------------------------------------------------------
  PIMCO Low Duration Bond
------------------------------------------------------------------------------------------------------------------------
  PIMCO Foreign Bond
------------------------------------------------------------------------------------------------------------------------
SCUDDER VARIABLE LIFE INVESTMENT FUND
------------------------------------------------------------------------------------------------------------------------
  International
------------------------------------------------------------------------------------------------------------------------
  Growth and Income
------------------------------------------------------------------------------------------------------------------------
  Bond
------------------------------------------------------------------------------------------------------------------------
  Money Market(1)
------------------------------------------------------------------------------------------------------------------------
TEMPLETON VARIABLE PRODUCTS SERIES FUND
------------------------------------------------------------------------------------------------------------------------
  Templeton Developing Markets Fund
------------------------------------------------------------------------------------------------------------------------


                       WITH EITHER GUARANTEED MINIMUM DEATH BENEFIT OR GUARANTEED RETIREMENT INCOME BENEFIT
                                          (TOTAL VARIABLE ACCOUNT ANNUAL EXPENSES: 1.40%)
------------------------------------------------------------------------------------------------------------------------
                                        Inception
PORTFOLIO                               Date(2)         1 Year (%)   5 Year (%)    10 Year (%)   Since Inception (%)
------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES
------------------------------------------------------------------------------------------------------------------------
  Capital Appreciation
------------------------------------------------------------------------------------------------------------------------
KEMPER VARIABLE SERIES
------------------------------------------------------------------------------------------------------------------------
  Kemper High Yield
------------------------------------------------------------------------------------------------------------------------
  Kemper Government Securities
------------------------------------------------------------------------------------------------------------------------
  Kemper-Dreman High Return Equity
------------------------------------------------------------------------------------------------------------------------
  Kemper Small Cap Growth
------------------------------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST
------------------------------------------------------------------------------------------------------------------------
  PIMCO Low Duration Bond
------------------------------------------------------------------------------------------------------------------------
  PIMCO Foreign Bond
------------------------------------------------------------------------------------------------------------------------
SCUDDER VARIABLE LIFE INVESTMENT FUND
------------------------------------------------------------------------------------------------------------------------
  International
------------------------------------------------------------------------------------------------------------------------
  Growth and Income
------------------------------------------------------------------------------------------------------------------------
  Bond
------------------------------------------------------------------------------------------------------------------------
  Money Market(1)
------------------------------------------------------------------------------------------------------------------------
TEMPLETON VARIABLE PRODUCTS SERIES FUND
------------------------------------------------------------------------------------------------------------------------
  Templeton Developing Markets Fund
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                  WITH BOTH GUARANTEED MINIMUM DEATH BENEFIT AND GUARANTEED RETIREMENT INCOME BENEFIT
                                    (TOTAL VARIABLE ACCOUNT ANNUAL EXPENSES: 1.65%)
------------------------------------------------------------------------------------------------------------------------
                                        Inception
PORTFOLIO                               Date(2)         1 Year (%)   5 Year (%)    10 Year (%)   Since Inception (%)
------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES
------------------------------------------------------------------------------------------------------------------------
  Capital Appreciation
------------------------------------------------------------------------------------------------------------------------
KEMPER VARIABLE SERIES
------------------------------------------------------------------------------------------------------------------------
  Kemper High Yield
------------------------------------------------------------------------------------------------------------------------
  Kemper Government Securities
------------------------------------------------------------------------------------------------------------------------
  Kemper-Dreman High Return Equity
------------------------------------------------------------------------------------------------------------------------
  Kemper Small Cap Growth
------------------------------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST
------------------------------------------------------------------------------------------------------------------------
  PIMCO Low Duration Bond
------------------------------------------------------------------------------------------------------------------------
  PIMCO Foreign Bond
------------------------------------------------------------------------------------------------------------------------
SCUDDER VARIABLE LIFE INVESTMENT FUND
------------------------------------------------------------------------------------------------------------------------
  International
------------------------------------------------------------------------------------------------------------------------
  Growth and Income
------------------------------------------------------------------------------------------------------------------------
  Bond
------------------------------------------------------------------------------------------------------------------------
  Money Market(1)
------------------------------------------------------------------------------------------------------------------------
TEMPLETON VARIABLE PRODUCTS SERIES FUND
------------------------------------------------------------------------------------------------------------------------
  Templeton Developing Markets Fund
------------------------------------------------------------------------------------------------------------------------



(1) An investment in the Money Market Portfolio is neither insured nor guaranteed by the U.S. Government and there can be no assurance that the Money Market Portfolio will maintain a stable $1.00 share price. Yield more closely reflects current earnings of the Money Market Portfolio than its total return.


(2) The variable account has not yet commenced operations. Once available, standardized performance data for the periods after the inception of Contract sales will reflect the actual performance of the Contracts.


(3) Total return includes changes in share price, reinvestment of dividends, and capital gains. The performance figures: (1) represent past performance and neither guarantee nor predict future investment results; (2) assume an initial hypothetical investment of $1,000 as required by the SEC for the standardized returns; and (3) reflects the deduction of either 1.15% (for the Standard Death), 1.40% for the election of either the Guaranteed Minimum Death Benefit or the Guaranteed Retirement Income Benefit, or 1.65% (for the election of both the Guaranteed Minimum Death Benefit and the Guaranteed Retirement Income Benefit) in annual variable account charges and a $30 records maintenance charge. The applicable Surrender Charge is not deducted. The impact of the records maintenance charge on investment returns will vary depending on the size of the Contract and is reflected as an annual charge of 0.15% of subaccount assets based on an assumed average investment of $20,000 in the Contract. The investment return and value of a Contract will fluctuate so that a Contract, when surrendered, may be worth more or less than the amount of the purchase payments.


(4) Total returns reflect that certain investment advisers waived all or part of the advisory fee or reimbursed the portfolio for a portion of its expenses. Otherwise, total returns would have been lower.

                             NET INVESTMENT FACTOR

          The net investment factor is an index that measures the investment performance of a subaccount from one valuation day to the next. Each subaccount has its own net investment factor, which may be greater or less than one. The net investment factor for each subaccount equals the fraction obtained by dividing (X) by (Y) minus (Z) where:

         (X)      is the net result of:


                  1. the net asset value per portfolio share held in the subaccount at the end of the current valuation day; plus
                  2. the per share amount of any dividend or capital gain distribution on portfolio shares held in the subaccount during the current valuation day; less

                  3. the per share amount of any capital loss, realized or unrealized, on portfolio shares held in the subaccount during the current valuation day.


         (Y) equals the net asset value per portfolio share held in the subaccount as of the end of the immediately preceding valuation day.

         (Z) equals charges and fees deducted from the subaccount. These consist of:

                  1. the amount charged for mortality and expense risk on that valuation day;
                  2. the amount charged for administrative costs on that valuation day; and
                  3. the amount charged for any other charges, fees and expenses for riders, endorsements, or supplemental benefits attached to your Contract, including the Guaranteed Minimum Death Benefit Rider and the Guaranteed Retirement Income Benefit Rider.


               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

         In the event of any such substitution or change, we may (by appropriate endorsement, if necessary) change the Contract to reflect the substitution or change. If we consider it to be in the best interest of Owners and Annuitants, and subject to any approvals that may be required under applicable law, the variable account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, it may be combined with other of our variable accounts, or the assets may be transferred to another variable account. In addition, we may, when permitted by law, restrict or eliminate any voting rights you have under the Contracts.

RESOLVING MATERIAL CONFLICTS


         The funds currently sell shares to registered separate accounts of insurance companies other than us to support other variable annuity contracts and variable life insurance contracts. In addition, our other separate accounts and separate accounts of other affiliated life insurance companies may purchase some of the funds to support other variable annuity or variable life insurance contracts. Moreover, qualified retirement plans may purchase shares of some of the funds. As a result, there is a possibility that an irreconcilable material conflict may arise between your interests as a Contract owner and the interests of persons owning other contracts investing in the same funds. There is also the possibility that a material conflict may arise between the interests of Owners generally, or certain classes of Owners, and participating qualified retirement plans or participants in such retirement plans.


         We currently do not foresee any disadvantages to you that would arise from the sale of fund shares to support variable life insurance contracts or variable annuity contracts of other companies or to qualified retirement plans. However, the management of each fund will monitor events related to its fund in order to identify any material irreconcilable conflicts that might possibly arise as a result of such fund offering its shares to support both variable life insurance contracts and variable annuity contracts, or support the variable life insurance contracts and/or variable annuity contracts issued by various affiliated and unaffiliated insurance companies.

         In addition, the management of the funds will monitor the funds in order to identify any material irreconcilable conflicts that might possibly arise as a result of the sale of its shares to qualified retirement plans, if applicable. In the event of such a conflict, the management of the appropriate fund would determine what action, if any, should be taken in response to the conflict. In addition, if we believe that the response of the funds to any such conflict does not sufficiently protect you, then we will take our own appropriate action, including withdrawing the variable account's investment in such funds, as appropriate.

                                 VOTING RIGHTS


         We determine the number of votes you may cast by dividing your Contract Value in a subaccount by the net asset value per share of the portfolio in which that subaccount invests. We determine the number of votes available to you as of the same date that the fund establishes for determining shareholders eligible to vote at the relevant meeting of the portfolio's shareholders. We will solicit voting instructions by sending you written materials before the fund's meeting in accordance with the fund's procedures.



                     SAFEKEEPING OF VARIABLE ACCOUNT ASSETS


         We hold the title to the assets of the variable account. The assets are kept physically segregated and held separate and apart from our general account assets and from the assets in any other separate account. We maintain records of all purchases and redemptions of portfolio shares held by each of the subaccounts. Additional protection for the assets of the variable account is provided by a blanket fidelity bond issued by Federal Insurance Company to Farmers Group, Inc., providing aggregate coverage of $30,000,000 (subject to a $500,000 deductible) for all officers and employees of Farmers Group, Inc.

                         DISTRIBUTION OF THE CONTRACTS


         Investors Brokerage Services, Inc. ("IBS"), 1 Kemper Drive, Long Grove, IL 60049-0001, acts as principal underwriter for the Contracts. IBS is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.



         We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts, but we reserve the right to discontinue the offering. Agents who sell the Contracts are licensed by applicable state insurance authorities to sell the Contracts and are registered representatives of IBS or broker-dealers having selling agreements with IBS or broker-dealers having selling agreements with such broker-dealers.



         We may pay sales commissions to broker-dealers up to an amount equal to 7% of the Premiums paid under a Contract. We expect the broker-dealers to compensate sales representatives in varying amounts from these commissions. We may pay other distribution expenses such as production incentive bonuses, an agent's insurance and pension benefits, and agency expense allowances. These distribution expenses do not result in any additional charges against the Contracts other than those described in the prospectus under "Fees and Charges."

                                 LEGAL MATTERS

         M. Douglas Close, Vice President and General Counsel, Farmers New World Life Insurance Company, has passed upon all matters relating to Washington law pertaining to the Contracts, including the validity of the Contracts and the Company's authority to issue the Contracts. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

                                    EXPERTS


         Deloitte & Touche LLP, 1700 Fifth Avenue, Suite 4500, Seattle, Washington 98104-5044, independent auditors, have audited the balance sheets of Farmers New World Life Insurance Company as of December 31, 1998 and 1997 and the related statements of income, comprehensive income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1998, appearing in this Statement of Additional Information and Registration Statement. These are set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. There are no financial statements available for the Variable Account, because the Variable Account has not commenced operations as of the date of this prospectus.


                               OTHER INFORMATION

         We have filed a registration statement with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. The Statement of Additional Information does not include all of the information set forth in the registration statement, amendments and exhibits. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, you should refer to the instruments filed with the SEC.

                              FINANCIAL STATEMENTS

FARMERS NEW WORLD LIFE
INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)
-------------------------------------------------------------------------------
FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 1998, 1997, 1996 AND
INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

Board of Directors Farmers New World Life Insurance Company Mercer Island, Washington

We have audited the accompanying balance sheets of Farmers New World Life Insurance Company (a wholly owned subsidiary of Farmers Group, Inc.) (the Company) as of December 31, 1998 and 1997, and the related statements of income, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Farmers New World Life Insurance Company at December 31, 1998 and 1997, and the results of its operations, and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

February 3, 1999

Seattle, Washington

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

BALANCE SHEETS (in thousands)
DECEMBER 31, 1998 AND 1997
================================================================================

ASSETS                                                                        1998            1997
------                                                                        ----            ----
INVESTMENTS (Notes 2 and 3):
      Fixed maturities available-for-sale:
            Bonds, at fair value (cost:  $3,510,846 and $3,298,645)         $3,674,223     $3,444,333
            Redeemable preferred stocks, at fair value
                  (cost:  $82,090 and $109,781)                                 86,662        110,815
      Equity securities available-for-sale:
            Non-redeemable preferred stocks, at fair value
                  (cost:  $1,153 and $1,153)                                     1,270          1,227
            Common stocks, at fair value (cost:  $41 and $-0-)                       3            120
      Mortgage loans on real estate, net of allowance for losses                52,879         89,903
      Investment real estate, net of accumulated depreciation
            and allowance for losses (Note 1)                                   59,047         67,214
      Surplus note of the Exchanges (Note 4)                                   119,000              0
      Policy loans                                                             185,211        165,894
      Joint ventures                                                             8,456         11,566
      S&P 500 call options, at fair value (cost: $11,305 and $3,450)            14,817          3,299
                                                                            ----------     ----------

                        Total investments                                    4,201,568      3,894,371

CASH AND CASH EQUIVALENTS                                                       63,784          9,980

ACCRUED INVESTMENT INCOME                                                       53,263         51,971

OTHER RECEIVABLES                                                               17,558         18,937

INCOME TAXES RECOVERABLE                                                             0         23,366

DEFERRED POLICY ACQUISITION COSTS (Note 1)                                     467,248        439,579

VALUE OF BUSINESS ACQUIRED (Notes 1 & 5)                                       334,442        359,146

PROPERTY AND EQUIPMENT, net of accumulated depreciation
     of $7,411 and $6,824                                                       14,379         14,401

OTHER ASSETS:
      Securities lending collateral (Note 6)                                   461,801        544,580
      Other assets                                                               2,298          2,380
                                                                            ----------     ----------
                                                                               464,099        546,960

                                                                            ----------     ----------

TOTAL                                                                       $5,616,341     $5,358,711
                                                                            ==========     ==========

================================================================================

LIABILITIES AND STOCKHOLDER'S EQUITY                                           1998                  1997
------------------------------------                                           ----                  ----
POLICY LIABILITIES AND ACCRUALS:
      Future policy benefits                                                  $3,184,248                  $3,010,162
      Policy claims (Note 7)                                                      26,177                      22,156
                                                                              ----------                  ----------

                                                                               3,210,425                   3,032,318

OTHER POLICYHOLDER FUNDS & DIVIDENDS                                              57,358                      60,072

ACCRUED EXPENSES AND OTHER LIABILITIES:
      Securities lending liability (Note 6)                                      461,801                     544,580
      Death benefit liability                                                     37,024                      29,087
      Other liabilities                                                           63,736                      60,047
                                                                              ----------                  ----------
                                                                                 562,561                     633,714

INCOME TAXES (Note 8):
      Current                                                                      4,180                           0
      Deferred                                                                   161,184                     153,006
                                                                              ----------                  ----------

                                                                                 165,364                     153,006

                                                                              ----------                  ----------

                        Total liabilities                                      3,995,708                   3,879,110

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDER'S EQUITY:
      Common stock, $1 par value - Authorized, 25,000,000 shares;
            issued and outstanding, 6,600,000 shares                               6,600                       6,600
      Additional paid-in capital                                                 994,246                     994,246
      Accumulated other comprehensive income, net of deferred
            taxes of $41,518 and $35,902                                          77,105                      66,675
      Retained earnings (Note 10)                                                542,682                     412,080
                                                                              ----------                  ----------

                        Total stockholder's equity                             1,620,633                   1,479,601
                                                                              ----------                  ----------

TOTAL                                                                         $5,616,341                  $5,358,711
                                                                              ==========                  ==========

--------------------------------------------------------------------------------

See notes to financials statements.                                            2

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

STATEMENTS OF INCOME (in thousands)
YEARS ENDED DECEMBER 31, 1998, 1997 and 1996
================================================================================

                                                                                 1998         1997           1996
                                                                                 ----         ----           ----
REVENUES:
      Net premiums earned (Note 11)                                            $173,229      $151,134       $136,142
      Universal life and annuity policy charges                                 206,393       200,857        188,355
      Net investment income (Note 2)                                            293,770       275,760        257,852
      Net realized investment gains (losses) (Note 2)                          (13,473)        10,063         30,182
      Other income                                                                  707           784            764
                                                                               --------      --------       --------

                        Total revenues                                          660,626       638,598        613,295

BENEFITS AND EXPENSES:
      Death and other benefits (Note 7)                                         133,984       112,370        110,853
      Future policy benefits                                                     23,711        15,713         11,383
      Interest credited to policyholders                                        150,618       146,376        138,033
      Underwriting, acquisition and insurance expenses:
            Amortization of deferred policy acquisition costs                    68,997        70,855         62,178
            Amortization of value of business acquired                           23,897        21,305         20,411
            Commissions                                                          18,972        17,344         18,317
            General insurance expenses and taxes                                 38,659        42,986         38,699
                                                                               --------      --------       --------

                        Total benefits and expenses                             458,838       426,949        399,874
                                                                               --------      --------       --------

                        Income before provision for income taxes                201,788       211,649        213,421
                                                                               --------      --------       --------
PROVISION (BENEFIT) FOR INCOME TAXES (Note 8):
      Current                                                                    70,690        80,889         82,556
      Deferred                                                                      496       (7,027)       (11,417)
                                                                               --------      --------       --------


                        Total provision for income taxes                         71,186        73,862         71,139
                                                                               --------      --------       --------

NET INCOME                                                                     $130,602      $137,787       $142,282
                                                                               ========      ========       ========

See notes to financials statements.                                            3

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

STATEMENTS OF COMPREHENSIVE INCOME (in thousands)
YEARS ENDED DECEMBER 31, 1998, 1997 and 1996
================================================================================


                                                                                             1998        1997          1996
                                                                                             ----        ----          ----
NET INCOME                                                                                  $130,602     $137,787     $142,282
                                                                                            --------     --------     --------
OTHER COMPREHENSIVE INCOME, NET OF TAX:
     Unrealized holding gains (losses) on securities:
           Unrealized holding gains (losses) on securities,
                net of tax of $(7,921)                                                        14,711
           Less:  reclassification adjustment for gains
                included in net income, net of tax of $(357)                                   (662)
                                                                                            --------     --------     --------
                      Net unrealized holding gains on securities, net of tax of
                            $7,565, $28,968, and $13,218                                      14,049       53,797       24,547

     Change in effect of unrealized gains (losses) on other
           insurance accounts, net of tax of $(1,949), $(7,387), and $3,664                  (3,619)     (13,718)        6,805
                                                                                            --------     --------     --------

COMPREHENSIVE INCOME                                                                        $141,032     $177,866     $173,634
                                                                                            ========     ========     ========

See notes to financials statements.                                            4

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

STATEMENTS OF STOCKHOLDER'S EQUITY (in thousands)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
================================================================================

                                                                  Accumulated
                                                      Additional    other                     Total stock-
                                            Common    paid-in    comprehensive   Retained      holder's
                                             stock    capital      income        earnings      equity
                                            ------   ----------  ------------   ----------    ----------
BALANCE, December 31, 1995                  $6,600     $994,246   $(4,756)        $ 506,927    $1,503,017

Dividend in-kind to stockholder                                                  $(374,916)     (374,916)

     Net income                                                                     142,282       142,282

Change in other comprehensive
   income, net of tax of $16,882                                    31,352                         31,352
                                            ------     --------    -------        ---------    ----------

BALANCE, December 31, 1996                   6,600      994,246     26,596          274,293     1,301,735

     Net income                                                                     137,787       137,787

Change in other comprehensive
   income, net of tax of $21,581                                    40,079                         40,079
                                            ------     --------    -------        ---------    ----------

BALANCE, December 31, 1997                   6,600      994,246     66,675          412,080     1,479,601

     Net income                                                                     130,602       130,602

Unrealized gains on available for
    sale investments arising during
    the period, net of tax of $7,921                                14,711                         14,711

Reclassification adjustment for
   gains included in net income,
    net of tax of $(357)                                             (662)                          (662)

Change in effect of unrealized
   losses on other insurance
   accounts, net of tax of $(1,949)                                (3,619)                        (3,619)
                                            ------     --------    -------        ---------    ----------

BALANCE, December 31, 1998                  $6,600     $994,246    $77,105        $ 542,682    $1,620,633
                                            ======     ========    =======        =========    ==========

See notes to financials statements.                                            5

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

STATEMENTS OF CASH FLOWS (in thousands)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                                         1998              1997        1996
                                                                                         ----              ----        ----
OPERATING ACTIVITIES:
      Net income                                                                     $   130,602     $   137,787    $ 142,282
      Adjustments to reconcile net income to net cash provided by operating activities:
            Universal life type contracts:
                  Deposits received                                                      299,007         295,747      288,745
                  Withdrawals                                                          (241,765)       (232,728)    (210,182)
                  Interest credited                                                       67,585          62,247       56,216
            Realized investment losses (gains)                                            13,473        (10,063)     (30,182)
            Amortization of deferred policy acquisition costs and VOBA                    92,894          92,160       82,589
            Deferred income tax expense (benefit)                                            496         (7,027)     (11,417)
            Depreciation                                                                   2,544           2,462        1,970
            Cash provided (used) by changes in operating assets and liabilities:
                  Federal income taxes payable                                             4,180        (22,822)       21,016
                  Deferred policy acquisition costs                                     (93,047)        (70,913)    (112,362)
                  Life insurance policy liabilities                                       27,802          14,588       13,521
                  Other policyholder funds                                               (2,714)         (2,894)      (3,097)
                  Other                                                                   31,758        (37,212)        (262)
                                                                                       ---------       ---------    ---------

      Net cash provided by operating activities                                          332,815         221,332      238,837

INVESTING ACTIVITIES:
      Purchase of bonds and stocks available-for-sale                                  (660,918)       (735,325)    (948,418)
      Proceeds from sales or maturities of bonds and stocks available-for-sale           458,364         450,760      549,600
      Purchase of mortgage loans                                                               0        (32,623)            0
      Mortgage loan collections                                                           36,839          30,448       18,287
      Purchase of investment real estate                                                   (908)        (23,568)        (168)
      Proceeds from sale of investments in real estate                                     8,557           2,327        5,349
      Increase in policy loans                                                          (19,317)        (17,836)     (18,592)
      Purchase of property and equipment                                                   (572)         (1,685)         (72)
      Purchase of surplus note of the Exchanges                                        (119,000)               0            0
      Other                                                                              (7,535)        (10,782)          139
                                                                                       ---------       ---------    ---------

      Net cash used by investing activities                                            (304,490)       (338,284)    (393,875)

FINANCING ACTIVITIES:
      Annuity contracts:
            Deposits received                                                            144,793         131,651      141,046
            Withdrawals                                                                (202,244)       (161,150)    (121,836)
            Interest credited                                                             82,930          80,280       78,177
                                                                                       ---------       ---------    ---------
      Net cash provided by financing activities                                           25,479          50,781       97,387
                                                                                       ---------       ---------    ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS,
      carried forward                                                                     53,804        (66,171)     (57,651)

See notes to financials statements.                                            6

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

STATEMENTS OF CASH FLOWS (in thousands) (continued)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
================================================================================

                                                                                  1998          1997           1996
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS,                                 ----          ----           ----
       brought forward                                                           $53,804      $(66,171)     $(57,651)

CASH AND CASH EQUIVALENTS:
      Beginning of year                                                            9,980        76,151        133,802
                                                                                 -------      --------      ---------
      End of year                                                                $63,784      $  9,980      $  76,151
                                                                                 =======      ========      =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
      Cash paid during year for:
            Income taxes                                                         $41,250      $122,787      $  83,538
            Interest paid                                                            945             0          1,777

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING
            AND FINANCING ACTIVITIES:
      Dividend in-kind to stockholder                                                  0             0        374,916

See notes to financial statements.                                             7

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997, and 1996
================================================================================

NOTE 1:       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     THE COMPANY: The accompanying financial statements include the accounts of Farmers New World Life Insurance Company ("the Company"), a wholly owned subsidiary of Farmers Group, Inc. ("FGI") whose ultimate parent is Zurich Financial Services Group. FGI, a management services insurance holding company, is attorney in fact for three inter-insurance exchanges and their subsidiaries ("the Exchanges") and owns a reinsurance company Farmers Re.

     In December 1988, BATUS Inc. ("BATUS"), a subsidiary of B.A.T Industries p.l.c. ("B.A.T"), acquired 100% ownership of FGI and its subsidiaries for $5,212,619,000 in cash, including related expenses, through its wholly owned subsidiary BATUS Financial Services. Immediately thereafter, BATUS Financial Services was merged into FGI. The acquisition was accounted for as a purchase and, accordingly, the acquired assets and liabilities were recorded in the Company's balance sheet based on their estimated fair values at December 31, 1988.

     At the time of purchase, a portion of the purchase price, $530,076,000, was assigned to the Company's "Value of Business Acquired" ("VOBA"), which represented an actuarial determination of the expected profits from the business in force at the date of B.A.T's acquisition of FGI. The amount so assigned is being amortized over its actuarially determined useful life with the unamortized amount included in "Value of Business Acquired" in the accompanying balance sheets.

     On December 22, 1997, a definitive agreement was reached to merge B.A.T's Financial Services Businesses, which included FGI and its subsidiaries, with Zurich Insurance Company ("Zurich"). In June 1998, the merger was approved by the shareholders of B.A.T and Zurich. In September 1998, this merger was completed and the businesses of Zurich and B.A.T's Financial Services Businesses were transferred to Zurich Financial Services ("ZFS"), a new Swiss company with headquarters in Zurich. This merger was accounted for by ZFS as a pooling of interests and, therefore, no purchase accounting adjustments were made to FGI's assets and liabilities.

     NATURE OF OPERATIONS: The Company concentrates its activities in the individual life insurance and annuity markets. Principal lines of business include traditional and universal whole life products as well as term life insurance. Additionally, the Company issues flexible and single premium deferred annuities, single premium immediate annuities and equity indexed annuities.

     The Company and the Exchanges operate using common trade names and logos, including Farmers Insurance Group of Companies(R), Farmers Insurance Group(R) and Farmers(R). In addition, the Company and the Exchanges distribute their respective insurance products through a common network of direct writing agents and district managers. As of December 31, 1998, this network consisted of 14,743 direct writing agents and 499 district managers, each of whom is an independent contractor. The size, efficiency and scope of this agency force have made it a major factor in the Exchanges' and the Company's growth. Each agent is required to first submit business to the insurers in the Farmers Insurance Group of Companies within the classes and lines of business written by such insurers. To the extent that such insurers decline such business or do not underwrite it, the agents may offer business to other insurers.

     The Company is currently licensed in 37 states, primarily in the western, midwestern, and southwestern regions of the United States.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     REVENUE RECOGNITION: Premiums for traditional life and accident and health insurance products are recognized as revenues when due from policyholders. Policy withdrawal, maintenance, and other charges are recognized as income when earned.

     Revenues associated with universal life products consist of policy charges for the cost of insurance, policy administration fees, surrender charges, and investment income on assets allocated to support policyholder account balances on deposit. Revenues for deferred annuity products consist of surrender charges, investment income on assets allocated to support policyholder account balances on deposit and administrative charges for equity-indexed annuities. Consideration received for interest-sensitive insurance and annuity products is recorded as a liability when received.

     INVESTMENTS: The Company has classified all investments in fixed maturities and equity securities as available-for-sale and reports them on the balance sheet at fair value with unrealized gains and losses, net of tax, excluded from earnings and reported as a component of stockholder's equity in accordance with the application of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". As of December 31, 1998 and 1997, there were no securities designated as held-to-maturity or trading.

     Realized gains (losses) on sales, redemptions and write-downs of investments are determined based on the net book value of individual investments.

     Investment real estate consists of properties purchased for investment and properties acquired through foreclosure, and is carried at the lower of cost less accumulated depreciation of $28,366,000 in 1998 and $27,714,000 in 1997, or market. Depreciation is provided on a straight-line basis over 45 years, the estimated life of the properties.

     The Company follows the provisions of SFAS No. 118 (amending SFAS No.
     114), "Accounting by Creditors for Impairment of a Loan", which requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral, if the loan is collateral dependent. No material amounts were recognized in the periods presented.

     DEFERRED POLICY ACQUISITION COSTS: The costs of acquiring new traditional life business, principally first year commissions and other expenses for policy underwriting and issuance (which are primarily related to and vary with the production of new business), are deferred and amortized proportionately over the estimated period during which the related premiums will be recognized as income, based on the same assumptions that are used for computing the liabilities for future policy benefits.

     Policy acquisition costs for universal life and deferred annuity products are deferred and amortized in relation to the present value of expected gross profits on the policies. Deferred Policy Acquisition Costs ("DAC") include amounts associated with the unrealized gains and losses recorded as a component of stockholder's equity. Accordingly, DAC is increased or decreased for the impact of estimated future gross profits as if net unrealized gains or losses on securities had been realized at the balance sheet date. Net unrealized gains or losses on securities within stockholder's equity also reflect this impact.

     VALUE OF BUSINESS ACQUIRED: The present value of the business acquired in the 1998 merger with B.A.T is being amortized as the life insurance business in-force at the time of the merger declines.

     PROPERTY AND EQUIPMENT: Depreciation of property and equipment has been provided using the straight-line method with estimated useful lives of ten to 45 years for buildings and improvements and five years for furniture and equipment.

     LONG-LIVED ASSETS: In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", long-lived assets and certain identifiable intangibles to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No such impairments have occurred.

     POLICY LIABILITIES AND ACCRUALS: Liabilities for future policy benefits for traditional life policies are computed principally on a net level premium method reflecting estimated future investment yields, mortality, morbidity, and withdrawals. Interest rate assumptions range from 2.25% to 9.00% depending upon the year of issue. Mortality is calculated principally on select and ultimate tables in common usage in the industry, modified for Company experience, and withdrawals are estimated based primarily on experience.

     Liabilities for future policy benefits on universal life and deferred annuity products are determined under the retrospective deposit method and consist principally of policy values before any surrender charges.

     Unpaid policy claims include claims in course of settlement and a provision for claims incurred but not reported, based on past experience.

     LIFE SALES MANAGEMENT SERVICES: Fees charged to the Company by FGI for sales and marketing services were $21,187,000 in 1998, $20,862,000 in 1997, and $20,885,000 in 1996, and are accounted for as deferred policy acquisition costs except for advertising expenses, which are expensed as incurred, of $1,336,000, $1,590,000, and $1,512,000, in 1998, 1997, and
     1996, respectively.

     STATEMENT OF CASH FLOWS: For purposes of reporting cash flows, the Company considers short-term investments purchased with an initial maturity of three months or less to be cash equivalents.

     ACCOUNTING PRONOUNCEMENTS: In March 1998, The American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This SOP, effective for financial statements issued for periods beginning after December 15, 1998, applies to all nongovernmental entities and establishes the rules for capitalizing or expensing internally developed software.

     In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". This Statement, effective for fiscal periods beginning after December 15, 1997 established standards for reporting and displaying comprehensive income and its components. This Statement mandated that all items that are required to be recognized under accounting standards, as components of comprehensive income be reported in a financial statement with the same prominence as other financial statements. As a result of adopting this Statement, the components of comprehensive income are now stated in the statements of comprehensive income.

     In 1998, the FASB released SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement, effective for financial statements of public and nonpublic entities issued for fiscal year beginning after June 15, 1999 and deferred until June 15, 2000 by SFAS No. 137, "Deferral of Effective Date of FASB Statement No. 133", establishes accounting and reporting standards for derivative instruments (including certain derivative instruments embedded in other contracts) and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at market value. The Company does not expect the adoption of this Statement to have a material impact on its financial statements.

NOTE 2:       INVESTMENTS

     INVESTMENT INCOME: The sources of investment income for the years ended December 31 are (in thousands):

                                             1998          1997       1996
                                             ----          ----       ----
Bonds                                       $257,422     $236,405   $212,944
Common and preferred stocks                    8,123       11,747     20,874
Other                                         41,883       40,370     33,990
                                            --------     --------   --------

Gross investment income                      307,428      288,522    267,808

Less investment expenses                      13,658       12,762      9,956
                                            --------     --------   --------

Net investment income                       $293,770     $275,760   $257,852
                                            ========     ========   ========

The Company's investment expenses included approximately $1,143,000, $2,063,000 and $1,931,000 in 1998, 1997, and 1996, respectively, that were paid to its parent company, FGI.


In June 1998, the Company's investment management was transferred to Scudder Kemper Investments, Inc. ("SKI"), an indirect subsidiary of Zurich Financial Services. In 1998, approximately $704,000 of the Company's investment expenses were paid to SKI.

     REALIZED GAINS (LOSSES): Realized investment gains (losses) for the years ended December 31 are (in thousands):

                                                1998       1997    1996
                                                ----       ----    ----
Bonds                                      $(15,126)    $ 8,613     $ (660)
Redeemable preferred stocks                       25      1,304       1,674
Non-redeemable preferred stocks                    0         71     (3,063)
Common stocks                                    117         61      32,373
Investment real estate                         1,393          3       1,008
Other                                            118         11     (1,150)
                                           ---------    -------     -------

                                           $(13,473)    $10,063     $30,182
                                           =========    =======     =======

Properties acquired through foreclosure were $25,677,000 and $28,050,000 at December 31, 1998 and 1997. During 1998, the Company recorded $768,000 in realized gains and $587,000 in realized losses on the sale of real estate acquired through foreclosure. During 1997, the Company recorded no gain or loss on the sale of real estate acquired through foreclosure. In 1996, the Company recorded a loss of $179,000 and a gain of $1,000,000 on the sale of real estate acquired through foreclosure. The Company maintained an allowance for losses of $3,263,000 and $4,295,000 at December 31, 1998 and 1997, respectively.

UNREALIZED GAINS (LOSSES) ON EQUITY SECURITIES: Gross unrealized gains (losses), pertaining to non-redeemable preferred stocks and common stocks stated at fair value as of December 31 are (in thousands):

                                                       Gains    Losses         Net
1998:
      Non-redeemable preferred stocks                   $165     $(48)       $117
      Common stocks                                        0      (38)        (38)
                                                        ----      ----       ----

                                                        $165     $(86)         79
                                                        ====      ====
      Less deferred federal income taxes                                      (28)
                                                                             ----

                                                                             $ 51
                                                                             ====
1997:
      Non-redeemable preferred stocks                   $111     $(37)       $ 74
      Common stocks                                      120        0         120
                                                        ----     ----        ----

                                                        $231     $(37)        194
                                                        ====     ====
      Less deferred federal income taxes                                      (68)
                                                                             ----

                                                                             $126
                                                                             ====

UNREALIZED GAINS (LOSSES) ON FIXED MATURITIES: Amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of fixed maturities as of December 31 are as follows (in thousands):


                                                                            Gross              Gross                 Estimated
                                                      Amortized           unrealized         unrealized                 fair
                                                         cost               gains              losses                  value
                                                         ----               -----              ------                  -----
1998:
    Fixed maturities available-for-sale:
          U.S. Treasury securities and
                obligations of U.S.
                Government corporations
                and agencies                            $  408,742          $ 42,515              $   (124)           $  451,133
          Obligations of states and
                political subdivisions                     334,242            25,784                    (5)              360,021
          Debt securities issued by foreign
                governments                                 88,672             2,410               (15,032)               76,050
    Corporate securities                                   914,465            58,161                (5,938)              966,688
    Mortgage-backed securities                           1,764,725            65,546                (9,940)            1,820,331
                                                        ----------          --------              ---------           ----------
                                                         3,510,846           194,416               (31,039)            3,674,223
    Redeemable preferred stock                              82,090             4,747                  (175)               86,662
                                                        ----------          --------              ---------           ----------
                                                        $3,592,936          $199,163              $(31,214)           $3,760,885
                                                        ==========          ========              =========           ==========
1997:
   Fixed maturities available-for-sale:
         U.S. Treasury securities and
               obligations of U.S.
               Government corporations
               and agencies                             $  393,538          $ 24,174              $   (104)           $  417,608
         Obligations of states and
               political subdivisions                      270,502            13,346                   (58)              283,790
         Debt securities issued by foreign
               governments                                 136,127            15,686                (5,113)              146,700
   Corporate securities                                    842,838            48,429                (1,578)              889,689
   Mortgage-backed securities                            1,655,640            56,282                (5,376)            1,706,546
                                                        ----------          --------              ---------           ----------
                                                         3,298,645           157,917               (12,229)            3,444,333
   Redeemable preferred stock                              109,781             3,589                (2,555)              110,815
                                                        ----------          --------              ---------           ----------
                                                        $3,408,426          $161,506              $(14,784)           $3,555,148
                                                        ==========          ========              =========           ==========

     MATURITIES OF FIXED MATURITIES: The amortized cost and estimated fair value of fixed maturities classified as available-for-sale by contractual maturity at December 31 are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                    Estimated
                                                                     Amortized         fair
                                                                        cost          value
                                                                        ----          -----
1998:
   Fixed maturities available-for-sale:
         Due in one year or less                                     $   23,445     $   23,813
         Due after one year through five years                          502,229        516,838
         Due after five years through ten years                         540,794        569,572
         Due after ten years                                            679,653        743,669
                                                                     ----------     ----------
                                                                      1,746,121      1,853,892
   Mortgage-backed securities                                         1,764,725      1,820,331
   Preferred stock with characteristics of debt securities               82,090         86,662
                                                                     ----------     ----------
                                                                     $3,592,936     $3,760,885
                                                                     ==========     ==========


     In determining estimated fair value, management obtains quotations from independent sources who make markets in similar securities, generally broker/dealers. Unless representative trades of securities actually occurred at December 31, 1998, these quotes are generally estimates of market value based on an evaluation of appropriate factors such as trading in similar securities, yields, credit quality, coupon rate, maturity, type of issue, and other market data.

     SALE AND IMPAIRMENT OF DEBT SECURITIES: The gross gains (losses) and proceeds from sales and writedowns of debt securities are as follows (in thousands):

               Gross      Gross                 Write-
               gains      losses     Proceeds   downs
               -----      ------     --------   ------
1998          $11,742    $  (468)   $ 458,247  $(26,356)
1997           12,111     (2,194)     446,202         0
1996           10,891     (7,377)     376,989    (2,500)

NOTE 3:       FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments disclosed have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented may not be indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts. The carrying value and estimated fair value of assets and liabilities as of December 31 are as follows (in thousands):

                                                                                              Estimated
                                                                      Carrying                  fair
1998:                                                                  value                    value
                                                                       -----                    -----
      Assets:
            Cash and cash equivalents                                     $   63,784               $   63,784
            Fixed maturities available-for-sale                            3,760,885                3,760,885
            Non-redeemable preferred stock available-for-sale                  1,270                    1,270
            Common stock available-for-sale                                        3                        3
            Mortgage loans                                                    52,879                   67,615
            Surplus note of the Exchanges                                    119,000                  119,000
            Policy loans                                                     185,211                  192,620
            Joint ventures                                                     8,456                    6,668
            S&P call options                                                  14,817                   14,817

      Liabilities:
            Future Policy Benefits-deferred annuities                      1,492,032                1,433,494

1997:
      Assets:
            Cash and cash equivalents                                     $    9,980               $    9,980
            Fixed maturities available-for-sale                            3,555,148                3,555,148
            Non-redeemable preferred stock available-for-sale                  1,227                    1,227
            Common stock available-for-sale                                      120                      120
            Mortgage loans                                                    89,903                  105,235
            Policy loans                                                     165,894                  172,115
            Joint ventures                                                    11,566                   10,037
            S&P call options                                                   3,299                    3,299

      Liabilities:
            Future Policy Benefits-deferred annuities                      1,473,578                1,403,455

The following methods and assumptions were used to estimate the fair value of financial instruments as of December 31, 1998 and 1997:

     CASH AND CASH EQUIVALENTS: The carrying amounts of these items are a reasonable estimate of their fair value.

     FIXED MATURITIES, REDEEMABLE AND NON-REDEEMABLE PREFERRED STOCK, AND COMMON STOCK: The estimated fair values of bonds, redeemable and non-redeemable preferred stock and common stock are based upon quoted market prices, dealer quotes, and prices obtained from independent pricing services.

     MORTGAGE LOANS: The estimated fair value of the mortgage loan portfolio is determined by discounting the estimated future cash flows, using a year-end market rate which is applicable to the yield, credit quality and average maturity of the composite portfolio.

     POLICY LOANS: The estimated fair value of policy loans is determined by discounting future cash flows using the current rates at which similar loans would be made.

     SURPLUS NOTE OF THE EXCHANGES: The carrying amount of this item is a reasonable estimate of its fair market value.

     JOINT VENTURES: The estimated fair value of the joint ventures is based on quoted market prices, current appraisals, and independent pricing services.

     S&P 500 CALL OPTIONS: S&P 500 call options are purchased as hedges against the interest liabilities generated on the equity-indexed annuity products. These call options are carried at an estimated fair value based on stock price, strike price, time to expiration, interest rates, dividends, and volatility per the methodology of the Black-Scholes Option Pricing Formula.

     FUTURE POLICY BENEFITS-DEFERRED ANNUITIES: The estimated fair values are based on the currently available cash surrender value, similar to the demand deposit liabilities of depository institutions.

NOTE 4:       SURPLUS NOTE

In September 1998, the Company purchased a $119,000,000 surplus note of the Exchanges which bears interest at 6.10% annually and is payable in full no later than October 2001. Conditions governing repayment of the amount are outlined in the surplus note. Generally, repayment may be made only when the surplus balance of the issuer reaches a specified level, and then, only after approval is granted by the issuer's governing Board and the appropriate Department of Insurance.

The Company recognized interest income of $2,279,000 on this note during 1998.

NOTE 5:       VALUE OF BUSINESS ACQUIRED

The changes in VOBA were as follows (in thousands):

                                                       1998                   1997                  1996
                                                       ----                   ----                  ----
Balance, beginning of year                            $ 359,146             $ 383,951            $408,362
Amortization  related to operations                     (53,598)              (56,371)            (57,156)
Interest accrued                                         29,701                35,066              36,745
Amortization related to net unrealized losses              (807)               (3,500)             (4,000)
                                                      ---------             ----------           --------
Balance, end of year                                  $ 334,442             $ 359,146            $383,951
                                                      =========             =========            ========

Based on current conditions and assumptions as to future events, the Company expects to amortize the December 31, 1998 balance as follows: approximately 3.5% in 1999, 3.7% in 2000, 3.9% in 2001, 4.2% in 2002 and 4.3% in 2003. The
discount rate used to determine the amortization rate of the VOBA ranged from 12.5% to 7.5%.

NOTE 6:       SECURITY LENDING ARRANGEMENT

The Company has entered into a security lending agreement with a financial institution. The agreement authorizes the institution to lend securities held in the Company's portfolio to a list of authorized borrowers. Concurrent with delivery of the securities, the borrower provides the Company with cash collateral equal to at least 102% of the market value of domestic securities and 105% of the market value of international securities subject to the loan.

The securities are marked-to-market on a daily basis and the collateral is adjusted on the next business day. The collateral is invested in highly liquid, fixed income assets with a maturity of less than one year. Income earned from the security lending arrangement is shared 40% and 60% between the institution and the Company, respectively. Income earned by the Company was $899,000, $816,000 and $383,000 in 1998, 1997, and 1996, respectively. As of December 31,
1998 and 1997, the Company recorded $461,801,000 and $544,580,000, respectively, of collateral in other assets and in accrued expenses and other liabilities.

NOTE 7:       LIABILITY FOR POLICY CLAIMS

Activity in the liability for policy claims is summarized as follows (in thousands):

                                                                1998          1997
                                                                ----          ----
Balance, January 1                                            $  22,156    $   24,487
      Less reinsurance recoverables                                 270           141
                                                              ---------    ----------

Net balance, January 1                                           21,886        24,346
                                                              ---------    ----------
Incurred related to:
      Current year                                              121,015       106,659
      Prior years                                                12,968         5,698
                                                              ---------    ----------

Total incurred                                                  133,983       112,357

Paid related to:
      Current year                                              105,251        85,899
      Prior years                                                24,457        28,919
                                                              ---------    ----------

Total paid                                                      129,708       114,818
                                                              ---------    ----------

Net balance, December 31                                         26,161        21,885
      Plus reinsurance recoverables                                  16           271
                                                              ---------    ----------

Balance, December 31                                          $  26,177    $   22,156
                                                              =========    ==========

The liability for policy claims at December 31, 1998 and 1997, was increased by $12,968,000 and $5,698,000, respectively, due to higher than anticipated severity of previously reported claims. The liability for policy claims is primarily comprised of pending claims known to the Company at the end of the year as well as estimates for incurred claims not yet reported to the Company. Because estimates are utilized in the statement process, incurred expenses exist in the current year that relate to insured events from the prior year. The Company monitors these levels to ensure that current liabilities adequately reflect proper levels for both current and prior periods.

NOTE 8:       INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes under FASB Statement No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the differences are expected to be recovered or settled.

The components of the provision for income taxes are as follows (in thousands):


                                                        1998       1997         1996
                                                        ----       ----         ----
      Current:
            Federal                                    $69,601    $ 79,185    $  82,556
            State                                        1,089       1,704            0
                                                       -------    --------    ---------

                                                        70,690      80,889       82,556
      Deferred:
            Federal                                        496      (7,027)    (11,417)
                                                       -------     --------   ---------

      Total                                            $71,186     $ 73,862   $  71,139
                                                       =======     ========   =========

The table below reconciles the provision for income taxes computed at the U.S. statutory income tax rate of 35% to the Company's provision for income taxes (in thousands):


                                                        1998       1997         1996
                                                        ----       ----         ----
      Expected tax expense                            $ 70,626    $ 73,938   $ 74,697
      Tax-exempt investment income                     (1,705)     (2,233)    (3,356)
      State taxes                                        1,089       1,704          0
      Other, net                                         1,176         453      (202)
                                                      --------    --------   --------

      Reported income tax expense                     $ 71,186    $ 73,862   $ 71,139
                                                      ========    ========   ========

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liabilities as of December 31, 1998 and 1997, are presented in the following table (in thousands):

                                                                  1998             1997
                                                                  ----             ----

      Deferred policy acquisition costs                            $  251,626         $  243,270
      Future policy benefits                                        (135,215)          (145,733)
      Investments                                                    (10,842)            (5,323)
      Valuation of investments in securities                           41,518             43,320
      Depreciable assets                                                5,520              6,425
      Other                                                             8,577             11,047
                                                                   ----------         ----------

      Net deferred tax liabilities                                 $  161,184         $  153,006
                                                                   ==========         ==========

There was no valuation allowance recognized for deferred tax assets in 1998 or 1997.

NOTE 9:       COMMITMENTS AND CONTINGENCIES

The Company is a party to lawsuits arising from its normal business activities. These actions are in various stages of discovery and development, and some seek punitive as well as compensatory damages. In the opinion of management, the Company has not engaged in any conduct which should warrant the award of any material punitive or compensatory damages. Acting on the advice of counsel, the Company intends to defend vigorously its position in each case, and management believes that, while it is not possible to predict the outcome of such matters with absolute certainty, ultimate disposition of these proceedings should not have a material adverse effect on the Company's financial position or results of operations.

NOTE 10:      REGULATORY MATTERS

The Company, domiciled in Washington state, prepares its statutory financial statements in accordance with accounting practices prescribed by the State of Washington Department of Insurance. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations, and general administrative rules.

Statutory stockholders' equity was $888,644,000 and $787,637,000 as of December 31, 1998 and 1997, respectively. Statutory net income for the year ended December 31, 1998, 1997, and 1996, was $98,796,000, $122,863,000, and
$160,957,000, respectively.

Statutory unassigned surplus of $878,845,000 and $777,838,000 included in retained earnings at December 31, 1998 and 1997, respectively, is the amount held for the benefit of the stockholder. The entire amount in 1998 and 1997 is designated as stockholders' surplus for tax purposes and would not subject the Company to taxation if paid as a cash dividend.

The maximum amount of dividends that can be paid to stockholders by state of Washington insurance companies without prior approval of the Insurance Commissioner is subject to restrictions relating to statutory surplus. The maximum dividend payout which could be made without prior approval is $98,796,000 in 1999 and $122,863,000 in 1998.

Dividends are determined by the Board of Directors. In 1996, upon approval of the State of Washington Department of Insurance, the Company paid a $374,916,000 in-kind dividend to its parent company, FGI.

As of December 31, 1998 and 1997, the Company's statutory surplus exceeded the NAIC risk-based capital requirements.

NOTE 11:      REINSURANCE

The Company has ceded business under both yearly renewable term contracts and coinsurance contracts. The policy benefit liabilities and unpaid claim amounts attributable to such business are stated as other receivables on the balance sheets. The carrying value of reinsurance receivables included in other receivables totalled approximately $8,500,000 and $8,600,000 at December 31, 1998 and 1997, respectively. None of the reinsurance receivables were with reinsurers that resulted in any concentration of material credit risk.

Effective September 5, 1997, the Company raised the retention limit for automatic reinsurance ceded. The primary change was to increase the maximum retention on new issues from $800,000 per life to $2,000,000 per life for the Farmers Flexible Universal Life policy and from $800,000 per life to $1,500,000 per life for all Traditional policies except Farmers Yearly Renewable Term. The maximum retention on new issues remains at $800,000 per life for Farmers Yearly Renewable Term. The excess risk is reinsured with an outside reinsurer and is not material. Increases in policy benefit liabilities and claims expense are stated net of increases in future policy benefit liabilities and claims expenses applicable to reinsurance ceded. Death and other benefits expense is reduced by $4,074,000, $2,047,000 and $707,000 in 1998, 1997, and 1996,
respectively, of reinsurance recoveries. The Company is contingently liable with respect to reinsurance ceded in the event that a reinsurer is unable to meet its obligations under existing reinsurance agreements.

The effect of reinsurance on premiums and amounts earned for the years ended December 31 is as follows (in thousands):



                                                              1998        1997         1996
                                                              ----        ----         ----
   Direct premiums                                        $ 168,159    $ 145,073    $ 128,303
   Reinsurance assumed                                        8,798       10,297       11,834
   Reinsurance ceded                                         (3,728)      (4,236)      (3,995)
                                                          ---------    ---------    ---------

   Net premiums earned                                    $ 173,229    $ 151,134    $ 136,142
                                                          =========    =========    =========



Premiums assumed from unaffiliated companies approximated $8,798,000, $10,297,000, and $8,028,000 in 1998, 1997, and 1996, respectively, which represents 5.1%, 6.8%, and 5.8% of the net premiums earned in 1998, 1997, and 1996, respectively. Claims paid to unaffiliated companies on assumed reinsurance were approximately $7,998,000, $8,240,000, and $8,140,000 in 1998,
1997, and 1996, respectively.

NOTE 12:      EMPLOYEES' RETIREMENT PLANS

The Company participates in FGI's two noncontributory defined benefit pension plans (the Regular Plan and the Restoration Plan). The Regular Plan covers substantially all employees of FGI, its subsidiaries and the Exchanges who have reached age 21 and have rendered one year of service. Benefits are based on years of service and the employee's compensation during the last five years of employment. The Restoration Plan provides supplemental retirement benefits for certain key employees of FGI, its subsidiaries, and the Exchanges.

FGI's policy is to fund the amount determined under the aggregate cost method, provided it does not exceed funding limitations. There has been no change in funding policy from prior years.

Assets of the Regular Plan are held by an independent trustee. Assets held are primarily in fixed maturity and equity investments. The principal liability is for annuity benefit payments of current and future retirees. Assets of the Restoration Plan are considered corporate assets of FGI and are held in a grantor trust.

Information regarding the Regular Plan's and the Restoration Plan's funded status is not developed separately for FGI, its subsidiaries including the Company and the Exchanges. The funded status of both plans as of December 1, 1998 and 1997 (the latest date for which information is available) is as follows (in thousands):



                                                                     1998                1997
                                                                     ----                ----
Change in benefit obligation:
      Net benefit obligation at beginning of the year          $    747,069        $    695,346
      Service cost                                                   26,423              26,229
      Interest cost                                                  54,998              51,890
      Plan amendments                                                     0               7,722
      Actuarial (gains)/losses                                       54,218              (5,213)
      Benefits paid                                                 (29,534)            (28,905)
                                                               ------------        ------------
                                                               $    853,174        $    747,069
                                                               ============        ============

Change in plan assets:
      Fair value of plan assets at beginning of the year       $    817,552        $    744,340
      Actual return on plan assets                                  135,313             101,303
      Benefits paid                                                 (28,564)            (28,091)
                                                               ------------        ------------
      Fair value of plan assets at end of the year             $    924,301        $    817,552
                                                               ============        ============

      Funded status at end of the year                         $     71,127        $     70,483
      Unrecognized net actuarial gain                              (140,910)           (136,691)
      Unrecognized prior service cost                                31,255              34,555
      Unrecognized net transition asset                             (26,186)            (30,862)
                                                               ------------        ------------
      Net amount recognized at end of the year                 $    (64,714)       $    (62,515)
                                                               ============        ============



Upon B.A.T's purchase of FGI and its subsidiaries in 1998, FGI allocated part of the purchase price to its portion of the Regular Plan assets in excess of the projected benefit obligation at the date of acquisition. The asset is being amortized for the difference between FGI's net pension cost and amounts contributed to the Plan. The unamortized balance as of December 31, 1998 and 1997 was $20,622,000 and $24,304,000, respectively.

Components of net periodic pension expense for FGI and its subsidiaries are as follows (in thousands):


                                                                 1998             1997          1996
                                                                 ----             ----          ----
   Service costs                                         $      13,240      $    14,238     $   15,275
   Interest costs                                               27,810           28,362         27,409
   Return on plan assets                                       (35,817)         (35,116)       (35,671)
   Amortization of:
         Transition obligation                                   1,365            1,229          1,264
         Prior service cost                                      1,986            2,298          1,359
         Actuarial gain                                         (2,447)          (1,248)          (624)
                                                         -------------      -----------      ---------
   Net periodic pension expense                          $       6,137      $     9,763      $   9,012
                                                         =============      ===========      =========


The Company's share of pension expense was $452,000, $510,000, and $565,000 in 1998, 1997, and 1996, respectively.

FGI uses the projected unit credit cost actuarial method for attribution of expense for financial reporting purposes. The interest cost and the actuarial present value of benefit obligations were computed using a weighted average interest rate of 6.75% in 1998 and 7.25% in 1997 and 1996, while the expected return on plan assets was computed using a weighted average interest rate of 9.25% in 1998 and 9.00% in 1997 and 1996. The weighted average rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 4.50% in 1998 and 5.00% in 1997 and 1996.

FGI and its subsidiaries' postretirement benefits plan is a contributory defined benefit plan for employees who were retired or who were eligible for early retirement on January 1, 1995, and is a contributory defined dollar plan for all other employees retiring after January 1, 1995. Health benefits are provided for all employees who participated in the Company's group medical benefits plan for 15 years prior to retirement at age 55 or later. A life insurance benefit of $5,000 is provided at no cost to retirees who maintained group life insurance coverage for 15 years prior to retirement at age 55 or later.

There are no assets separated and allocated to this plan.

The funded status of the entire plan, which includes FGI, its subsidiaries and the Exchanges, at December 1, 1998 and 1997 (the latest date for which information is available) was as follows (in thousands):

                                                                  1998                  1997
                                                                  ----                  ----
Change in benefit obligation:
      Net benefit obligation at beginning of the year       $     70,758         $      75,142
      Service cost                                                 1,280                 1,395
      Interest cost                                                5,080                 5,402
      Plan participations' contributions                           1,297                 1,216
      Actuarial (gain)/loss                                        6,936                (8,205)
      Benefits paid                                               (4,984)               (4,192)
                                                            ------------         -------------
                                                            $     80,367         $      70,758
                                                            ============         =============

Fair value of plan assets at end of year                    $          0         $           0
                                                            ============         =============

Funded status at end of the year                            $    (80,367)        $     (70,758)
Unrecognized net actuarial (gain)                                 (8,193)              (15,976)
Unrecognized net transition obligation                            18,354                19,665
                                                            ------------         -------------
Accrued postretirement benefit cost                         $    (70,206)        $     (67,069)
                                                            ============         =============


FGI and its subsidiaries' share of the accrued postretirement benefit cost was approximately $53,206,000 in 1998 and $51,930,000 in 1997. The unrecognized net transition obligation of $18,354,000 in 1998 and $19,665,000 in 1997 represents the remaining transition obligation of the Exchanges.

Components of postretirement benefits expense for FGI and its subsidiaries are as follows (in thousands):

                                                                       1998              1997             1996
                                                                       ----              ----             ----
   Service costs                                             $          636    $          753    $       1,016
   Interest costs                                            $        2,527    $        2,918    $       3,018
   Amortization of actuarial (gain)/loss                               (435)              (13)               0
                                                             --------------    --------------    -------------
   Net periodic expense                                      $        2,728    $        3,658    $       4,034
                                                             ==============    ==============    =============

The Company's share of this amount was approximately $205,000, $253,000, and $264,000 in 1998, 1997, and 1996, respectively.

The weighted average interest rate used in the above benefit computations was 6.75% in 1998 and 7.25% in 1997 and 1996. Beginning in 1996, the initial medical inflation rate was 7.5% to be graded over a three-year period to 6.0% and level thereafter, and contribution levels from retirees were the same as applicable medical cost increases where defined benefits exist. The weighted average rate of increase in future compensation levels used in determining the actuarial present value of the accumulated benefit obligation was 4.50% in 1998 and 5.00% in 1997 and 1996.

A 1.0% increase or decrease in the medical inflation rate assumption would have resulted in the following (in thousands):

<CAPTION
                                                                                    1%               1%
                                                                                increase          decrease
                                                                                --------          --------
   Effect on 1998 service and interest components of net periodic cost          $    64        $       (59)
   Effect on accumulated postretirement benefit obligation
         at December 31, 1998                                                       772               (710)



NOTE 13:      EMPLOYEES' PROFIT SHARING PLANS

FGI and its subsidiaries have two profit sharing plans providing for cash payments to all eligible employees. The two plans, Cash Profit Sharing Plan (consisting of Cash and Quest for Gold in 1998 and Cash and Cash Plus in 1997 and 1996) and Deferred Profit Sharing Plan, provide for a maximum aggregate expense of 16.25% of FGI and its subsidiaries' consolidated annual pretax earnings, as adjusted. The Deferred Profit Sharing Plan, limited to 10% of pretax earnings, as adjusted, or 15% of the salary or wage paid or accrued to the eligible employee, provides for an annual contribution by FGI and its subsidiaries to a trust for eventual payment to employees as provided in the Plan. The Cash Profit Sharing Plan and Quest for Gold Program provide for annual cash distributions to eligible employees. The Cash Profit Sharing Plan is limited to 5% of pretax earnings, as adjusted, or 5% of eligible employee salaries or wages paid or accrued. The Quest for Gold Program is limited to 1.25% of pretax earnings, as adjusted, or 6% of eligible employee salaries or wages paid or accrued. The Cash Plus Plan was limited to 1.25% of pretax earnings, as adjusted.

The Company's share of expense under these plans was $4,069,000, $3,850,000 and $3,918,000 in 1998, 1997, and 1996, respectively.

NOTE 14:      EQUITY-INDEXED ANNUITIES

During 1997, the Company began selling an equity-indexed annuity product. At the end of its seven-year term, this product credits interest to the annuity participant at a rate based on a specified portion of the change in the value of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), subject to a guaranteed annual minimum return. In order to hedge the interest liability generated on the annuities as the index rises, the Company purchases call options on the S&P 500 Index. The Company considers such call options to be held as a hedge. As of December 31, 1998 and 1997, the Company had call options with contract values of $40,229,000 and $13,180,000 respectively, and carrying values of $14,817,000 and $3,299,000, respectively.

Hedge accounting is used to account for the call options as the Company believes that the options reduce the risk associated with increases in the account value of the annuities that result from increases in the S&P 500 Index. The call options effectively hedge the annuity contracts since they are both purchased and sold with identical parameters. Periodically, the value of the assets (S&P 500 call options) are matched to the potential liability (annuity contracts) to ensure the hedge has remained effective. The annuities were written based on a seven year investment term, absent early termination by participants. Therefore, the anticipated hedge transaction (i.e., payment of interest to the policyholder at the end of the investment term and maturity of the call option) for each annuity is generally expected to occur in seven years or less. For the years ended December 31, 1998 and 1997, the amount of unrealized hedging gains (losses) deferred was $3,511,000 and $(151,000), respectively.

The call options are carried at estimated fair value. Unrealized gains and losses resulting from changes in the estimated fair value of the call options are recorded as an adjustment to the interest liability credited to policyholders. In addition, realized gains and losses from maturity or termination of the call options are offset against the interest credited to policyholders during the period incurred. Premiums paid on call options are amortized to net investment income over the term of the contracts. There were no early terminations by annuity participants that led to maturities or sales of the S&P 500 call options during 1998 or 1997.

The cash requirement of the call options consists of the initial premium paid to purchase the call options. Should a liability exist to the annuity participant at maturity of the annuity policy, the termination or maturity of the option contracts will generate positive cash flow to the Company. The appropriate amount of cash will then be remitted to the annuity participant based on the respective participation rate. The call options are generally expected to be held for a seven-year term, but can be terminated at any time.

There are certain risks associated with the call options, primarily with respect to significant movements in the United States stock market and counterparty nonperformance. The Company believes that the counterparties to its call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal.

NOTE 15:      PARTICIPATING POLICIES

Participating business, which consists of group business, comprised approximately 8.6% of total insurance in-force as of December 31, 1998 and 8.8% of its total insurance in-force as of December 31, 1997. In addition, participating business represented 2.1% and 2.2% of premium income for the years ended December 31, 1998 and December 31, 1997 and 2.2% of premium income for the year ended December 31, 1996.

The amount of dividends paid on participating business is determined by the Farmers Life Board of Directors and is paid annually on the policyholder's anniversary date. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales.

NOTE 16:      OPERATING SEGMENTS

The Company concentrates its activities in the individual life insurance and annuity markets. These activities are managed separately as each offers a unique set of product services. As a result, the Company is comprised of the following two reportable operating segments as defined in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information": the life insurance segment and the annuity segment.

The life insurance segment provides individual life insurance products, including universal life, term life, and whole life. The annuity segment provides flexible and single premium deferred annuities, single premium immediate annuities, and equity-indexed annuity products.

The basis of accounting used by the Company's management in evaluating segment performance and determining how resources should be allocated is referred to as the Company's GAAP historical basis, which excludes the effects of the purchase accounting ("PGAAP") adjustments related to the acquisition of FGI and the Company by B.A.T in December 1988 (See Note 1).

The Company accounts for intersegment transactions as if they were to third parties and, as such, records the transactions at current market prices. There were no intersegment revenues among the Company's two reportable operating segments for the years 1998, 1997, and 1996.

The Company operates in 37 states, primarily in the western, midwestern, and southwestern regions of the United States and does not earn revenues or hold assets in any foreign countries.

Information regarding the Company's reportable operating segments follows (in thousands):


<CAPTION
                                                          Year ended December 31, 1998
                            -------------------------------------------------------------------------------------
                                         GAAP Historical Basis                       PGAAP Adjustments                      Total
                            -------------------------------------------------------------------------------------           PGAAP
                                  Life       Annuities       Total           Life       Annuities        Total              Basis
                                  ----       ---------       -----           ----       ---------        -----              -----
Revenues                    $   544,390  $   116,029    $    660,419  (a)  $      171    $     36    $      207       $    660,626
Investment income               190,197      117,024         307,221              128          79           207            307,428
Investment expenses              (8,457)      (5,201)        (13,658)               0           0             0            (13,658)
Net realized losses             (13,473)           0         (13,473)               0           0             0            (13,473)
Income before
     provision for taxes        173,576       26,033         199,609            1,895         284         2,179            201,788
Provision for income
     taxes                       61,803        9,269          71,072               99          15           114             71,186
Assets                        3,593,311    1,844,266       5,437,577          118,310      60,454       178,764  (b)     5,616,341
Capital expenditures                572            0             572                0           0             0                572
Depreciation  &
amortization                     88,146        8,572          96,718  (c)      (1,129)       (151)       (1,280) (d)        95,438


(a) Revenues for the insurance operating segments include net investment income and net realized gains(losses).

(b) Amount includes PGAAP adjustments related to the DAC ($168.3 million decrease) and VOBA ($334.4 million increase) assets.

(c) Amount includes the historical basis amortization associated with the DAC asset.

(d) Amount includes PGAAP adjustments related to the amortization of the DAC ($26.2 million decrease) and VOBA ($23.9 million increase) assets.

                                                          Year ended December 31, 1997
                            -------------------------------------------------------------------------------------
                                         GAAP Historical Basis                       PGAAP Adjustments                     Total
                            -------------------------------------------------------------------------------------          PGAAP
                                  Life       Annuities       Total           Life       Annuities        Total             Basis
                                  ----       ---------       -----           ----       ---------        -----             -----
Revenues               $     522,983     $     114,899   $   637,882 (a)    $      588   $     128    $      716       $   638,598
Investment income            171,979           115,827       287,806               428         288           716           288,522
Investment expenses           (7,626)           (5,136)      (12,762)                0           0             0           (12,762)
Net realized gains            10,063                 0        10,063                 0           0             0            10,063
Income before
provision for taxes          190,418            24,677       215,095            (3,050)       (396)       (3,446)          211,649
Provision for income
     taxes                    67,022             8,685        75,707            (1,633)       (212)       (1,845)           73,862
Assets                     3,311,007         1,870,445     5,181,452           116,805      60,454       177,259  (b)    5,358,711
Capital expenditures           1,696                 0         1,696                 0           0             0             1,696
Depreciation  &
    amortization              82,849             7,210        90,059 (c)         4,025         538    $    4,563  (d)       94,622

(a) Revenues for the insurance operating segments include net investment income and net realized gains(losses).

(b) Amount includes PGAAP adjustments related to the DAC ($195.2 million decrease) and VOBA ($359.1 million increase) assets.

(c) Amount includes the historical basis amortization associated with the DAC asset.

(d) Amount includes PGAAP adjustments related to the amortization of the DAC ($18.5 million decrease) and VOBA ($21.3 million increase) assets.



                                                          Year ended December 31, 1996
                            -------------------------------------------------------------------------------------
                                         GAAP Historical Basis                       PGAAP Adjustments                     Total
                            -------------------------------------------------------------------------------------          PGAAP
                                  Life       Annuities       Total           Life       Annuities        Total             Basis
                                  ----       ---------       -----           ----       ---------        -----             -----
Revenues                    $  502,941   $    110,344    $    613,285  (a)  $       8    $      2     $        10      $    613,295
Investment income              157,138        110,660         267,798               6           4              10           267,808
Investment expenses             (5,842)        (4,114)         (9,956)              0           0               0            (9,956)
Net realized gains              30,182              0          30,182               0           0               0            30,182
Income before
     provision for taxes       194,416         22,554         216,970          (3,266)       (283)         (3,549)          213,421
Provision for income
     taxes                      78,246          9,077          87,323         (14,893)     (1,291)        (16,184)           71,139
Assets                       3,356,559      1,898,740       5,255,299         118,557      61,348         179,905 (b)     5,435,204
Capital expenditures               132              0             132                                                           132
Depreciation  &
     amortization               75,166          5,624          80,790  (c)      3,490         279     $     3,769 (d)        84,559

(a) Revenues for the insurance operating segments include net investment income and net realized gains(losses).

(b) Amount includes PGAAP adjustments related to the DAC ($217.3 million decrease) and VOBA ($383.9 million increase) assets.

(c) Amount includes the historical basis amortization associated with the DAC asset.

(d) Amount includes PGAAP adjustments related to the amortization of the DAC ($20.6 million decrease) and VOBA ($20.5 million increase) assets.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

BALANCE SHEETS (in thousands)
(Unaudited)
================================================================================

                                                                                September 30,        December 31,
ASSETS                                                                              1999                1998
------                                                                         --------------      --------------
INVESTMENTS:
   Fixed maturities available for sale:
      Bonds, at fair value (cost:  $3,746,937 and $3,510,846)                  $    3,699,789      $    3,674,223
      Redeemable preferred stocks, at fair value
         (cost:  $67,206 and $82,090)                                                  68,845              86,662
   Equity securities available for sale:
      Nonredeemable preferred stocks, at fair value
         (cost:  $1,153 and $1,153)                                                     1,205               1,270
      Common stocks, at fair value (cost:  $58,987 and $41)                            55,748                   3
   Mortgage loans on real estate, net of allowance for losses                          37,009              52,879
   Investment real estate, net of accumulated depreciation
      and allowance for losses                                                         51,297              59,047
   Surplus note of the Exchanges                                                      119,000             119,000
   Policy loans                                                                       196,802             185,211
   Joint ventures                                                                       7,899               8,456
   S&P 500 call options, at fair value (cost: $17,376 and $11,305)                     23,498              14,817
                                                                               --------------      --------------

          Total investments                                                         4,261,092           4,201,568

CASH AND CASH EQUIVALENTS                                                              51,034              63,784

ACCRUED INVESTMENT INCOME                                                              58,686              53,263

NOTE RECEIVABLE OF AFFILIATE                                                           50,000                   0

OTHER RECEIVABLE                                                                       27,471              17,558

DEFERRED POLICY ACQUISITION COSTS                                                     530,629             467,248

VALUE OF BUSINESS ACQUIRED                                                            329,379             334,442

PROPERTY AND EQUIPMENT, net of accumulated depreciation
   of $27,477 and $28,366                                                              14,314              14,379

OTHER ASSETS:
   Securities lending collateral                                                      262,126             461,801
   Other assets                                                                         1,687               2,298
                                                                               --------------      --------------
                                                                                      263,813             464,099

                                                                               --------------      --------------

TOTAL                                                                          $    5,586,418      $    5,616,341
                                                                               ==============      ==============

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

BALANCE SHEETS (in thousands)
(Unaudited)
================================================================================

                                                                              September 30,        December 31,
LIABILITIES AND STOCKHOLDER'S EQUITY                                              1999                1998
------------------------------------                                          -------------       -------------
POLICY LIABILITIES AND ACCRUALS:
   Future policy benefits                                                      $  3,348,597        $  3,184,248
   Policy claims                                                                     31,013              26,177
                                                                              -------------       -------------

                                                                                  3,379,610           3,210,425

OTHER POLICYHOLDER FUNDS & DIVIDENDS                                                 77,239              57,358

ACCRUED EXPENSES AND OTHER LIABILITIES:
   Securities lending liability                                                     262,126             461,801
   Death benefit liability                                                           44,483              37,024
   Other liabilities                                                                 76,279              63,736
                                                                              -------------       -------------
                                                                                    382,888             562,561

INCOME TAXES:
   Current                                                                            9,890               4,180
   Deferred                                                                         102,699             161,184
                                                                              -------------       -------------
                                                                                    112,589             165,364

          Total liabilities                                                       3,952,326           3,995,708

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY:
   Common stock, $1 par value - Authorized, 25,000,000 shares;
      issued and outstanding, 6,600,000 shares                                        6,600               6,600
   Additional paid-in capital                                                       994,246             994,246
   Accumulated other comprehensive income - net of deferred
      taxes of $(11,979) and $41,518                                                (22,246)             77,105
   Retained earnings                                                                655,492             542,682
                                                                              -------------       -------------

          Total stockholder's equity                                              1,634,092           1,620,633

TOTAL                                                                          $  5,586,418        $  5,616,341
                                                                               ============        ============

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

STATEMENTS OF INCOME (in thousands)
(Unaudited)
================================================================================

                                                                                       Nine month period
                                                                                       ended September 30,
                                                                               -----------------------------------
                                                                                     1999               1998
                                                                               ----------------   ----------------
REVENUES:
   Net premiums earned                                                         $     154,821       $    128,696
   Universal life and annuity policy charges                                         157,731            154,643
   Net investment income                                                             228,617            220,008
   Net realized investment gains                                                      12,160              9,869
   Other income                                                                          621                529
                                                                               -------------       ------------

          Total revenues                                                             553,950            513,745

BENEFITS AND EXPENSES:
   Death and other benefits                                                          102,805             99,212
   Future policy benefits                                                             38,270             16,715
   Interest credited to policyholders                                                117,540            112,371
   Underwriting, acquisition and insurance expenses:
      Amortization of deferred policy acquisition costs                               62,297             48,307
      Amortization of value of business acquired                                      15,903             19,452
      Commissions                                                                     11,818             14,083
      General insurance expenses and taxes                                            32,248             31,813
                                                                               -------------       ------------

          Total benefits and expenses                                                380,881            341,953
                                                                               -------------       ------------

          Income before provision for income taxes                                   173,069            171,792
                                                                               -------------       ------------
PROVISION (BENEFIT) FOR INCOME TAXES:
   Current                                                                            66,081             23,496
   Deferred                                                                           (5,822)            37,679
                                                                               -------------       ------------

          Total provision for income taxes                                            60,259             61,175
                                                                               -------------       ------------

NET INCOME                                                                     $     112,810       $    110,617
                                                                               =============       ============

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

STATEMENTS OF COMPREHENSIVE INCOME (in thousands)
(Unaudited)
================================================================================

                                                                                            Nine month period
                                                                                          ended September 30,
                                                                                ------------------------------------
                                                                                     1999                  1998
                                                                                -----------------     --------------
NET INCOME                                                                       $       112,810       $    110,617
                                                                                -----------------     --------------
OTHER COMPREHENSIVE INCOME, NET OF TAX:
  Unrealized holding gains/losses on securities:
    Unrealized holding gains/(losses) on securities net of tax                          (144,945)            18,357
      of $(78,047) and $9,885
    Less:  reclassification adjustment for gains included in net income,
      net of tax of $2,364 and $ (268)                                                     4,390               (497)
                                                                                -----------------     --------------
        Net unrealized holding gains on securities, net of tax of
          $(75,683) and $9,617                                                          (140,555)            17,860

  Change in effect of unrealized gains (losses) on other insurance
    accounts, net of tax of $22,187 and $(2,612)                                          41,204             (4,850)
                                                                                -----------------     --------------


COMPREHENSIVE INCOME                                                             $        13,459       $    123,627
                                                                                -----------------     --------------

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

STATEMENTS OF STOCKHOLDER'S EQUITY (in thousands)
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999
(Unaudited)
================================================================================

                                                                             Accumulated
                                                           Additional           other                          Total stock-
                                             Common         paid-in          comprehensive       Retained        holder's
                                              stock         capital             income           earnings         equity
                                              -----         -------             ------           --------         ------
BALANCE, December 31, 1998                  $   6,600    $    994,246      $       77,105      $   542,682    $   1,620,633

  Net income                                                                                       112,810          112,810

Unrealized gains (losses) on
  available for sale investments
  arising during the period, net
  of tax of $(78,047)                                                           (144,945)                          (144,945)

Reclassification adjustment for
  gains included in net income,
  net of tax of $2,364                                                             4,390                              4,390

Change in effect of unrealized
  gains (losses) on other insurance
  accounts, net of tax of $22,187                                                 41,204                             41,204
                                            ---------    ------------      -------------       -----------    -------------

BALANCE, September 30, 1999                 $   6,600    $    994,246      $     (22,246)      $   655,492    $   1,634,092
                                            =========    ============      =============       ===========    =============

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

STATEMENTS OF STOCKHOLDER'S EQUITY (in thousands)
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998
(Unaudited)
================================================================================

                                                                               Accumulated
                                                                 Additional       other                          Total stock-
                                                   Common         paid-in      comprehensive       Retained        holder's
                                                    stock         capital         income           earnings         equity
                                                    -----         -------         ------           --------         ------
BALANCE, December 31, 1997                     $    6,600      $   994,246   $    66,675         $  412,080     $ 1,479,601

  Net income                                                                                        110,617         110,617

Unrealized gains (losses) on
  available for sale investments
  arising during the period, net
  of tax of $9,885                                                                18,357                             18,357

Reclassification adjustment for
  gains included in net income,
  net of tax of $(268)                                                              (497)                              (497)

Change in effect of unrealized
  gains (losses) on other insurance
  accounts net of tax of $(2,612)                                                 (4,850)                            (4,850)
                                               ----------      -----------   -----------         ----------     -----------

BALANCE, September 30, 1998                    $    6,600      $   994,246   $    79,685         $  522,697     $ 1,603,228
                                               ==========      ===========   ===========         ==========     ===========

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

STATEMENTS OF CASH FLOWS (in thousands)
(Unaudited)

                                                                                                   Nine month period
                                                                                                   ended September 30,
                                                                                           ---------------------------------
                                                                                                1999               1998
                                                                                                ----               ----
OPERATING ACTIVITIES:
  Net income                                                                                 $ 112,810          $ 110,617
  Adjustments to reconcile net income to net cash provided by operating activities:
    Universal life type contracts:
      Deposits received                                                                        226,359            223,394
      Withdrawals                                                                             (189,591)          (180,274)
      Interest credited                                                                         53,167             50,285
    Realized investment losses (gains)                                                         (12,160)            (9,869)
    Amortization of deferred policy acquisition costs and VOBA                                  78,200             67,759
    Deferred income tax expense (benefit)                                                       (5,822)            37,679
    Depreciation                                                                                 1,948              1,921
    Cash provided (used) by changes in operating assets and liabilities:
      Federal income taxes payable                                                               5,710             14,875
      Deferred policy acquisition costs                                                       (136,515)           (64,284)
      Life insurance policy liabilities                                                         43,572             23,779
      Other policyholder funds                                                                  19,882             (2,466)
      Other                                                                                     72,707            (17,420)
                                                                                             ---------          ---------
  Net cash provided by operating activities                                                    270,267            255,996
INVESTING ACTIVITIES:
  Purchase of bonds and stocks available-for-sale                                             (890,540)          (446,970)
  Proceeds from sales or maturities of bonds and stocks available-for-sale                     617,121            348,489
  Purchase of mortgage loans                                                                         0                  0
  Mortgage loan collections                                                                     17,044             24,025
  Purchase of investment real estate                                                              (617)              (878)
  Proceeds from sale of investments in real estate                                               6,368              4,302
  Increase in policy loans                                                                     (11,591)           (14,847)
  Purchase of property and equipment                                                              (409)              (445)
  Purchase of surplus note of the Exchanges                                                          0           (119,000)
  Purchase of note receivable from affiliate                                                   (50,000)                 0
  Other                                                                                         (6,071)            (6,101)
                                                                                             ---------          ---------
  Net cash used by investing activities                                                       (318,695)          (211,425)

FINANCING ACTIVITIES:
  Annuity contracts:
    Deposits received                                                                          121,572            107,341
    Withdrawals                                                                               (149,600)          (164,283)
    Interest credited                                                                           63,706             58,577
                                                                                             ---------          ---------
  Net cash provided by financing activities                                                     35,678              1,635
                                                                                             ---------          ---------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS,
  carried forward                                                                              (12,750)            46,206

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

STATEMENTS OF CASH FLOWS (in thousands) (continued)
(Unaudited)
================================================================================

                                                                 Nine month period
                                                                 ended September 30,
                                                         ------------------------------------
                                                                 1999                1998
                                                                 ----                ----
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS,
  brought forward                                         $    (12,750)         $     46,206

CASH AND CASH EQUIVALENTS:
  Beginning of year                                             63,784                 9,980
                                                          ------------          ------------
  End of year                                             $     51,034          $     56,186
                                                          ============          ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during year for:
    Income taxes                                          $     59,878          $     22,199
    Interest paid                                                 (125)                  945

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited)
-------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying balance sheet of Farmers New World Life Insurance Company ("the Company") as of September 30, 1999, the related statements of income, comprehensive income, stockholders' equity and cash flows for the nine month periods ended September 30, 1999 and September 30, 1998, have been prepared in accordance with generally accepted accounting principles ("GAAP") for interim periods and are unaudited. However, in management's opinion, the financial statements include all adjustments (consisting of only recurring adjustments) necessary for a fair presentation of results for such interim periods. These statements do not include all of the information and footnotes required by GAAP for complete financial statements and should be read in conjunction with the balance sheets of the Company as of December 31, 1998 and 1997, and the related statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998.

2.   MATERIAL CONTINGENCIES

     The Company is a party to numerous lawsuits arising from its normal business activities. These actions are in various stages of discovery and development, and some seek punitive as well as compensatory damages. In the opinion of management, the Company has not engaged in any conduct which should warrant the award of any material punitive or compensatory damages. The Company intends to vigorously defend its position in each case, and management believes that, while it is not possible to predict the outcome of such matters with absolute certainty, ultimate disposition of these proceedings should not have a material adverse effect on the Company's results of operations or financial position.

      PART C

ITEM 24.                FINANCIAL STATEMENTS AND EXHIBITS
(a)                     FINANCIAL STATEMENTS
                        All required financial statements are included in Part B of this Registration Statement.

(b)                     EXHIBITS
      (1)               Certified resolution of the Board of Directors of Farmers New World Life Insurance Company
                        (the "Company") authorizing establishment of Farmers Annuity Separate Account A (the "Separate Account").2/
      (2)               Not applicable.
      (3)      (a)      Form of Distribution Agreement between Farmers New World Life Insurance Company and Investors Brokerage
                        Services, Inc.3/
               (b)      Form of Investors Brokerage Services, Inc. Registered Representative Agreement.3/
      (4)      (a)      Revised Form of Contract for the Individual Flexible Premium Variable Annuity.3/
               (b)      Revised Guaranteed Minimum Death Benefit Rider.3/
               (c)      Revised Guaranteed Retirement Income Benefit Rider.3/
               (d)      Waiver of Surrender Charge Rider - Terminal Illness.3/
               (e)      Waiver of Surrender Charge Rider - Nursing Care.3/
               (f)      Savings Incentive Match Plan for Employees (SIMPLE) Individual Retirement Annuity Amendment Rider (20153).3/
               (g)      Individual Retirement Annuity Amendment Rider (20129).3/
               (h)      Roth Individual Retirement Annuity Endorsement (20181). 3/
      (5)      (a)      Form of Application for the Individual Flexible Premium Variable Annuity.3/
               (b)      Form of Variable Policy Application Supplement. 3/
      (6)      (a)      Articles of Incorporation of Farmers New World Life Insurance Company.1/
               (b)      By-Laws of Farmers New World Life Insurance Company.1/
      (7)               Not Applicable.
      (8)      (a)      Form of Participation Agreement between Kemper Variable Series and Farmers
                        New World Life Insurance Company.3/
               (b)      Form of Participation Agreement between Scudder Variable Life Investment Fund and Farmers
                        New World Life Insurance Company.3/
               (c)      Form of Indemnification Agreement between Scudder Kemper Investment, Inc. and Farmers
                        New World Life Insurance Company.3/
               (d)      Form of Participation Agreement between Janus Aspen Series and Farmers New World Life Insurance Company.3/
               (e)      Form of Participation Agreement between PIMCO Variable Insurance Trust and Farmers
                        New World Life Insurance Company.3/
               (f)      Form of Participation Agreement between Templeton Variable Products Series Fund and Farmers
                        New World Life Insurance Company.3/
               (g)      Form of Consulting Services Agreement between McCamish Systems, L.L.C. and Farmers
                        New World Life Insurance Company.3/


               (h)      Form of Master Administration Agreement between McCamish Systems, L.L.C. and Farmers
                        New World Life Insurance Company.3/
      (9)               Opinion and Consent of M. Douglas Close, Esq.3/
      (10)     (a)      Consent of Sutherland Asbill & Brennan LLP.3/
               (b)      Consent of Deloitte & Touche LLP.3/
      (11)              No financial statements will be omitted from Item 23.
      (12)              Not applicable.
      (13)              Schedule of Performance Computations.4/
      (14)              Not applicable.
      (15)              Powers of Attorney.2/


1/ Incorporated herein by reference to the initial registration statement on Form S-6 for Farmers Variable Life Separate Account A filed with the SEC via EDGARLINK on July 29, 1999 (File No. 333-84023).

2/ Incorporated herein by reference to the initial registration statement on Form N-4 for Farmers Annuity Separate Account A filed with the SEC via EDGARLINK on August 13, 1999 (File Nos. 333-85183 and 811-09547).

3/ Filed herewith.

4/ To be provided by future amendment.

ITEM 25.  DIRECTORS AND OFFICERS OF FARMERS NEW WORLD LIFE INSURANCE COMPANY


Name and Principal Business Address                                             Position and Office with Depositor
-----------------------------------                                             ----------------------------------
C.Paul Patsis(1)                                                                 President and Director
Richard E. Bangert(3)                                                             Director
Donald J. Covey(4)                                                                Director
Martin D. Feinstein(2)                                                            Director
Paul N. Hopkins  (2)                                                              Director
Dennis I. Okamato(5)                                                              Director
Keitha T. Schofield(2)                                                            Director
Gary R. Severson(6)                                                               Director
John F. Sullivan, Jr.(7)                                                          Director
Gerald E. Faulwell(2)                                                             Vice President
Howard E. Falk, Jr.(2)                                                            Vice President and Assistant Treasurer
Paul G. Secord(2)                                                                 Vice President
Kathryn M. Callahan(1)                                                            Vice President and Actuary
M. Douglas Close(2)                                                               Vice President and General Counsel
James I. Randolph(1)                                                              Vice President and Assistant Secretary
David A. Demmon(1)                                                                Assistant Vice President and Treasurer
Sharon D. Courlas, M.D.(1)                                                        Vice President and Medical Director
Gerald A. Dulek(2)                                                                Assistant Vice President
Doren Hohl(2)                                                                     Assistant Secretary



Paul F. Hott(1)                                                                   Assistant Vice President
Kathleen D. Katovich(2)                                                           Assistant Secretary
Hubert L. Mountz(2)                                                               Assistant Treasurer
Link R. Murphy, M.D. (8)                                                          Assistant Medical Director
John R. Patton(1)                                                                 Assistant Vice President and Secretary
Christopher R. Pflug(2)                                                           Assistant Secretary
Maryann M. Seltzer(2)                                                             Assistant Secretary

Principal business address is:

      1.       3003 - 77th Avenue, S.E., Mercer Island, WA  98040
      2.       4680 Wilshire Blvd., Los Angeles, CA  90010
      3.       2615 - 42nd Avenue West, Seattle, WA  98199
      4.       6300 Sand Point Way, N.E., #307, Seattle, WA  98115
      5.       1600 Seventh Avenue, Room 1802, Seattle, WA  98191
      6.       6131 - 128th Avenue, N.E., Kirkland, WA  98033
      7.       1201 Third Avenue, Suite 3390, Seattle, WA  98101
      8.       2500 Farmers Way, Columbus, OH 43235

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


ZURICH ALLIED AG (ZURICH, SWITZERLAND)
  owns 57% of Zurich Financial Services [Sw]
    owns 90% of Farmers Group, Inc. [US-NV]
       owns 100% of Farmers New World Life Insurance Company [US-WA] owns 95.2% of FIG Leasing Company, Inc. [US-CA] owns 100% of Farmers Services Corporation [US-NV] owns 100% of Farmers Value Added, Inc. [US-NV] owns 100% of Farmers Investment Research & Management, Inc. [US-NV] owns 100% of Farmers Reinsurance Company [US-CA] owns 100% of F.I.G. Travel [US-CA] owns 38% of Prematic Service Corporation [US-CA]
         owns 100% of Prematic Service Corporation [US-NV] owns 100% of Fire Underwriters Association [US-CA]
         owns 70% of F.I.G. Holding Company [US-CA] owns 1.7% of FIG Leasing Company, Inc. [US-CA] owns 9% of Prematic Service Corporation [US-CA]
       owns 100% of Truck Underwriters Association [US-CA] owns 30% of F.I.G. Holding Company [US-CA] owns 3.1% of FIG Leasing Corporation, Inc. [US-CA] owns 53% of Prematic Service Corporation [US-CA]
    owns 99+% of Zurich Insurance Company (see below) owns 100% of Allied Zurich Holdings Limited [CHANNEL ISLANDS]
      owns 10% of Farmers Group, Inc. [US-NV] (see above) owns 100% of British American Financial Services owns 100% of British American Financial Services Subsidiaries

ZURICH INSURANCE COMPANY - UNITED STATES
ZURICH INSURANCE COMPANY (ZURICH, SWITZERLAND) owns 100% Zurich Towers, Inc. [US - IL] owns 33% of 20th Century Asset Management Corporation Limited [India] owns 99+% of Zurich Life Insurance Company (Zurich, Switzerland) owns 14% of Provident Companies, Inc. *4 owns 100% of Provident Life and Accident Insurance Co. [US-TN] owns 100% of Provident Life and Casualty Insurance Co.
    owns 100% of Provident National Assurance Company [US-TN] owns 100% of The Paul Revere Corporation [US-MA]
      owns 100% of The Paul Revere Life Insurance Company [US-MA] owns 100% of The Paul Revere Protective Life Insurance Company [US-DE] owns 100% of The Paul Revere Variable Annuity Insurance Company [US-MA]
  owns 100% of - Zurich Holding Co. of America [US - DE]
    owns 100% Zurich Finance (USA) Inc [US-DE]
              owns 100% Zurich American Brokerage Inc [US-NY] owns 99.5% of UUBVI, Limited [BVI] owns 100% Zurich American Insurance Company [US - NY]
              owns 100% of Empire Fire & Marine Insurance Company [US - NY] owns 100% of Empire Indemnity Insurance Company [US - OK]
Zurich Holding Company of America
  owns 99.9% Risk Enterprise Management Limited [US - DE] owns 100% Zurich American REIT Corporation [US - DE] owns 100% Zurich American Insurance Company [US - NY]
      owns 100% Steadfast Insurance Company [US - DE]
        owns 100% American Zurich Insurance Company [US - IL]
          owns 100% Zurich American Insurance Company of Illinois [US -IL] owns 100% American Guarantee & Liability Insurance Company [US - NY]
        owns 100% Diversified Specialty Risk, Inc. [US - TX] owns 100% Specialty Producer Group Inc. [US - DE]
          owns 100% Daniels-Head Insurance Agency Inc. [US - TX] owns 100% Daniels-Head Insurance Agency Inc. [US - KY] owns 100% Daniels-Head Insurance Agency Inc. [US - CA] owns 100% Daniels-Head Insurance Agency Inc. [US - NY] owns 100% Daniels-Head Insurance Agency Inc. [US - OH] owns 100% O'Connor West Insurance Agency Inc.
  Empire Fire & Marine Insurance Company
    owns 100% of Douglas Street Premium Finance Company of California [US - CA] owns 100% of Douglas Street Premium Finance Company [US - NE]
      owns 100% Minnesota Marketing Center, Inc. [US-MN] owns 51% of Truckwriters, Inc. [US - NE] owns Empire Fire & Marine Insurance Company owns 100% of Empire Management Services, Inc. [US - NE]
  owns 100% of Zurich Global Ltd. [Bda]
  owns 100% of Universal Underwriters Acceptance Corp. [US - KS] owns 100% of Universal Underwriters Service Corp. [US - MO]
    owns .50% of UUBVI, Limited [BVI]
  owns 100% of Universal Underwriters Service Corp. of Texas [US - TX] owns 100% of The Zurich Services Corporation [US - IL] owns 100% of Zurich American Brokerage, Inc. [US - NY]
  Zurich American Insurance Company [US-NY] owns 85% of Maryland Casualty Co. [US - MD] owns 100% Zurich Agency Services, Inc [US-TX] owns 100% of Assurance Company of America [US - NY] owns 100% of Maine Bonding & Casualty Company [US - ME] owns 100% of Maryland Insurance Company [US - TX] owns 100% of Zurich Insurance Agency [US - MD] owns 100% of Maryland Management Corporation [US - TX]
  Trust Agreements - Maryland Lloyds [US - TX] owns 100% of National Standard Insurance Company [US - TX] owns 100% of Northern Insurance Company of New York [US - NY] owns 100% of Steadfast Reinsurance Company, Ltd. [Bda] owns 100% of Valiant Insurance Company [US - IA] owns 100% of Fidelity & Deposit Company of Maryland [US - MD]
  Zurich American Insurance Company [US-NY] owns 100% of Colonial American Casualty & Surety Company [US - MD] owns 100% Mountbatten Holding, Inc [US-PA]
      owns 100% The Mountbatten Surety Company, Inc [US-PA] owns 100% HMS Droadnought, Inc. [US-DE]
  Fidelity & Deposit Company of Maryland
    owns 100% of 300 St. Paul Corporation [US - MD] owns 51 % of Maryland Netherlands Credit Insurance Company [US - MD]
  Zurich American Insurance Company [US-NY] owns 100% of Universal Underwriters Insurance Company [US - MO] owns 100% of Universal Underwriters of Texas Insurance Company [US - TX] owns 100% of Mountain Insurance Agency [US - MA] owns 100% of Universal Underwriters Life Insurance Company [US - MO]
  owns 100% of Robert Hampson, Inc. [Canada]
Zurich Holding Company of America [US-DE] owns 100% of ZKI Holding Corp. (*3) owns 32.85% of Scudder Kemper Investments, Inc. [US - DE]
    owns 100% Zurich Kemper Investments, Inc [US-DE] owns 50% of Kemper Distributors, Inc. [US-DE] owns 50% of Kemper Service Company [US-DE] owns 100% of ZKI Agency, Inc. [US - DL]
      owns 100% ZKI Agency of Alabama Inc. [US-AL] owns 100% of Scudder Investments (U.K.) Ltd owns 100% of Zurich Investment Management (C.I.) Limited [Channel Islands] owns 100% of Zurich Investment Management (Dublin) Limited (Ireland) owns 100% of Scudder Kemper Holdings (U.K.) Limited owns 100% of Scudder, Stevens & Clark Limited owns 100% Scudder Kemper Holdings [UK] Limited owns 100% of Scudder, Stevens & Clark Japan, Inc.
      owns 100% of Scudder, Stevens & Clark Asia Limited owns 100% of Scudder Canada Investor Services Limited owns 100% of Scudder, Stevens & Clark of Canada, Ltd.
      owns 100% Zurich Investment Management, Inc. [US-DE] owns 100% Scudder Investments AG owns 100% of Scudder, Stevens & Clark (Luxembourg) S.A.
   owns 100% of Scudder Trust (Cayman), Ltd.
   owns 100% of Scudder Cayman, Ltd.
   owns 100% of Scudder, Stevens & Clark Australia Limited owns 100% of Scudder, Stevens & Clark Corporation [US - DE] owns 100% of SS&C Overseas Corporation owns 49.75% of Scudder Trust Company owns 50% of Scudder Defined Contributions Services, Inc.
   owns 50% of Scudder Capital Stock Corporation owns 50% Kemper Distributors Inc. [US - DE] owns 50% of Scudder Capital Planning Corporation owns 50% of Scudder Investor Services, Inc.
       owns 100% of Scudder Insurance Agency Inc. (CA) [US - CA] owns 100% of Scudder Insurance Agency, Inc.
       owns 100% of Scudder Insurance Agency of New York, Inc.
       owns 100% of SIS Investment Corporation
     owns 50% of Scudder Brokerage Services, Inc.
     owns 50% of Scudder Service Corporation
       owns 1% of Scudder Realty Holdings (II) L.L.C.
       owns 100% of SRV Investment Corporation
       owns 100% of Scudder Realty Holdings Corporation owns 50% of Scudder Capital Planning Corporation owns 50% Kemper Service Company [US - DE] owns 50% of Scudder Capital Asset Corporation owns 50% of Scudder Fund Accounting Corporation owns 50% of SS&C Investment Corporation owns 50% of Scudder Investor Services, Inc. [US - MA] owns 50% of Scudder Brokerage Services, Inc. [US - DE] owns 50% of Scudder Capital Asset Corporation owns 49.75% of Scudder Trust Company
       owns 50% of Scudder Defined Contributions Services, Inc.
       owns 50% of Scudder Capital Stock Corporation owns 50% of Scudder Service Corporation owns 99% of Scudder Realty Holdings (II) L.L.C.
     owns 50% of Scudder Fund Accounting Corporation owns 50% of SS&C Investment Corporation owns 50% of AARP/Scudder Financial Management Company owns 100% of Korea Bond Fund Management Co., Limited owns 100% of Scudder Cayman L.A. Power II-P Ltd.
     owns 100% of Scudder Cayman L.A. Power II-C Ltd.
     owns 100% of SFA, Inc.
Zurich Holding Company of America [US-DE] owns 36.6% of Scudder Kemper Investments, Inc. [US - DE] owns 71.67% of Kemper Corporation owns 100% of Federal Kemper Life Assurance Company [US - IL] owns 50% of KI/FKLA Rancho Realty, L.L.C.
    owns 30% of KL-75, L.L.C.
    owns 66.70% of KI/FKLA Ardenwood, L.L.C.
  owns 100% of Kemper Investors Life Insurance Company [US - IL] owns 100% of Investors Brokerage Services, Inc. [US - DE] owns 100% of Investors Brokerage Services Insurance Agency, Inc. [US - DE]
      owns 100% IBS Insurance Agency Inc of Ohio [US-OH] owns 100% of Investors Brokerage Services Insurance Agency, Inc. of Texas [US - TX]
 (*1) owns 60.10% of KI/FLA San Leandro, L.L.C.
  owns 30% of KL-75, L.L.C.

      owns 33.30% of KI/FKLA Ardenwood, L.L.C.
      owns 50% of KI/FKLA Rancho Realty, L.L.C.
    owns 100% of Kemper Portfolio Corp. [US - DE]
      owns 100% of FKLA Realty Corporation [US - IL] owns 50% of Kemper Real Estate Management Company [US - DE] owns 75% of KLMLP, L.P. [US - DE] (*2)
      owns 100% Butterfield Financial Corporation [US-CA] owns 100% of Kemper/Lumbermens Properties, Inc. [US - DE]
      KADC, Inc [US-CA]
        owns 100% of Ardenwood Financial Corporation [US - CA] owns 100% of Zurich Life Insurance Company of America [US - IL] owns 100% of Zurich Direct, Inc. [US - IL] owns 33% of 20th Century Asset Management Corporation Limited [India] owns 100% of KFC Portfolio Corp. [US - DE]
      owns 100% of Kemper Real Estate, Inc. [US - DE] owns 100% of Kemper/Cymrot, Inc. [US - DE]
        owns 100% of Kemper/Cymrot Management, Inc. [US - GA] owns 100% of KILICO Realty Corporation [US - IL]
KFC Portfolio Corp. owns 100% of KR CBDV [US - DE]
  owns 100% of Maunalua Associates, Inc. [US - HI]
    owns 100% of Pacific Homes, Inc. [US - HI]
Kemper Corporation owns 66.67% of ZKS Real Estate Partners, L.L.C. [US - DE]

Individual Shareholders own 20.86% of Scudder Kemper Investments, Inc. [US - DE] SKI Executive Defined Contribution Plan owns 9.66% of Scudder Kemper Investments, Inc. [US - DE]
Fidelity Life Association, A Mutual Legal Reserve Company [US - IL]

NOTES
*1    =     100% owned by a Texas resident under contract with Investors Brokerage Services Insurance Agency, Inc. of Texas.
*2    =     KLMLP, L.P. is a Delaware limited partnership.  Kemper Corporation's indirect ownership of KLMLP, L.P. is as follows:
                  29.7% KILICO Realty Corporation; 20.85% FKLA Realty Corporation;
                  1.5% Kemper Portfolio Corp; 22.5% KFC Portfolio Corp.; 0.3%
                  Kemper Investors Life Insurance Company; and 0.15% Federal Kemper Life Assurance Company.
*3    =     Lumbermens Mutual Casualty Company owns the remaining 3.03% of ZKI Holding Corp.
*4    =     Zurich Insurance Company, together with various U.S. affiliates, owns 6,349,207 shares, or 14%, of the common stock of
            Provident Companies, Inc.

Percentages reflect direct common stock ownership, except as noted.
Except as noted, non-corporate (i.e., partnership) joint venture real estate investments by subsidiaries of Kemper Corporation and Fidelity Life Association are not shown.

ZURICH CENTRE INVESTMENTS
ZURICH INSURANCE COMPANY (ZURICH, SWITZERLAND) owns 65% of Zurich Centre Group Holdings, Limited [Bda] owns 43% of Zurich International (Bermuda) Ltd. [Bda.]
    owns 35% of Zurich Centre Group Holdings Limited [Bda]
    (ZC Advisors International [Bda] and ZC Advisors
    [US - NY] have advisory contracts with Zurich Centre Investments Limited
    [Bda]
      owns 100% of Centre Reinsurance Services (Bermuda) II Limited [Bda] owns 43% IPC GenPar (Bermuda) L.P. [Bda] owns 44% of Insurance GenPar (Bermuda), L.P. [Bda]
          owns 1% and serves as GP of Insurance Partners Offshore (Bermuda),L.P. owns 100% of ZC Sterling Holdings Limited [US - CA]
    owns 81% of ZC Sterling Insurance Agency [US - CA] owns 100% of Centre Reinsurance Holdings Limited [Bda]
    owns 100% of Centre Solutions (Bermuda) Limited [Bda] owns 50% of Advance Travel Holdings (Bermuda) Limited [Bda] owns 51% of Strategic Risk Management Holdings Limited [Bda]
        owns 100% SRM Brokers Limited [Bda]
        owns 100% of SRM Consultants Limited [Bda] owns 100% of Strategic Risk Management Limited [UK] owns 100% of Strategic Risk Management (Propriety) Limited (South Africa)
        owns 100% of SRM Managers Limited [Bda]
      owns 39.6% of Florida Select Insurance Holdings, Inc. [US - DE] owns 100% of Florida Select Insurance Co. [US - FL] owns 100% of Florida Select Insurance Agency [US - FL]
    Centre Solutions (Bermuda) Limited (Bda) owns non-voting common stock of Mendip Insurance & Reinsurance Company Limited [Bda] owns 100% of CP Holding Limited [BVI] owns 100% of Centre Reinsurance Representatives Limited [UK] owns 40% of Pacific Select Insurance Holding, Inc. [US - DE]
      owns 100% Pacific Select Insurance Co. [US - CA] owns 100% of Centre Investors I Limited [Bda] owns 100% of Centre Investors II Limited [Bda] owns 100% of Centre Investors III Limited [Bda] owns 33% of Golden Gate Reinsurance Company Limited [Bda] owns 100% of CRS III Limited [Bda]
      owns 100% Centre Representatives (Asia) Limited (Hong Kong) owns 16.1% of CAT Limited [Bda] owns 100% of Superior National Capital, L.P. [Bda] owns 100% of Centre Solutions (Australia) Limited [Aus] owns 100% of Centre Reinsurance Services (Bermuda) IV Limited [Bda]
   owns 100% of Finwas Financing (Bermuda) Limited [Bda] owns 100% of Centre Reinsurance Limited [Bda]
   Zurich Centre Group Holdings Limited (Bda)
     owns 100% of Centre Re Holdings Dublin [Ireland]
       owns 100% of Centre Reinsurance Holdings (Delaware II) Limited [US - DE] owns 100% Centre Solutions (Asia) Limited (Bda)
   CentreRe Holdings Dublin (Ireland)
     owns 100% Centre Finance Dublin International (Ireland) owns 100% Centre Investments Dublin (Ireland)
Centre Reinsurance Holdings (Delaware II) Limited
  owns 100% of Centre Reinsurance Dublin [Ireland]
    owns 100% of Centre Reinsurance Holdings (Delaware) Limited [US - DE] owns 100% of Zurich Centre Group LLC (US-DE) owns 100% of Centre Reinsurance (US) Limited [Bda]
        owns 100% of Zurich Reinsurance Centre Holdings, Inc. [US - DE] owns 100% of ZC Property Management [US - DE] owns 100% of Zurich Reinsurance North America), Inc. [US - CT]
            owns 100% of ZC Insurance Company [US - NJ] owns 24% of Insurance Partners Advisors L.P. [US - DE]

Centre Reinsurance Limited (Bda)
  owns 100% of ZC Specialties Insurance Company [US - TX] owns 100% of Constellation Reinsurance Company [US - NY] owns 100% of BDA/US Services Limited [US - DE] owns 100% of Centre Re Services, Inc. [US - NY] owns 100% of ZC Resource L.L.C. [US-DE] owns 100% of Zurich Centre Properties, Inc (US-CT)
 ZC Resource LLC [US-DE]
   owns 50% of Life Insurance Solutions LLC [US - DE] owns 50% of Advance Travel Holdings [Delaware] Limited [US - DE]
     owns 100% of Advance Travel Limited [US - DE] owns 49% of Claims Solutions Group [US-DE]
     owns 100% of Claims management Group [UK]
 Centre Reinsurance Limited [Bda]
   owns 100% of Bridge Re [Lux]
   owns 100% Centre Insurance International Company [Ireland] owns 100% of Centre Finance Dublin International [Ire] owns 100% of Centre Reinsurance International Company [Ire] owns 33% non-voting stock of International Insurance Advisors, Inc. [US - DE] owns 54% of Insurance Partners Offshore (Bermuda), L.P. [Bda] owns 100% of Anglo American Insurance Group Limited [Bda] owns 30% of International Insurance Advisors, Inc
Zurich Centre Group Holdings Limited [Bda] owns 100% Advisors, Inc.
  owns 100% of Anglo American Insurance Holdings Limited [UK] owns 100% of Anglo American Underwriting Management Limited [UK] owns 100% of Anglo American Insurance Management Services Limited [UK]
Centre Reinsurance Limited (Bda)
  owns 100% Centre Solutions Holdings II [Delaware] Limited (US-DE) owns 100% Centre Risk Advisors, Inc. [US-DE] owns 100% ZC Group LLC [US-DE] owns 100% Centre Solutions [US] Limited [Bda]
    owns 100% ZC Specialty Insurance Company [US-TX] owns 100% Centre Solutions Holdings [Delaware] Limited [US-DE]
          owns 100% Centre Insurance Company [US-DE] owns 100% of Anglo American Insurance Co. Limited [UK]
          owns 100% of Mercantile Indemnity Limited [UK] owns 100% of Anglo American Insurance Company (Bermuda) Limited [Bda]
Centre Reinsurance Holdings Limited [Bda] owns 100% of CentreLine Reinsurance Limited [Bda] owns 100% of Mendip Insurance & Reinsurance Company Limited [Bda]
owns 100% of Strategic Services Centre Limited [Bda] - f/k/a Gear, Inc.
owns 100% of ZC Life Reinsurance Limited [Bda] owns 100% of Centre Life Holdings (Delaware) Limited [US - DE]
  owns 100% of Centre Life Reinsurance Limited [Bda]
Zurich Centre Group Holdings Limited [Bda] owns 100% of Zurich Payroll Solutions Limited [US - DE] owns 94% of Cedar Hill Holdings, Inc. [US - DE]
  owns 100% of Cedar Hill Assurance Company [US - TX] owns 100% of ZCM Holdings (Bermuda) Limited [Bda]
  owns 100% ZCM Matched Funding (Bermuda) Limited [Bda] owns 100% of ZCM Asset Holding Company (Bermuda) Limited [Bda] owns 100% of Zurich Capital Markets (UK) Limited [UK] owns 100% of Zurich Capital Markets Inc. [US - DE]
    owns 100% of Zurich Capital Markets Securities Inc. [US - DE] owns 100% of ZCM Matched Funding Corp. [US - DE]
owns 100% of Zurich Capital Markets Company [Ireland] owns 100% of Centre Financial Services Holdings Limited [Bda]
  owns 100% of Zurich Structured Finance, Inc. [US - DE] owns 100% Centre Kate Inc. 1 [US - DE] owns 100% Centre Kate Inc. 2 [US - DE] owns 47.125% of CentRe Mortgage Capital LLC [US - DE]
      owns 100% of National Mortgage Capital LLC [US - MD] owns 47.375% of CMC TEJV-1, LLC [US - DE] owns 100% of CTH Affordable Housing Corporation [US - DE]
      owns 100% of CTH Affordable Housing Investor, Inc. [US - DE]
            owns 100% of CTH MHP, L.L.C. [US - DE]
      owns 100% of CTH Special General Partner, Inc. [US - DE] owns 100% of CTH MHP II, Inc. [US - IL] owns 100% of CTH AHP Corporation [US - DE] owns 100% of CTH WNC, Inc. [US - IL] owns 100% of CTH Special General Partner II, Inc. [US - IL]
      1% General Partner & 98% Limited Partner of JFS/ZSF 1997, L.P. [US - VA] owns 34.5% common stock & 100% preferred stock of Centre Trading Partners, L.P. [US - DE]
  owns 45% of Centre Trading Corporation [US - DE]
    owns 1% of Centre Trading Partners L.P. [US - DE] owns 49% of CMB Limited [Bda]
owns 100% of Zurich Home Investments Limited [Bda] owns 100% of Centre Reinsurance Services (Delaware) Limited [US - DE]
  owns 44% of Insurance GenPar LP [US - DE]
    owns 100% and serves as GP of Insurance Partners LP [US - DE]
CTH Affordable Housing Corporation
  owns 100% ZSF Appollo Corporation [US - IL] owns 100% CTH/Landmark SLP, Inc. [US - DE] owns 100% ZSF Landmark Corporation [US - IL]
Zurich Centre Group Holdings Limited (Bda) owns 50% THIC Holdings Management Corporation owns 100% Centre Reinsurance Services (Bermuda) Limited (Bda) owns 100% Zurich S.F. Holdings Inc. (US-DE) owns 100% Sterling Forest LLC (US)

ZURICH INSURANCE COMPANY (ZURICH, SWITZERLAND) owns 100% of Zurich International Service [Ire] owns 100% of Zurich International Services [Lxm] owns 100% of Marofinac [Mar]
      owns 13.23% of La Garantie Generale Marocaine (GGM) [Mar] owns 5% of Arab International Insurance Co. [Egy] owns 68.76% of La Garantie Generale Marocaine (GGM) [Mar] owns 80% of Zurich Life Assurance Company Ltd. [UK] owns 50% of Previservice S.p.A. [Ity] owns 67% of Genevoise Vie (Geneva Life Insurance Co.) [Sw] owns 0.923% of Zurich International [Blg] owns 10% of Zurich Eurolife S.A. [Lux] owns 100% of Turegum Immobilion AG [Sw] owns 100% of Assuricum Zurich [Sw]
      owns 99.87% of Zurich Leben (Life) Insurance Company [Sw] owns 15% of Alstadt Insurance Co. [Sw] owns 20% of Telsecur [Spn] owns 100% of Zurich-Leben PKB [Sw] owns 10% of Gestora [Spn] owns 5% of National Insurance Company (Runoff) [Lxm] owns 10% of Societe Jacquet [Blg] owns 90% of Zurich Life International Services, Ltd. [UK] owns 10% of Zurich life Insurance Company of Canada [Can] owns 20% of Zurich Life Assurance Company Ltd. [UK] owns 50% of Previservice S.p.A. [Ity] owns 32.6% of Genevoise Vie (Geneva Life Insurance Co.) [Sw] owns 99.075% of Zurich International [Blg] owns 10% of Consultores de Pensiones [Spn] owns 1% of ASSURYS Compagnie d'Assurances [Fra] owns 90% of Zurich Eurolife S.A. [Lux] owns 10% of Zurich Epargne Compagnie d'Assurances [Fra]
      owns 100% of Rud, Blass & Cie AG [Sw]
      owns 5% of National Insurance Company (Runoff) [Sau] owns 100% of Genevoise Generale (Geneva General Insurance Co.) [Sw] owns 10.32% of Zurich International (France) S.A. [Fra]
        owns 99.99% of S.G.E.A. [Fra]
        owns 2% of ASSURYS Compagnie d'Assurances [Fra] owns 20% of Zurich Epargne Compagnie d'Assurances [Fra]
    owns 80.77% of Danubio Compagnia di Assicurazioni S.p.A.
    owns 58.64% of Zurich International (France) S.A. [Fra] owns 96.99% of ASSURYS Compagnie d'Assurances [Fra] owns 69.99% of Zurich Epargne Compagnie d'Assurances [Fra] owns 99.87% of Alpina Insurance Co. [Sw]
      owns 10% of Alstadt Insurance Co. [Sw]
      owns 19.23% of Danubio Compagnia di Assicurazioni S.p.A. [Ity] owns 31.01% of Zurich International (France) S.A. [Fra]
    owns 74.95% of Alstadt Insurance Co. [Sw] owns 90% of Zurich Insurance Services [Bah] owns 99.46% of Zurich do Brazil [Brz]
      owns 32% of CAARS [Brz]
        owns 100% of Zurich-Anglo Seguradora S.A. [Brz] owns 60% of Zurich Asia Holdings Ltd. [Bda] owns 49% of Neango [Arg] owns 38.7% of ISIS [Arg] owns 100% of Turegum Insurance Co. [Sw]
        owns 33.3% of Zurich Holdings (UK) Ltd. [UK] owns 100% of Pilot Association [UK] owns 100% of Zurich Municipal Marketing Services, Ltd. [UK] owns 10% of Zurich Life International Services, Ltd. [UK] owns 100% of Zurich Re (UK) Ltd. [UK]
            owns 100% of Zurich International (UK) Ltd. [UK] owns 100% of General Surety Holding, Ltd. [UK]
            owns 100% of General Surety & Guarantee Co. [UK] owns 10% of Zurich Insurance Services [Bah]
          owns 5% of Saudi National Insurance Co., E.C. (SNIC) [Sau] owns 0.54% of Zurich do Brazil [Brz] owns 7.5% of Zurich Asia Holdings Ltd. [Bda]
          owns 62.5% of Zurich Insurance (Malaysia) Sdn Bhd. [Mal] owns 100% of Zurich Insurance (Guam) Inc. [Gua]
      owns 66.6% of Zurich Holdings (UK) Ltd. [UK] owns 100% of Zurich Investment Management AG [Sw] owns 100% of Zurich Versicherung - AG [Ger] owns 100% of Central Lloyd Verwaltungsges mbH [Ger] owns 42.7% of Iguazu Compania de Seguros [Arg] owns 0.7% of Zurich Iguazu Compania de Seguros de Retiro S.A. [Arg]
   owns 99.3% of Zurich Iguazu Compania de Seguros de Retiro S.A. [Arg] owns 100% of Zurich International de Venezuela [Ven] owns 30% of Zurich Chapultepec Compania de Seguros S.A. [Mex] owns 50% of ZBV Beratungs-u. Verkaufs - AG [Sw] owns 100% of HERA Vermogensverwaltung GmbH [Ger] owns 100% of Zurich - Agrippina Beteiligungs - Aktiengesellschaft (Deutschland) AG ZABAG [Ger]
      owns 16.7% of BFI Betieigungsges fur Industriewerte [Ger] owns 100% of Deutsche Allgemeine Leben Verischerung AG [Ger] owns 100% of Deutsche Allgemeine Verischerung AG [Ger] owns 100% of Zurich Rechtsschutz - Verischerungs - AG [Ger] owns 100% of Zurich Kautions - und Kredit - AG [Ger] owns 100% of Zurich International (Deutschland) [Ger] owns 100% of Zurich Kredit Service GmbH [Ger] owns 80% of Zurich Investmentges [Ger] owns 100% of Zurich Gesellschaft fur Vermogensanlagen [Ger]
        owns 98% of D. Kern Steuerberatung [Ger] owns 100% of TDG Tele-Dienste GmbH [Ber] owns 99.1% of Agrippina Versicherung [Ger]
        owns 99.275% of Paria Versicherung - AG [Ger] owns 100% of Anas Investment, Ltd. Dublin [Ire] owns 92.3% of Agrippina Ruckversicherung - AG [Ger] owns 98% of Agrippina Lebensversicherung - AG [Ger] owns 100% of Agrippina Rechtsschultzversicherung - AG [Ger]
   owns 100% of Banuud Kapital, mbH [Ger]
      owns 100% of Zurich International (Netherland) N.V. [Nth] owns 100% of Bastion B.V. [Nth] owns 100% of Zurich International (Italia) S.p.A. [Ity] owns 100% of Zurich Insurance Company, U.K. [UK] owns 49% of Zurich Insurance Company (Russia) [Rus] owns 100% of Fairfax House Securities Ltd. [UK] owns 100% of Sanatorio Zurbaran [Spn] owns 100% of Zurich Kosmos Versicherungen AG [Aus]
        owns 100% of LASSAL Mobilien-und Immobilienvermitungs-und Vetriebsservice GmbH [Aus]
      owns 15% of Garant Eurasco [Aus]
      owns 100% of Zurich Uberspieczenle Service Sp.z.o.o (Zurich Versicherung Service GmbH) [Pol] owns 100% of Zurich Biztositasi Szolgaltato Kft. (Zurich Versicherung Service GmbH) [Hun]
     owns 99.99% of Inversiones Suizo Chilena [Chl] owns 73.15% of Compania de Seguros Chilena Generales (Chilean General Insurance) [Chl] owns 98.65% of Compnia de Seguros Chilena de Vida (Life Insurance Co.) [Chl]
         owns 2.38% of Compania de Seguros Chilena Generales (Chilean General Insurance) [Chl]
     owns 100% of CRESTA Schadenhilfe GmbH [Aus] owns 60% of Consultores de Pensiones [Spn] owns 98.37% of Zurich International (Espana) Compania [Spn]
       owns 20% of Consultores de Pensiones [Spn] owns 40% of Telsecur [Spn] owns 20% of Gestora [Spn]
         owns 10% of Consultores de Pensiones [Spn] owns 20% of Telsecur [Spn] owns 60% of Gestora [Spn] owns 100% of Caudal S.A. de Seguros y Reaseguros [Spn]
       owns 10% of Gestora [Spn]
       owns 20% of Telsecur [Spn]
     owns 36.5% of Sicurta 1879 Assicurazioni S.p.A. [Ity] owns 99.96% of SIAR (Societa Italiana Assicurazioni e Riassicurazionio) S.p.A. [Ity]
       owns 63.5% of Sicurta 1879 Assicurazioni S.p.A. [Ity] owns 42.51% of Minerva Vita Assicurazioni S.p.A. [Ity]
         owns 63.53% of Zeta Finanza S.p.A. [Ity] owns 63% of Zeasim [Ity] owns 100% of Zeta Fiduciaria [Ity] owns 100% of Zeta Fondi [Ity] owns 100% of Zetagest [Ity]
         owns 0.08% of Zetasim [Ity]
         owns 35% of ATAM [Ity]
     owns 50.02% of Minerva Assicurazioni S.p.A. [Iy] owns 24.95% of Minerva Vita Assicurazioni S.p.A. [Ity] owns 1.13% of Zeta Finanza S.p.A. [Ity] owns 35.71% of Edil-Spettacolo [Ity] owns 50% of Toscana Uno [Ity]
     owns 15.8% of Zeta Finanza S.p.A. [Ity]
     owns 63.11% of ATAM [Ity]
   owns 49.96% of Minerva Assicurazioni S.p.A. [Ity] owns 29.01% of Minerva Vita Assicurazioni S.p.A. [Ity] owns 19.54% of Zeta Finanza S.p.A. [Ity] owns 100% of Erbasei S.p.A. [Ity] owns 36.07% of Zetasim [Ity] owns 100% of Zurich Australian Insurance Holdings, Ltd. [Ast]
     owns 100% of Zurich Australian Staff Superannuation Pty. Ltd. [Ast] owns 25% of Zurich Australian Insurance Properties Pty. Ltd. [Ast] owns 100% of Zurich Australian Insurance Ltd. [Ast]
       owns 25% of Zurich Australian Insurance Properties Pty. Ltd. [Ast] owns 100% of Zurich Australian Life Insurance Ltd.
         owns 50% of Zurich Australian Insurance Properties Pty. Ltd. [Ast] owns 51% of National Accountancy Management Services Pty. Ltd. (NAMS) [Ast] owns 100% of Zurich Investment Management AG [Ast] owns 100% of Zurich Australian Auperannuation Pty. Ltd. [Ast] owns 100% of Zurich Properties Ltd. [Ast]
       owns 100% of Zurich Australian Workers Compensation Victoria Pty. Ltd. [Ast]
         owns 25% of Australian Insurance Systems Holdings Pty. Ltd. [Ast] owns 33.3% of Machinery Insurance Services Pty. Ltd. [Ast] owns 87.25% of Zurich Pacific Insurance Pty. Ltd. [Png] owns 100% of Zurich Australian Workers Commpensation Ltd. [Ast] owns 50% of Associated marine Insurers [Ast]
    owns 100% of Zurich Canadian Holdings ltd. [Can] owns 50% of Multi Services Canada, Inc. [Can] owns 50% of World Travel Protection, Inc. [Can] owns 100% of Zurich Indemnity Company of Canada [Can] owns 50% of Zurich Canada Investment Management, Ltd. [Can]
    owns 100% of Zurich Life of Canada Holdings, Ltd. [Can]
      owns 100% of Zurich Life & Health Insurance Company [Can] owns 48.7% [Class A] of ZURMEX Canadian Holdings, Ltd. [Can] owns 90% of Zurich Life Insurance Company of Canada [Can]
 owns 100% of MICOBA Holdings Ltd. [Bah]
    owns 15.91% of MICO Equities Inc. [Phl]
      owns 100% of Malayan Insurance Company, Inc. [MICO] [Phl]
        owns 50% of Pan Malayan Insurance Company [Phl]
          owns 15.96% of First Nationwide Assurance Corporation [Phl]
            owns 11.51% of Eastern General Reinsurance Corp. [Phl] owns 70% of Malayan Zurich Insurance Company [Phl]
        owns 10.01% of Eastern General Reinsurance Corp. [Phl] owns 18.23% of Eastern General Reinsurance Corp. [Phl] owns 36.03% of First Nationwide Assurance Corporation [Phl]
    owns 99.99% of Asia-Pacific Reinsurance Co., Ltd. [B.V.I.]
           owns 51.37% of Eastern General Reinsurance Corp. [Phl] owns 47.98% of First Nationwide Assurance Corporation [Phl]
 owns 14.40% of MICO Equities Inc. [Phl]
    owns 99.99% of Malayan International Insurance Corporation, Ltd[Bah] owns 100% of Malayan Insurance Co. (UK) Ltd. [UK] owns 100% of Malayan Insurance Co. (Hong Kong) Ltd. [Hkg]
 owns 80% of P.T. Zurich Insurance Indonesia [Ind] owns 70% of P.T. PSP Life Insurance Indonesia [Ind] owns 75% of Zurich Insurance Co. (Asia) Ltd. [Hkg] owns 100% of Zurich Insurance Company (Singapore) Pte. Ltd. [Sing] owns 30% of Malayan Zurich Insurance Company [Phl]
ALLIED ZURICH P.L.C. (UK)
      owns 43% of Zurich Financial Services [SWITZERLAND](see above)


ITEM 27.                NUMBER OF CONTRACTOWNERS

            As of the date of this filing, there are no contract owners.

ITEM 28.                INDEMNIFICATION

            Under its By-laws, Farmers, to the full extent permitted by the Washington Business Corporation Act, will indemnify any person who was or is a party to any proceeding by reason of the fact that he or she is or was a director of Farmers, as provided below.

By-laws of Farmers New World Life Insurance Company(as amended October 24, 1995)

              INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

SECTION 47. (a) RIGHT OF INDEMNITY. Each person who acts as a Director, officer or employee of the corporation shall be indemnified by the corporation for all sums which he becomes obligated to pay, (including counsel fees, expenses and court costs actually and necessarily incurred by him) in connection with any action, suit or proceeding in which he is made a party by reason of his being, or having been a Director, officer, or employee of the corporation, except in relation to matters as to which he shall be adjudged in such action, suit or proceeding to be liable for bad faith or misconduct in the performance of his duties as such Director, officer or employee, and except any sum paid to the corporation in settlement of an action, suit or proceeding based upon bad faith or misconduct in the performance of his duties.

            (b) SCOPE OF INDEMNITY. The right of indemnification in this article provided shall inure to each Director, officer and employee of the corporation, whether or not he is such Director, officer or employee at the time he shall become obligated to pay such sums, and whether or not the claim asserted against him is based on matters which antedate the adoption of this article; and in the event of his death shall extend to his legal representatives. Each person who shall act as a Director, officer or employee of the corporation shall be deemed to be doing so in reliance upon such right of indemnification; and such right shall not be deemed exclusive of any other right to which any such person may be entitled, under any by-law, agreement, vote of stockholders, or otherwise.

            (c) DETERMINATION OF CLAIMS FOR INDEMNITY. The Board of Directors of the corporation, acting at a meeting at which a majority of the quorum is unaffected by self-interest (notwithstanding that other members of the quorum present but not voting may be so affected), shall determine the propriety and reasonableness of any indemnity claimed under this article, and such determination shall be final and conclusive. If, however, a majority of a quorum of the Board which is unaffected by self-interest and willing to act is not obtainable, the Board in its discretion may appoint from among the stockholders who are not Directors or officers or employees of the corporation, a committee of two or more persons to consider and determine any such question, and the determination of such committee shall be final and conclusive.

                              RULE 484 UNDERTAKING

      Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.        PRINCIPAL UNDERWRITER

        (a) Investors Brokerage Services, Inc. is the registrant's principal underwriter. It is also the principal underwriter for KILICO Variable Annuity Separate
                Account, KILICO Variable Separate Account, Kemper
                Investors Life Insurance Company Variable Annuity
                Account C and FKLA Variable Separate Account.

        (b) Officers and Directors of Investors Brokerage Services, Inc., and their addresses, are as follows:

       Name and Principal Business Address*      Positions and Offices with the Underwriter
       ------------------------------------      ------------------------------------------
          John B. Scott ................................. Chairman and Director
          Michael E. Scherrman........................... President and Director
          Michael A. Kelly .............................. Vice President
          David S. Jorgensen............................. Vice President and Treasurer
          Debra P. Rezabek .............................. Secretary
          Frank J. Julian ............................... Assistant Secretary
          Allen R. Reed ................................. Assistant Secretary
          Kenneth M. Sapp ............................... Director
          Eliane C. Frye ................................ Director
          George Vlaisavljevich.......................... Director

* All of the persons listed above have as their principal business address:
  1 Kemper Drive, Long Grove, Illinois  60049-0001.

(c)(1)                    (2)                      (3)              (4)                     (5)
Name of             Net Underwriting
Principal           Discounts and             Compensation on     Brokerage
Underwriter         Commissions               Redemption          Commissions           Compensation
-----------         -----------               -------------       -----------           ------------

As of the date of this filing, no compensation has been paid to the underwriter.

ITEM 30.          LOCATION OF BOOKS AND RECORDS

            All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Farmers New World Life Insurance Company at 3003 - 77th Avenue, S.E., Mercer Island, WA 98040 and by McCamish Systems, L.L.C. at 6425 Powers Ferry Road, Atlanta, GA 30339.

ITEM 31.          MANAGEMENT SERVICES

            All management contracts are discussed in Part A or Part B of this registration statement.

ITEM 32.          UNDERTAKINGS AND REPRESENTATIONS.

            (a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the contracts offered herein are being accepted.

            (b)         The registrant undertakes that it will include either
                        (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to Farmers New World Life Insurance Company for a statement of additional information.

            (c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the prospectus.

            (d) The Company represents that in connection with its offering of the contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

            (e) The Company hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

            As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Farmers Annuity Separate Account A, has caused this Pre-Effective Amendment No. 1 to the registration statement to be signed on its behalf, in the City of Mercer Island, and the State of Washington, on this 15th day of November, 1999.


                                        FARMERS ANNUITY
                                        SEPARATE ACCOUNT A (Registrant)

Attest:     /s/ John R. Patton          By:     /s/ C. Paul Patsis
           -------------------                  -------------------
            John R. Patton                      C. Paul Patsis
            Assistant Vice President            President
                and Secretary                   Farmers New World Life
            Farmers New World Life              Insurance Company
                Insurance Company

                                        By:     FARMERS NEW WORLD LIFE
                                                INSURANCE COMPANY (Depositor)

Attest:     /s/ John R. Patton          By:     /s/ C. Paul Patsis
            ------------------                  -------------------
            John R. Patton                      C. Paul Patsis
            Assistant Vice President            President
                and Secretary                   Farmers New World Life
            Farmers New World Life              Insurance Company
                Insurance Company

            As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



Signature                                                   Title                               Date

/s/ C. Paul Patsis                              President and Director (Principal        November 15, 1999
--------------------------                      Executive Officer)
C. Paul Patsis


/s/ David A. Demmon         *                   Assistant Vice President and             November 15, 1999
--------------------------                      Treasurer (Principal Accounting
David A. Demmon                                 Officer and Principal Financial
                                                Officer)

/s/ Richard E. Bangert      *                   Director                                 November 15, 1999
--------------------------
Richard E. Bangert

/s/ Donald J. Covey         *                   Director                                 November 15, 1999
--------------------------
Donald J. Covey

/s/ Martin D. Feinstein *                       Director                                 November 15, 1999
-------------------------
Martin D. Feinstein

/s/ Paul N. Hopkins     *                       Director                                 November 15, 1999
-------------------------
Paul N. Hopkins

/s/ Dennis I. Okamoto   *                       Director                                 November 15, 1999
-------------------------
Dennis I. Okamoto

/s/ Keitha T. Schofield *                       Director                                 November 15, 1999
-------------------------
Keitha T. Schofield

/s/ Gary R. Severson    *                       Director                                 November 15, 1999
-------------------------
Gary R. Severson

/s/ John F. Sullivan, Jr.*                      Director                                 November 15, 1999
--------------------------
John F. Sullivan, Jr.




/s/ C. Paul Patsis
--------------------------
* By:  C. Paul Patsis                           On November 15, 1999, as Attorney-in-Fact pursuant to
                                                powers of attorney filed herewith.

                                  EXHIBIT INDEX


Exhibit 3(a)              Form of Distribution Agreement between Farmers New World Life Insurance Company and
                          Investors Brokerage Services, Inc.

Exhibit 3(b)              Form of Investors Brokerage Services, Inc. Registered Representative Agreement

Exhibit 4(a)              Revised Form of Contract for the Individual Flexible Premium Variable Annuity

Exhibit 4(b)              Revised Guaranteed Minimum Death Benefit Rider

Exhibit 4(c)              Revised Guaranteed Retirement Income Benefit Rider

Exhibit 4(d)              Waiver of Surrender Charge Rider - Terminal Illness

Exhibit 4(e)              Waiver of Surrender Charge Rider - Nursing Care

Exhibit 4(f)              Savings Incentive Match Plan for Employees (SIMPLE) Individual Retirement Annuity Amendment Rider (20153)

Exhibit 4(g)              Individual Retirement Annuity Amendment Rider (20129)

Exhibit 4(h)              Roth Individual Retirement Annuity Endorsement (20181)

Exhibit 5(a)              Form of Application for the Individual Flexible Premium Variable Annuity

Exhibit 5(b)              Form of Variable Policy Application Supplement

Exhibit 8(a)              Form of Participation Agreement between Kemper Variable Series and Farmers New World Life Insurance
                          Company

Exhibit 8(b)              Form of Participation Agreement between Scudder Variable Life Investment Fund and Farmers New World Life
                          Insurance Company

Exhibit 8(c)              Form of Indemnification Agreement between Scudder Kemper Investment, Inc. and Farmers New World Life
                          Insurance Company

Exhibit 8(d)              Form of Participation Agreement between Janus Aspen Series and Farmers New World Life Insurance Company

Exhibit 8(e)              Form of Participation Agreement between PIMCO Variable Insurance Trust and Farmers New World Life
                          Insurance Company

Exhibit 8(f)              Form of Participation Agreement between Templeton Variable Products Series Fund and Farmers New World
                          Life Insurance Company

Exhibit 8(g)              Form of Consulting Services Agreement between McCamish Systems, L.L.C. and Farmers New World Life
                          Insurance Company

Exhibit 8(h)              Form of Master Administration Agreement between McCamish Systems, L.L.C. and Farmers New World Life
                          Insurance Company

Exhibit 9                 Opinion and Consent of M. Douglas Close, Esq.

Exhibit 10(a)             Consent of Sutherland Asbill & Brennan LLP

Exhibit 10(b)             Consent of Deloitte & Touche LLP